UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the year ended December 31, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

“This Form 6-K contains our Annual Report for the fiscal year ended December 31, 2007, the Notice of the Annual General Meeting of the Shareholders dated 29th April 2008, and the Form of Voting Card, each of which has been mailed to holders of our Equity Shares. Also included in this Form 6-K is the Depositary’s Notice of the Annual General Meeting of Shareholders and the Form of Proxy Card, each of which have been mailed to holders of American Depositary Shares. The information contained in this Form 6-K shall not be deemed “filed” for the purposes of section 18 of the Securities Exchange Act, 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing”.

Transformation for success

Annual Report 2007

Leading global analyst firms concur that CIOs see IT playing a distinctive role in driving enterprise strategy, over the next three years. It’s no surprise then that despite economic concerns, global enterprise IT budget growth remains unchanged in 2008. The global IT outsourcing market is also forecasted to continue to grow at a steady pace.

But winds of change are sweeping across the global IT sourcing landscape. Large companies in the midst of various transformation programmes, are looking to their IT service providers to play an increasingly collaborative role in this strategic makeover. As one paradigm shifts, so does the other - the focus is moving from ‘cost saving’ to ‘value creation’. Organizations are realizing that value creation is critical to unlocking sustainable growth. For players in the IT space, the resulting challenge is to shed the skin of ‘IT service provider’ and reinvent oneself as a ‘value creator’.

The metamorphosis is already unfolding at Patni. The company has been proactively transforming itself from an ‘IT powerhouse’ to a ‘strategic business value creator’, with an intrinsic appreciation of emerging client requirements, market shifts and the changing nature of competition. A strategic plan is already under implementation. Business strategies are being revisited, strengthened and aligned with one overarching objective in mind: To bring about a transformation for success.

Highlights of achievements: 2007

During the year, we made considerable progress towards our objective of continuous growth by leveraging our operating efficiencies; making investments in strategic initiatives; growing our client base; and focusing on promising markets, verticals and service lines. We also forged several new alliances, giving us the necessary support to move forward into the future.

•

Revenues increased by 14.5%, from US$ 578.9 million in 2006 to US$ 662.9 million in 2007; corresponding net income increased by 44% (excluding additional provisions), from US$ 79.2 million in 2006 to US$ 114 million in 2007.

•

79 new clients added, taking the number of active client relationships at the end of 2007 to 318; the number of million dollar relationships increased to 84. Percentage of repeat business continued to remain stable at 92.4%.

•	2141 net additions made to the employee base in 2007, taking the total employee strength to 14,945; 18 senior management personnel joined at the Vice-President level and above, during the year.

•	312,000 sq. ft. of office space added at Mumbai East and Hyderabad; increasing our capacity for offshore work by over 2800 seats.

•

Launched a ‘Business Consulting Services’ Practice to offer our clients in the manufacturing industry a full spectrum of solutions designed to improve their business performance and corporate competitiveness.

•	Acquired Europe-based Logan-Orviss International to add telecom thought leadership, domain expertise and operational transformation consulting capability.

•	Acquired US-based Taratec – a high-end Life Sciences Consultancy, bringing in capability in the areas of regulatory compliance, analytics, drug safety, and pharmacovigilance.

•

Acquired an Intellectual Property (IP) from an FTSE 100 company, enabling use of the IP for software licensing, provision of re-usable IP led IT services, managed services and the provision of hosted or Software-as-a-Service solution.

•	Forged a strategic alliance with Birla Institute of Technology & Science (BITS), Pilani for a two-year master’s level degree in Embedded Systems for Patni employees.

•	Forged a partnership with the International Institute of Information Technology (I2IT), for collaborative research activities in the medical device domain.

•	Signed a US$ 200 million multi-year outsourcing deal with The Carphone Warehouse to provide it integrated services in consulting, systems integration, application development and maintenance.

Awards and Recognitions

•	Received the ‘Golden Peacock National Training Award’ for 2007

•	Covered in ‘Gartner’s Offshore Application Services Magic Quadrant – 2007’

•	Listed among the Top 50 in ‘2007 FinTech 100 Ranking’

•	Listed in NASSCOM’s ‘100 IT Innovators for 2007’

•	Listed as a ‘NeoIT 2008 Global Services 100 Company’

•	Listed as a ‘IAOP 2008 Global Outsourcing 100 Company’

•	Listed in ‘Osourcebook Global Services 100 – 2008’.

Key performance indicators: 2002-07

*                 Excluding additional provision for prior years’ tax review by IRS and review by Department of Labor of Patni’s US operations, leading to an increase in gross profit and operating income by approximately US$ 7.0 million and decrease in net income by US$ 19.9 million.

Letter to shareholders

chairman’s review

Despite the many challenges that 2007 posed, Patni has been able to deliver sustained growth by focusing on improving our internal operations while increasing our reach to customers worldwide. Our continuing emphasis on operating efficiencies is reflected in a visible improvement in our utilizations, offshore leverage and resultant operating margins, which have helped neutralize the impacts of the fast appreciating Rupee.

During the year, we made significant progress on several corporate initiatives:

•

We made two acquisitions, namely that of Logan-Orviss International in the Telecom space, and Taratec – a high-end Life Science Consultancy; this helped to enhance our strategic positioning in the market place and deepen our business verticals.

•	Continuing our quest to move towards end-to-end solutions-based services, we invested in intellectual property in our Telecom vertical.

•	We signed a US$ 200 million multi-year outsourcing deal with The Carphone Warehouse to provide it end-to-end integrated services.

•	We strengthened our management team in Europe and the Global HR function.

Overall, our focus continues to be to diversify our business-mix both at the geography and services lines level. We will continue to make investments to deepen our domain capability and solutions-led services and plan to aggressively enhance these through, both organic and inorganic means.

To strengthen our management team and help us transform our business in the changing market environment, we have appointed Mr. Louis Theodoor van den Boog as Executive Director. His vast experience in helping global companies grow will be an asset to our business.

Industry Environment

NASSCOM reports continued growth for the Indian IT industry. The industry grew from US$ 37.4 billion in 2006 to US$ 48 billion in 2007 and is projected to grow to US$ 64 billion in 2008. Both export and domestic markets have shown growth across all IT sectors and projections support further healthy growth.

Exports remain the mainstay of the industry and are estimated to touch US$ 40.3 billion in 2008. Banking, Financial Services and Insurance (BFSI) remains the largest vertical market for Indian IT-BPO exports, followed by high-technology, telecom, manufacturing and retail.

While the US and UK remained the largest export markets in 2007, the IT industry is steadily increasing its exposure to other geographies. Exports to Continental Europe have grown notably, at a CAGR of over 55% over 2004-7.

Even as the growth remains promising, the challenges for the IT industry are multiplying manifold.

•	Customers are driven to lowest cost supplier. The cost advantage which served India well up to now is reducing. But long-term demographics are still in India’s favor.

•	The India story is now being adopted by many other countries, so Indian players need to look beyond the country to create more globally relevant models.

•	Scale is becoming important, therefore M&As become critical. Acquiring boutique businesses does have its advantages, but acquiring bigger businesses may become more relevant.

•	Customers are demanding solutions, not services. Innovation will therefore lead growth in the future.

Corporate Performance

The Company reported a revenue growth of 14.5% to US$ 662.9 million from US$ 578.9 million in 2006; corresponding net income increased by 44% (excluding additional provisions). Through some strong fiscal discipline including operations and forex management, our net earnings during the year expanded by 44% to US$ 114 million, resulting in an overall operating margin of 18%.

We received the prestigious ‘Golden Peacock Award’ for Training excellence, during the year. We were also covered in ‘Gartner’s Offshore Application Services Magic Quadrant – 2007’.

Some of the other prestigious listings which featured Patni included:

•                  2007 FinTech 100 Ranking

•                  NASSCOM’s ‘100 IT Innovators for 2007’

•                  NeoIT 2008 Global Services 100

•                  IAOP 2008 Global Outsourcing 100

•                  Osourcebook Global Services 100: 2008.

Integration Reaps Rewards

During the year, we consolidated and repurposed a number of Business Units (BUs), specifically the delivery organization of the Banking, Financial Services and Insurance (BFSI); Communications, Media & Entertainment (CME); and the Customer Interaction Services (CIS) & BPO, to align with the market. This move was intended to not only leverage operational efficiencies, but more importantly to utilize the resultant scale and the synergy between the technology practices and common service lines for improved investment and growth opportunity.

We focused on strengthening the integrated service delivery across our vertical and horizontal BUs, to ensure better servicing of our customers.

We focused on strengthening the integrated service delivery across our vertical and horizontal BUs, to ensure better servicing of our customers.

Insurance continued to retain the distinction of being the “highest revenue and highest margin” business unit in 2007, adding a net of 22 new customers. In order to better leverage market opportunities and enhance our domain expertise, the BU has also embarked on a solutions development program, under which we plan to build specific solutions for policy administration consolidation, long-term care and new business fulfillment.

Financial Services (FS) ended the year with a significant portion of its growth coming from long-term relationships. ABN AMRO ranked second in revenue contribution to the BU even in the face of its acquisition. A strong momentum and foundation was created in the Asset Management and Benefits segment, including high-end BPO/KPO services. During the year, we also set up the relationships to service FS clients out of Brazil.

Manufacturing posted 23% growth over 2006 and expanded its strategic relationships with several key clients, besides adding some marquee names to its portfolio. The new sub-vertical, Life Sciences, added through the acquisition of Taratec Development Corporation, has brought in relationships with a number of major players in the pharmaceuticals, bio-medical and medical devices space. The BU also worked to bring to market two new offerings in the BPO space both targeted to the drug safety area.

In 2007, we also launched a Business Consulting Services practice within the Manufacturing BU, focused on helping several clients leverage technology to improve business operations, besides providing due diligence, integration and transformation services to private equity firms and corporations engaged in mergers & acquisitions.

Communications, Media & Entertainment BU continued to pursue a strong integrated strategy for providing consulting, systems integration, and outsourcing services. It established a Consulting capability through the acquisition of Logan

Orviss, a consulting company with strong global relationships with high-profile customers. It also signed a large deal with The Carphone Warehouse which is expected to generate US$ 200 million over 5 years. The BU has established a strong solutions capability and developed a ‘telco in a box’ solution to enable it to implement next-generation telecom solutions with fast time-to-market and reduced risk.

The Product Engineering Services (PES) BU continues to be our growth engine with an impressive revenue growth of 40% in 2007, and a portfolio of about 50 new customers across diverse industries. The PES BU now nurtures around 120+ customer relationships with the world’s leading R&D and technology enterprises and OEMs.

The consolidation of the PES and ISV business units has been a very successful strategic move as PES now projects itself as a complete product development partner to support all layers of technology enablement under one umbrella covering: chip design, hardware development, embedded systems development, and application software & enterprise platform development. We continue to maintain our leadership position in the medical, storage, and automation domains.

The Growth Industries BU registered a significant year-on-year revenue growth of over 40%, adding 20 new customers. The solutions team developed a suite of domain/technology based frameworks, specifically the ‘InfoXchange Framework’ in the area of transportation & logistics; MCR – a framework for multi-channel retailing; and a .NET based framework for Web-based applications.

The Enterprise Application Solutions (EAS) BU grew its revenues by 24% over the previous year, with strong growth in the SAP practice. It improved its profit performance substantially by employing best practices in supply chain. It also started its EAS Academy operations, training more than 300 employees during the year.

Infrastructure Management Services grew by 40% in 2007. During the year, the BU commenced a dedicated in-house training lab, and a second new and improved Global Visibility Centre (GVC) in Airoli. The BU achieved ISO- 20000-1:2005 certification in the IT Service Delivery for Remote Infrastructure Management delivered through these GVCs.

The CIS & BPO BU recorded a spectacular revenue increase of almost 200% during the year. This performance stands as a validation of our strategy to stay focused in a limited number of complex and high-value services, and to take our integrated IT+ BPO + IMS offerings to the market. Patni is a market leader in select service lines like actuarial services, benefits administration, asset management and healthcare for senior citizens. Our CIS practice focuses on providing integrated L1 help desk services for applications like SAP, storage devices for EMC, medical devices and infrastructure. The BU launched a new practice for KPO for actuarial valuations, analytics and life sciences.

The Business Intelligence practice grew by 20% in 2007, and added 14 new customers. We also acquired the Microsoft Gold Certified Partner status, which will serve as a key competency going forward. We also developed and took to market several value-added solutions, including a ‘CIO dashboard framework’, industry-focused solutions such as a ‘retail management framework’, ‘telecom business dashboard’ and a ‘framework for automation of performance management’ for insurance companies. We also started initiatives for exploring an open source BI technology suite and have conceptualized and implemented the ‘BI competency center’ framework as a new offering.

The Verification & Validation (V&V) Center of Excellence (CoE) registered growth of around 30% in 2007. It also launched new service lines such as testing of SOA (Service Oriented Architecture) applications, packaged application testing for ERP packages and portfolio management applications. The Managed Test Center offering provided customers with end-to-end testing solutions from test process assessment, standard test management process and dashboards, along with automation and performance frameworks.

The Business Process Management (BPM) CoE strengthened its service offerings by expanding its solutions across most leading BPM suite platforms. The CoE’s reference frameworks and process templates help deliver value-added solutions to customers.

The IT Governance CoE leveraged its proprietary and comprehensive life-cycle services spanning advisory & consultative services, multi-platform implementation and application development & maintenance services, and specialized value-added services to deliver significant solutions to its customers. There was noteworthy growth in its consultative solutions service offerings.

Regional Performance

During the year, we focused on capturing growing outsourcing opportunities in emerging markets of the Europe and APAC regions, to diversify our revenue base.

The US region continued to be the dominant revenue driver with a 78% contribution of the total revenue in 2007.

We focused on capturing growing outsourcing opportunities in emerging markets of the Europe and APAC regions, to diversify our revenue base.

The Europe region continued to grow rapidly with a revenue increase of 45%.

Our Asia Pacific business, still in the nurturing stages, grew by 24%, and seventeen new accounts were added.

Infrastructure

During the year 2007, we continued to augment our offshore development facilities at a rapid pace. We have added 312000 sq. ft. of office space at Mumbai East & Hyderabad. This has increased our capacity for offshore work by over 2800 seats.

In keeping with the Company’s policy to have its own campus operations, land has been acquired in four more locations, namely Hinjewadi at Pune; Noida SEZ area; in Kokapeta IT Park, Hyderabad; and in the IT SEZ Park, Kolkata.

All the completed facilities are state-of-the-art, with most modern services, up-to-date security systems, and fully landscaped areas with peripheral drive ways, walking areas, and recreational facilities.

People Initiatives

We continued to build our Management Team and globalize our workforce. At the close of 2007, our employee strength stood at 14,945, an addition of 2141 employees over 2006. We added 18 senior management personnel at the Vice-President level and above, during the year. A number of employee engagement initiatives were introduced to reduce attrition.

During 2007, Patni Academy for Competency Enhancement (PACE) delivered close to 104,000 participant days of technical training and 13000 person days of behavioral and leadership training, averaging to over 8.5 person days per employee. The entry level training program (PPP) covered 1600 participants in 2007, representing an increase of over 30% compared to 2006.

PACE conducted several workshops for around 200 Project Managers based at customer locations in US and UK. Apart from this, several technical programs were conducted for on-site people.

Several new training programs were launched during the year; specifically a specialized role based training program for Team Leads, and a Training Program for Designer Certification. Under the collaborative model with BITS, Pilani a two-year MS program in Embedded Systems was introduced.

We are focusing on building and enhancing our consulting capabilities, and frameworks, solutions and platform-enabled services across our verticals and horizontals.

2008 and Beyond

In 2008 we see the business environment changing significantly with an appreciated Rupee, and concern around overall IT spending due to looming issues in the US. The overall global environment poses its challenges to the outsourcing industry in India which is moving into the next phase of its evolution of competing with major global players. Despite these external challenges and the internal ones arising from the changes in our client and geography mix and poor revenue visibility, we believe we are ready to face the challenging times ahead.

With the growing commoditization of global services, we are aggressively working towards differentiating ourselves. We are finding ways to extend our value chain and bolster bottom-line. To be able to deliver tangible results to our global customers, we are focusing on building our consulting capabilities, frameworks, solutions and platform-enabled services across our verticals and horizontals.

Going forward, we remain confident about our business momentum and are optimistic of our growth prospects over the mid- and long-term.

Regards,

Narendra K. Patni

5 May 2008

Tranformation For success

During the last thirty years of Patni’s evolution, we have witnessed disruptive shifts in the market, braved global competition and are now poised to take the next leap.

The global sourcing market has matured from those days when India was considered to be a source of ‘low-cost manpower’. Today, it has earned the distinction of being a ‘preferred destination for intellectual capital’ that accelerates the trend - globalization of services. Going ahead, Indian companies are bracing up for the challenge of providing end-to-end business domain-focused solutions, leveraging intellectual property (IP) in form of solution accelerators, frameworks and service delivery methodologies.

As forces of globalization sweep the business landscape, Organizations across the world are seeking to tap the benefits of global sourcing by:

•                  Reducing operating costs

•                  Re-constructing the business value chain on a global sourcing model

•                  Increasing business velocity

•                  Expanding footprint into emerging markets

•                  Leveraging global resources to tide over the shortage of skilled resources.

Adversity is good. Challenge, after all, provokes one to rise above the ordinary. Without challenge there would be little incentive for growth.

Our clients too want to use global sourcing as a business lever and look at us to be their ‘strategic partner’. They expect us to be a mature global services company that understands their business and has agility, and scalable technology/capability to enable them to meet their business needs profitably. Several of our customers have already integrated us in the rolling out of their strategic growth plans. Clearly, the focus of global sourcing is shifting towards seeking a partner for business transformation, who can create business value through a strong alignment of domain expertise, process maturity and technology competencies.

As unprecedented opportunities open up for us, we are also faced with a stiff global competition. The competition is no longer based on low-cost resources. It has become more complex with competitors being able to offer similar services at comparable prices and with clients and prospects looking at value beyond cost, quality and productivity.

As a global organization with globally distributed clientele, we have laid down transformational objectives to survive and grow in an increasingly complex business environment. The transformation has to address the following challenges:

•                 Cultural Challenge: Over time, the complexity of our organization has grown manifold with multiple business units, full-spectrum service offerings, large delivery infrastructure, clientele spread across the world, and most importantly, multi-cultural, multi-ethnic workforce. It is a significant challenge to transform the organization predominantly having an India-centered work-force to that having a global culture. There is a compelling need to identify leaders and change agents across all levels in the organization to deliver competitive performance.

The perfect client relationship emerges from not just understanding the client but being the client. One must imperatively think, perceive and act like the client.

•                 Process Challenge: Patni’s business and technology processes have evolved over three decades while adapting to the changing needs of the markets. Going ahead, we need to further deepen the depth of our delivery organization. It is important to fine tune our service delivery processes and transform them to the next level of maturity through standardization and adopting global best practices, to drive quality, efficiency and speed.

•                 Structural Challenge: We need to adopt a simplified organizational structure that eliminates siloed existence of business units and promotes cross-unit integration, enabling accountability, endowing responsibility and improving coordination across functional and regional boundaries.

While we are implementing a slew of measures to negotiate the above challenges, we have multiple reasons to be optimistic and feel confident that our efforts for large-scale organizational transformation will succeed. Following are some of the measures that we have taken in order to shape the transformation agenda.

•                 Aligning the go-to-market approach with domain expertise: We continue to grow our business domain expertise through acquisitions, hiring and training. All of our client interactions are led by domain experts who understand our client’s business well and are able to align our technology expertise to meet the client’s expectations through an integrated domain, process and technology offering. Some of our clients have even acknowledged that our domain expertise has been a key instrument in their success with business outcomes.

Knowledge is power. The power to stay one step ahead of the competition. The power to preempt change. The power to excel.

•                 Introducing structural changes for accountability and profitability: We recognize the need for a simplified structure that organizes all the business units around the objectives of efficient service delivery and drives performance by optimizing resource utilization and fulfillment of accountability at all levels. Accordingly, we have taken measures to rationalize our operating structure. The recent consolidation of our CRM, EAI and Business Intelligence teams into the new business unit called Customer Dynamics and Integration (CDI), and the separation of Help Desk from BPO to form Customer Interaction Services (CIS) are steps in that direction.

•                 Seeking delivery excellence: Our delivery engine has evolved into a mature global delivery platform over three decades of experience and serves as a robust foundation for our business initiatives. We continue to strengthen our delivery capabilities through knowledge of emerging models and best practices in the global markets. The global sourcing and operations team that we set up last year has made a difference by providing resourcing support and helped the delivery and sales teams maintain focus on customer satisfaction.

•                 Pursuing client centricity: Over the years we have maintained a sharp focus on building long standing relationships. Over 90% of our total global revenues come from repeat business. At least thirty of our top fifty clients have been with us for over five years. Some of these have been with us for over ten years. To grow our existing client-engagements into productive relationships, we have created an account management structure which will focus on continuously enhancing the value proposition for our customers. Creation of the role of client partner focused on domain-led solutions, consulting and account management, has enabled us

Cost should never be confused with value. Cost is temporary, value is permanent.

deepen our relationship with our key customers and gain acceptance as a strategic partner. We have initiated discussions with most of our customers and have started influencing their strategic agenda. We also have reorganized our sales teams, to make a clear distinction between new business specialists and account management specialists. Going ahead, we will continue to build new operating models capable of delivering unprecedented levels of customer value.

•                 Moving up the service value chain: We have taken conscious steps towards building capabilities in consulting and are positioning ourselves as a partner who can provide business value along with full-scope IT services. We have created consulting and solutions teams in our industry practices. Our acquisitions of Logan Orviss International and Taratec Development Corporation have helped us to bolster our consulting services respectively in the Telecom and Life Sciences business. Our recent success with the The Carphone Warehouse Group Plc, is recognition of our ability as a high-end value provider.

•                 Creating sustainable value for our clients: Though cost reduction is not the only reason for our clients to come to us, cost management is certainly one of the key objectives of their outsourcing decision. We not only help our clients to reap one-time cost benefits through an optimal on-site-off-shore mix, but also help them with progressive cost benefits and productivity gains through our process optimization services. We are expanding our network of global delivery centers beyond India, the USA and the UK regions. We plan to make necessary investments to set up and grow world-class delivery facilities in Latin America, South Africa and China.

Today, innovation is a vastly evolved concept. The shift from being a rarefied virtue to an absolute necessity equates innovation with survival itself.

Responding to the shift in the marketplace from effort-based pricing to value-based pricing, we have introduced new pricing models based on value-creation and have been able to register new wins.

•                 Rationalizing cost structures: To offset wage and rupee inflation, we are relentlessly focused on improving operating efficiencies and reducing expenditures. We closely monitor the cost structures and have taken measures for the prudent management of SG&A expenses. Besides enforcing financial discipline on the cost-side, the management is also focused on enhancing the revenue side by improving utilizations, pricing and per capita productivity.

•                 Fostering innovation: We promote a culture of risk-taking and have put in place an effective process to foster innovation. We invest significantly to build the requisite R&D wherewithal to enable us to stay on the forefront of latest business and technology trends. Our domain experts and solutions teams across all of our practices are entrusted with the responsibility of creating intellectual property (IP) in form of repeatable frameworks, solution accelerators and service delivery methodologies aimed at improving speed, and achieving predictability in service delivery.

Having got our basics right, we are aggressively investing in building on our strengths for a bright future. We are a right-sized organization enabling flexibility to respond quickly to the changing market dynamics. We are aggressively working towards adopting a focused differentiated market strategy and building a strong brand. We are confident that in due time, we will unlock the combined potential of our ‘intangible assets’, namely, knowledge capital, customer relationships, delivery infrastructure and IP-driven domain solutions to create an unmatched value proposition for our customers.

Directors’ Report

To,

The Members,

PATNI COMPUTER SYSTEMS LIMITED

Your Directors have pleasure in presenting their Thirtieth Annual Report together with Audited statements of Accounts for the year ended 31 December 2007:

Financial Results

	31 Dec 2007	31 Dec 2006
	(Rs. in million)	(Rs. in million)
Sales	11,723	9,978
Resulting in Profit Before Tax	4,357	3,059
Profit After Tax	3,875	2,058
Profit available for appropriation after adding to it Previous Year’s Brought Forward	13,302	10,106
Appropriated as under:
Adjustment on account of employment benefits	7	—
Transfer to General Reserve	388	205
Final Proposed Dividend on Equity Shares @ 150% (Previous Year 150%)	418	415
Corporate Tax on above Dividend	83	58
Balance Carried to Balance Sheet	12,406	9,428

Management Council

Narendra Patni Chairman & CEO	Louis Theodoor van den Boog Executive Director	Mrinal Sattawala Chief Operating Officer	Russell Boekenkroeger Executive Vice-President & Region Head, North America

Neeraj Gupta Executive Vice-President & Head – Communications, Media & Entertainment	Satish Joshi Executive Vice-President & Chief Technology Officer	Vijay Khare Executive Vice-President, Chief Administrative Officer & Chief Delivery Officer	Rajesh Padmanabhan Executive Vice-President & Global Head – Human Resources

Surjeet Singh Chief Financial Officer & Head – Mergers & Acquisitions	Brian Stones Executive Vice-President & Head – Europe

Senior Management

Lokesh Bhagwat Sr. Vice-President & Head – Growth Industries	Ajay Chamania Sr. Vice-President & Head – Product Engineering Services	Sunil Chitale Sr. Vice-President & Head – Manufacturing & Enterprise Application Solutions	Vic D’Alfonso Sr. Vice-President & Head – Financial Services

Dilip Dhanuka Sr. Vice-President & Head – Product & Technology Initiatives	Sanjiv Kapur Sr. Vice-President & Head – Business Process Outsourcing	Deepak Khosla Sr. Vice-President – Asia Pacific & Head – Global Marketing	Sunil Kuwalekar Sr. Vice-President & Head – Global Sourcing & Operations Management

Milind Padalkar Sr. Vice-President & Head – Global Resources in Technologies	Samvit Raina Sr. Vice-President & Head – Customer Dynamics and Intelligence	Ajit Yadav General Counsel

Board of Directors
(Left to Right)
Louis Theodoor van den Boog Executive Director, Ramesh Venkateswaran Independent Director
Pradip Shah Independent Director, Ashok K. Patni Non-Executive Director, Arun Maira Independent Director
Narendra K Patni Chairman & CEO, Michael A. Cusumano Independent Director
Arun Duggal Independent Director, Abhay Havaldar Alternate Director to William O. Grabe
Gajendra K. Patni Non-Executive Director, William O. Grabe Non-Executive Director

Business Performance

The performance of your Company during the year under report has shown improvement over the previous year. Total revenue for the year ended 31 December 2007 amounted to Rs. 11,723 million as against Rs. 9,978 million for the corresponding period last year registering growth of about 17.5%. The Company has posted the Net Profits after tax to Rs. 3,875 million as compared to Rs. 2,058 million for the corresponding period last year registering growth of about 88% for the year ended 31 December 2007. Even on consolidated basis, revenues were increased in the current year 2007 by 14.5 % to US$ 662.9 million from US$ 578.9 million in 2006 and net income increased by 44%.

Dividend

Your Directors are pleased to recommend the payment of dividend for the year ended 31 December 2007 at Rs.3/- (Rupees Three only) per share (150 percent) on face value of Rs.2/- [Previous year Rs.3/- per share (150 percent)] , subject to approval of Members at the ensuing Annual General Meeting.

Business Overview

Your Company is one of the leading providers of information technology services. The Company delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India. Your Company addresses its clients’ needs with its global delivery model, through which it allocates resources in a cost-efficient manner using a combination of onsite client locations in USA, Europe, Japan, Asia Pacific and Rest of the world and offshore locations in India. Your Company believes that an integral to its delivery competence is its domain expertise. Overall, your Company derives significant strength from its focused industry expertise, successful client relationships, extensive suite of IT services, delivery and operational excellence, highly experienced management team and dedicated and highly skilled delivery professionals.

Business Segments

Your Company offers its services to customers through industry practices in insurance, manufacturing, financial services and telecommunications, as well as in other industries. Your Company also has technology practices that offer services in product engineering and for Independent Software Vendors (ISVs). Both industry practices and technology practices are complemented by service lines, which are developed in response to client requirements and technology life cycles. Your Company’s range of services includes application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

Customer Relationships

Your Company has always demonstrated the ability to build and manage relationships with some of the world’s largest and best known companies. Our strategy to diversify our revenue profile is on course. In keeping with our thrust to diversify our revenue profile, our top client contribution towards revenue reduced from 14.6% in 2006 to 11.8% during 2007. Similarly, revenues from top 10 clients reduced from 53.1% in 2006 to 47.3% in 2007. While nurturing long-term relationships with existing customers, your Company has continued to expand its customer base. The Company added 37 new clients during 2007 and its active client base has increased significantly to 318 clients as of 31 December 2007. The number of $ 1 million client relationships increased by 10 during the year taking the tally to 84.

Your Company’s percentage of repeat business continued to be stable at 91.5%. Similarly, your Company’s strategy to improve the geographical diversification of Company’s client base is on track with revenues from Europe, Japan and Asia-Pacific (excluding Japan) registering strong growth. On the regional performance front, in 2007, Europe continued to show good growth.

In line with our strategy to diversify our geographical profile, Europe’s contribution to our revenues increased to 14.7% in 2007 from 11.6% in 2006.

On the industry-vertical front, Product Engineering Services and Manufacturing recorded significant growth contributing 16.8% and 23.7%, respectively, to total revenues in 2007.

Our focus to expand our service offerings continues, with contribution of Application Development & Maintenance reducing considerably to 64.9% in 2007 from 70.8% in 2006. Simultaneously, the contribution of Enterprise Application Solutions, Infrastructure Management Services and BPO together increased to 23.6% in 2007 from 19.8% in the previous year.

Sales and Marketing Initiatives

Your Company has further consolidated global verticalization initiative. The Company has realigned its business unit structures to create sharper focus on select industry and technology practices. The North American sales organization has been realigned and integrated with the said industry and technology practices. A majority of your Company’s sales and marketing teams focus on specific industries & have Accounts Managers to manage relationship with large customers. In addition to sales executives, there are industry experts and solution architects who complement the sales efforts by providing specific industry and service line expertise.

Personnel & Performance

Your Company has established a work ethic based on values that transcend across its global operations. The culture is oriented to high growth and performance that allows the Company to attract, motivate and retain high quality talent worldwide. Abilities are recognized with rewards for high performance.

Your Company uses its competitive recruitment program to select talent from India’s premier engineering institutions. An adaptive business model and mature management structure allow aggressive scalability without compromising on flexibility, responsiveness and reliability of services.

On 31 December 2007, the employee strength of your Company stood at 14,945 with approximately 2,141 additions over year 2006.

Facility Expansion

During the year, your Company added net 3,12,000 sq. ft. of space of Mumbai East and Hyderabad. With a view to build our own campuses, your Company has acquired land in four locations – Noida, Pune, Hyderabad and Kolkata, in addition to the land your Company has in Mumbai and Chennai.

All of your Company’s development centers were assessed at SEI-CMMI Level 5 by KPMG, India.

Challenges ahead - 2008

As the Company enters 2008, we must be ready to face the challenging times ahead. External factors like the appreciating rupee, concern around overall IT spending in the US and competition with major global players continue to loom large. The Company’s internal challenges come from the various changes in our client and geography mix and poor revenue visibility.

With the growing commoditization of global services, the Company needs to strongly differentiate itself. The Company needs to find ways to extend its value chain and bolster bottom-line. The Company needs to work harder towards delivering tangible results to its global customers. The Company can achieve this by focusing on building and enhancing our consulting capabilities, and frameworks, solutions and platform-enabled services across its verticals and horizontals. As the market dynamics are changing, the Company needs to keep up with the times in terms of customer demand, market shifts and changing nature of competition.

Corporate Developments & Accolades

Your Company signed a Memorandum of Understanding (MoU) with BITS Pilani through the ‘BITS Off-Campus Distance Learning & Collaborative Programmes’ scheme to hone the skills of employees for our growing Product Engineering Services (PES) division.

Your Company acquired Microsoft Gold Partner Certification status with Business Intelligence as one of our key competencies. This puts us in the elite list of global partners who have this standing with Microsoft.

Trillium Software, a leading enabler of Total Data Quality solutions, aligned with the Company to help provide organizations with an assessment of their data quality needs. With this partnership, your Company will provide organizations with data quality assessment using Trillium Software’s Discovery and Insight solutions.

Your Company was bestowed with the prestigious Golden Peacock National Training Award (GPNTA) for 2007. This award is recognition of excellence in training practices and relates effective training with improved business and individual performance by providing role models in all sectors of Indian Corporate life.

Patni ESOP 2003 (Revised 2006)

Your Company had introduced the Employees Stock Option Plan known as ‘Patni ESOP 2003’. Under the Plan, the Company is authorised to issue 11,142,085 equity shares of Rs. 2/- each upon the exercise of options granted to employees and / or directors of the Company and its subsidiaries. As these Options were issued on market related prices, the recent fall in the market prices in general and the information technology companies shares in particular, the Options granted to the employees have become unattractive. In order to make them attractive and to motivate the employees to perform better, it is now proposed to modify Options terms by reducing the number of Options at the revised exercise price of Rs. 2/- per share at the option of the employees, as detailed in the notice convening the Annual General Meeting. This proposal requires the approval of the Members by way of special resolution.

The Plan is being administered by the Compensation and Remuneration Committee of Directors constituted as per SEBI Guidelines. The details of Options granted under the Plan are given in the Annexure to this Report.

Subsidiary Companies

The Company has wholly owned subsidiaries viz. Patni Americas, Inc. (formerly Patni Computer Systems, Inc), Patni Computer Systems (UK) Limited and Patni Computer Systems GmbH.

Patni Telecom Solutions, Inc. is a subsidiary of Patni Americas, Inc., Company’s one of the main subsidiaries.

Patni Telecom Solutions (P) Limited and Patni Telecom Solutions (UK) Limited are subsidiaries of Patni Telecom Solutions, Inc.

During the year, Patni Americas, Inc., Company’s one of the main subsidiaries, had acquired Taratec Development Corp. (“Taratec”). Name of Taratec was later changed to Patni Life Sciences, Inc.

Your Company also set up a wholly owned Subsidiary in Brazil viz. Patni Computer Systems Brasil Ltda.

In view of the above and by virtue of Section 4 of the Companies Act, 1956, the Company has following eight subsidiaries (Collectively to be referred as “Subsidiary Companies”): i) Patni Americas, Inc.; ii) Patni Computer Systems (UK) Limited; iii) Patni Computer Systems GmbH; iv) Patni Telecom Solutions, Inc.; v) Patni Telecom Solutions (UK) Limited; vi) Patni Telecom Solutions (P) Limited; Vii) Patni Life Sciences, Inc. and viii) Patni Computer Systems Brasil Ltda.

The Company has been granted exemption for the year ended 31 December 2007 by the Ministry of Corporate

Affairs vide its letter dated 29 February 2008 from attaching to its Balance Sheet, the individual Annual Reports of each of its Subsidiary Companies. As per the terms of the said letter, a statement containing brief financial details of the Company’s subsidiaries for the year ended 31 December 2007 is included in the Annual Report. The annual accounts Subsidiary Companies and the related detailed information will be made available to any Member of the Company / its Subsidiary Companies seeking such information at any point of time and are also available for inspection by any Member of the Company / its Subsidiary Companies at the Registered Office of the Company. The annual accounts of the Subsidiary Companies will also be available for inspection, as above, at the registered offices of the respective Subsidiary Companies.

Directors

In accordance with the requirements of the Companies Act, 1956 and Articles of Association of the Company, Mr. Arun Duggal and Mr. William Grabe are liable to retire and eligible for reappointment in the forthcoming Annual General Meeting.

During the year, Mr. Gajendra K Patni & Mr. Ashok K Patni ceased to be Executive Directors w.e.f. 2 October 2007. However, they continue to act as Directors on the Board of Directors of the Company.

The Board of Directors, at their meeting held on 29 April 2008 had appointed Mr. Louis Theodoor van den Boog as an Executive Director of the Company upto 31 March 2013. It is proposed to obtain the necessary approval from the Members of the Company in the ensuing Annual General Meeting. The Board recommends the resolution for your approval.

Corporate Governance

Your Company follows the principles of the effective corporate governance practices. The Clause 49 of the Listing Agreement deals with the Corporate Governance requirements which every publicly listed Company is required to comply with. The Company has taken steps to comply with the requirements of revised Clause 49 of the Listing Agreement with the Stock Exchanges.

A separate section on Corporate Governance forming part of the Directors’ Report and certificate from the Company’s Auditors confirming the compliance of conditions on Corporate Governance as stipulated in Clause 49 of the Listing Agreement is included in the Annual Report.

Particulars of Employees

Particulars of employees as required under the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, as amended, forms part of this Report. However, in pursuance of Section 219(1)(b)(iv) of the Companies Act, 1956, this Report is being sent to all the Members of the Company excluding the aforesaid information and the said particulars are made available at the registered office of the Company. The Members desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Fixed Deposits

Your Company has not accepted any fixed deposits from the Public. As such, no amount of principal or interest is outstanding as of the balance sheet date.

Auditors

M/s BSR & Co., Chartered Accountants, the present statutory auditors of the Company holds office until the conclusion of the ensuing Annual General Meeting. It is proposed to reappoint them as the statutory auditors of the Company until the conclusion of the next Annual General Meeting. M/s BSR & Co., have, under section 224(1) of the Companies Act, 1956, furnished the certificate of their eligibility for reappointment.

Directors’ Responsibility Statement

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representation received from the Operating Management, confirm that:

(a)	in the preparation of the annual accounts, the accounting standards have been followed and that there are no material departure;

(b)

they, in selection of accounting policies, have consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 December 2007 and the Profit of the Company for the period 1 January 2007 to 31 December 2007;

(c)

they have taken proper and sufficient care, to their best of knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(d)	they have prepared the annual accounts on a going concern basis.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings / Outgo

A) Conservation of Energy

Your Company consumes electricity only for the operation of its computers. Though the consumption of electricity is negligible as compared to the total turnover of the Company, your Company has taken effective steps at every stage to reduce consumption of electricity.

B) Technology Absorption

This is not applicable to your Company as it has not purchased or acquired any Technology for development of software from any outside party.

C) Foreign Exchange Earnings/Outgo

Earnings in Foreign Currency on account of:	31 Dec 2007
(Rs. in million)
Export Sale	11,620
Others	5
Total Earnings	11,625

Expenditure in Foreign Currency on account of:	31 Dec 2007
(Rs. in million)
Traveling Expenses	289
Overseas Employment Expenses	770
Professional Fees & Consultancy Charges	130
Subscription & Registration Fees	2
Other Matters	88
Total Expenditure	1,279
Net Earnings in Foreign Currency	10,346

Acknowledgements

Your Directors wish to convey their appreciation to all the Company’s employees for their performance and continued support. The Directors would also like to thank all the shareholders, consultants, customers, vendors, bankers, service providers and governmental & statutory authorities for their continued support.

For and on behalf of the Board of Directors

Narendra K Patni	Gajendra K Patni
Chairman & CEO	Director

29 April 2008

Annexure to the Directors’ Report - ESOP

Information as on 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

			As of 31 December 2007
(a)	No. of options granted		8,856,092	*
(b)	Pricing formula		As per market price as defined in SEBI guidelines on ESOP
(c)	Options vested		4,566,021	**
(d)	Options exercised		1,871,290
(e)	The total number of shares arising as a result of exercise of option		1,871,290
(f)	Options lapsed		1,849,052	***
(g)	Variation of terms of options		N/A
(h)	Money realized by exercise of options;		317,548
(i)	Total number of options in force;		5,135,750
(j)	Ratio of ADS to Equity Shares		1 ADR = 2 Shares
(k)	Employee wise details of options granted to;
	(I)	senior managerial personnel during the year;	Refer Table 1
	(II)	any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Refer Table 2
	(III)	identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant;	Nil

Table 1

Employee Name	ADS options granted
Brian Stones	25,000

Table 2

Employee Name	ADS options granted
Jim Pena	11,000
Raghavendra Prasad Krishnamurthy	11,000
Samvit Raina	19,000
Rohit Bedi	25,000

(l)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’	27.67
(m)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP
	Profit for the year after taxation as reported	3,875,184
	Add Stock based employee compensation deteremined under the intrinsic value method	—
	Less Stock based employee compensation deteremined under the fair value method (1)	88,237
	Pro-forma profit	3,786,947

			As of 31 December 2007

	Reported earnings per equity share of Rs 2 each
	- Basic		27.95
	- Diluted		27.67
	Pro-forma earnings per equity share of Rs 2 each
	- Basic		27.31
	- Diluted		27.04
(n)	Weighted-average exercise prices and weighted-average fair values of options, for options whose exercise price equals the market price of the stock
	Weighted average exercise price	- Equity	348.51
	Weighted average fair value	- Equity	129.79
	Weighted average exercise price	- ADR	$21.06
	Weighted average fair value	- ADR	$8.72
(o)

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for Equity linked options which are in accordance with SEBI Guidelines on ESOP

	Dividend yield		0.78%
	Weighted average dividend yield		0.78%
	Expected life		3.5-6.5 years
	Risk free interest rates		8.00% - 8.22%
	Volatility		32.84% - 42.32%
	Weighted Average Volatality		36.68%

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for ADR linked options which are in accordance with SEBI Guidelines on ESOP

	Dividend yield		0.65% - 0.79%
	Weighted average dividend yield		0.76%
	Expected life		3.5-6.5 years
	Risk free interest rates		4.25%-4.75%
	Volatility		34.32% - 44.07%
	Weighted average volatility		38.80%

	Grant Date	Price (Rs.)
The price of the underlying share in market at the time of option grant
	2 April 2007	375
	24 April 2007	455
The price of the underlying ADR in market at the time of option grant
	2 April 2007	$22.35
	26 November 2007	$15.09

*          Including options granted to employees, who have then separated.

**        Net of lapsed options.

***      As per the Plan, in the event of resignation from employment, the options lapse for the individual employee. However, the said options are available to the Company for reissue.

Disclosures required under Clause 12.2 of SEBI ESOP Guidelines

(Currency: in thousands of Indian Rupees except share data)

			As of 31 December 2007
(a)	No. of options granted		2,743,400
(b)	Pricing formula		The Company was not publicly listed as on the date of grant of stock options. The stock options were granted at the Fair Market Value as determined by an independent agency.
(c)	Options vested		2,214,675
(d)	Options exercised		1,630,849
(e)	The total number of shares arising as a result of exercise of option		1,630,849
(f)	Options lapsed		528,725
(g)	Variation of terms of options		N/A
(h)	Money realized by exercise of options;		236,473
(i)	Total number of options in force;		583,826
(j)	Employee wise details of options granted to:
	(I)	senior managerial personnel;	Refer Table 3
	(II)	any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Nil
	(III)	identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant;	Nil

Table 3

Employee Name	Granted
Satish M. Joshi	62,000
Deepak Sogani	52,600
Sunil Chitale	37,200
Milind S. Padalkar	31,700
Nand Kumar S. Pradhan	18,000
Milind Jadhav	19,000
Douglas W. Fallon	25,000
Sukumar G. Namjoshi	20,000
Vijay P. Khare	63,300
Ajay Chamania	34,700
Sanjiv Kapur	20,000
C. R. Krishna Shastri	30,100
Kiran Patwardhan	17,000
Mrinal R. Sattawala	58,300
Sumedh Mehta	25,000
Parag S. Patel	15,000

(k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’	27.67
(l)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP	Profits for the year 2007 would have been lower by Rs. 17.6 lakhs and the basic and diluted EPS would have been lower by Rs. 0.01
(m)	Weighted-average exercise prices and weighted-average fair values of options, separately for options whose exercise price either equals or exceeds or is less than the market price of the stock
	Weighted average exercise price	Rs. 145
	Weighted average fair value	Rs. 20.11
(n)	The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions which are in accordance with SEBI Guidelines on ESOP
	Dividend yield	0.41%
	Expected life	2-5 years
	Risk free interest rates	4.75% - 4.90%
	Volatility	Nil
12.3

As the company follows intrinsic method for accounting for compensation cost there is no impact on profits and the basic and diluted EPS, as the excercise price and market price on date of grant is the same.

Corporate Governance Report

Your Company has complied, in all material respects, with features of Corporate Governance Code as per Clause 49 of the Listing Agreement with the Stock Exchanges.

A report on the implementation of the Corporate Governance Code of the Listing Agreement by the Company is furnished below.

Philosophy on Corporate Governance

A good corporate governance process aims to achieve balance between shareholders’ interest and corporate goals by providing long-term vision of its business and establishing systems that help the Board in understanding and monitoring risk at every stage of the corporate evolution process to enhance the trust and confidence of the stakeholder without compromising with laws and regulations.

The Company’s philosophy on corporate governance encompasses achieving balance between individual interests and corporate goals through the efficient conduct of its business and meeting its stakeholder obligations in a manner that is guided by transparency, accountability and integrity. Accountability improves decision-making and transparency helps to explain the rationale behind decisions and to build stakeholder confidence.

At Patni Computer Systems Limited, we strive towards excellence through adoption of best governance and disclosure practices.

A. Board of Directors

1. Composition of directors

The Board of Directors of the Company (“the Board”) has an optimum combination of directors. In order to ensure the independence of the Board, majority of the directors are Independent Directors.

At present, the Board consists of ten members. The relevant details in respect of the existing composition of the Board are furnished below.

Name of the director	Position / Category	Number of directorships in other companies*
Mr. Narendra K Patni(1)	Chairman & CEO	4
Mr. Louis Theodoor van den Boog(2)	Executive Director	3
Mr. Gajendra K Patni(3)	Non - Executive Director	2
Mr. Ashok K Patni(3)	Non - Executive Director	2
Mr. William O Grabe(4)	Non – Executive Director	4
Mr. Arun Duggal	Independent Director	11
Mr. Pradip Shah	Independent Director	16
Mr. Ramesh Venkateswaran	Independent Director	—
Dr. Michael A Cusumano	Independent Director	2
Mr. Arun Maira	Independent Director	—

(1)   Mr. Narendra K Patni is promoter and executive Chairman

(2)   Appointed as an Executive Director w.e.f. 29 April 2008

(3)   Promoter

(4)   Mr. Abhay Havalar acts as an alternate director to Mr. William O Grabe.

*This includes directorships held in public limited companies, foreign companies and subsidiaries of public limited companies but excludes directorships held in private limited companies.

Changes in composition of the Board during the year ended 31 December 2007.

•  Dr. Michael A Cusumano and Mr. Louis Theodoor van den Boog were subsequently reappointed as a director (liable to retire by rotation) at the Annual General Meeting held on 21 June 2007. During the year, Mr. Gajendra K Patni and Mr. Ashok K Patni ceased to be Executive Directors w.e.f. close of business hours of 1 October 2007. They remain as Directors on the Board of the Company.

2.  Number of Board Committees of the Company and of other companies on which directors are Member or Chairman

Name of the director	Number of board committees on which Chairman	Number of board committees on which Member	Number of board committees of other companies on which Chairman	Number of board committees of other companies on which Member
Mr. Narendra K Patni	NIL	NIL	NIL	NIL
Mr. Louis Theodoor van den Boog	NIL	1	NIL	NIL
Mr. Gajendra K Patni	NIL	NIL	NIL	NIL
Mr. Ashok K Patni	NIL	NIL	NIL	NIL
Mr. William O Grabe*	NIL	1	NIL	NIL
Mr. Arun Maira	NIL	1	NIL	NIL
Mr. Arun Duggal	1	NIL	2	2
Mr. Pradip Shah	NIL	1	2	5
Mr. Ramesh Venkateswaran	1	1	NIL	NIL
Dr. Michael A Cusumano	NIL	NIL	NIL	NIL

* Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe

Note: (As required under the Listing Agreement)

1.          For the purpose of considering the limit of the committees on which a director can serve, all public limited companies, whether listed or not, have been included and all other companies including private limited companies, foreign companies and companies under Section 25 of the Companies Act have been excluded.

2.          For the purpose of considering the limit on memberships of the committees, the Audit Committee and the Shareholders’/ Investors grievance committee alone are considered.

3.  Number of board meetings held and the dates on which such meetings were held

Four board meetings were held during the year ended 31 December 2007 with a time gap of not more than four months between any two meetings and the required information as stipulated under clause 49 of the Listing Agreement was made available to the members of the Board. The dates of such board meetings were 7 February 2007, 24 April 2007, 25 July 2007, and 30 October 2007.

4. Attendance of each director at the board meetings and the last AGM

Name of the director	Total board meetings held	Attended in person	Attended through video / tele conference	Annual general meeting on 21 June 2007
Mr. Narendra K Patni	4	4	—	✓
Mr. Louis Theodoor van den Boog	4	4	—	X
Mr. Gajendra K Patni	4	4	—	X
Mr. Ashok K Patni	4	4	—	X
Mr. William O Grabe	4	3	1	X
Mr. Arun Maira	4	4	—	X
Mr. Arun Duggal	4	4	—	✓
Mr. Pradip Shah	4	4	—	✓
Dr. Michael A Cusumano	4	3	1	X
Mr. Ramesh Venkateswaran	4	4	—	✓
Mr. Abhay Havaldar (Alternate Director to Mr. William O Grabe)	4	1	—	X

5. Compensation to Directors

Details of compensation paid to Directors for the year ended 31 December 2007 as below:

Director	Relationship with other directors	Business relationship with the Company	Loans & advances from the Company	Sitting Fees*	Remuneration*	Commission*
				(Rs.)	(Rs.)	(Rs.)
Mr. Narendra K Patni	Brother of Mr. Gajendra K Patni and Mr. Ashok K Patni	Promoter	NIL	NIL	Refer note 3	NIL
Mr. Louis Theodoor van den Boog	No	None	NIL	160,000	NIL	1,647,000
Mr. Gajendra K Patni	Brother of Mr. Narendra K Patni and Mr. Ashok K Patni	Promoter	NIL	20,000	57,387,560	2,767,397
Mr. Ashok K Patni	Brother of Mr. Gajendra K Patni and Mr. Narendra K Patni	Promoter	NIL	20,000	56,523,220	2,792,329
Mr. William O Grabe	No	Nominee of strategic investor	NIL	NIL	NIL	NIL
Mr. Arun Maira	No	None	NIL	140,000	NIL	1,647,000
Mr. Arun Duggal	No	None	NIL	160,000	NIL	1,647,000

Director	Relationship with other directors	Business relationship with the Company	Loans & advances from the Company	Sitting Fees*	Remuneration*	Commission*
				(Rs.)	(Rs.)	(Rs.)
Mr. Pradip Shah	No	None	NIL	160,000	NIL	1,647,000
Dr. Michael A Cusumano	No	None	NIL	100,000	NIL	1,647,000
Mr. Ramesh Venkateswaran	No	None	NIL	140,000	NIL	1,647,000

* Gross amounts subjected to applicable TDS.

Note:

1. Payment to Non Executive Directors:

The Company pays US$ 40,000 as an annual commission to its Independent Directors as approved by the Board within the limits approved by the Members of the Company. The amount of such commission, taken together for all non executive directors, shall not exceed 1% of the net profits of the Company in financial year. The Independent Directors are also paid a sitting fee of Rs. 20,000 per meeting, being the maximum amount permissible under the present regulations, for attending the Board /Committee meetings. In addition to abovementioned commission, following are entitled for a one time annual commission as under:

•                  The Chairman of the Audit Committee: US$ 10,000/ - p.a.

•                  Members of the Audit Committee: US$ 5,000/- p.a.

•                  The Chairman of Compensation & Remuneration Committee: US$ 5,000/- p.a.

•                  The Chairman of Shareholders’ and Investors’ Grievance Committee: US$ 5,000/- p.a.

In addition to the above, the Independent directors are also eligible for stock option grants under Company’s Stock Option Plan i.e. Patni ESOP 2003 (Revised 2006).

2. Payment to the Executive Directors:

During the year, the Company paid remuneration to its whole time directors within the limits envisaged under the applicable provisions of the Companies Act, 1956. The remuneration paid was approved by the Board within the limits approved by the Members of the Company.

During the year, Mr. Gajendra K Patni and Mr. Ashok K Patni ceased to be Executive Directors w.e.f. close of business hours of
1 October 2007 however, they remain as Directors on the Board of the Company.

The breakup of remuneration paid to them in capacity of executive directors is as under:

(Amounts in Rs.)

	Fixed Components
	Salary, Allowances & Perquisites	PF contribution	Pension	Total
Mr. Gajendra K Patni	54,748,792	960,075	1,678,693	57,387,562
Mr. Ashok K Patni	53,884,452	960,075	1,678,693	56,523,220

3. Compensation to Mr. Narendra K Patni is paid by Patni Americas, Inc. (formerly Patni Computer Systems, Inc.), a wholly owned subsidiary of the Company. The Compensation is as described in footnote 28b of the financial statement.

Non-Executive Directors’ Shareholding in the Company

Name of Non Executive Director	No of Equity Shares	Name of Non Executive Director	No of Equity Shares
Mr. Gajendra K Patni*	19,994,302	Mr. Arun Duggal	Nil
Mr. Ashok K Patni*	20,614,302	Mr. Pradip Shah	Nil
Mr. William O Grabe	Nil	Dr. Michael A Cusumano	Nil
Mr. Arun Maira	5,000	Mr. Ramesh Venkateswaran	3,400

* shareholding includes shares held by their relatives

Stock Options Grant

The Company had introduced PATNI ESOP 2003 for employees of the Company / subsidiaries including non-executive directors of the Company in terms of SEBI Guidelines on ESOP. In pursuance of PATNI ESOP 2003, the Company issued an initial grant of 20,000 Options each to then Independent Directors on 1 July 2004 as approved by the Board at the exercise price of Rs. 254 per share. 25% of the options granted in July 2004 as mentioned above vested each in July 2005, July 2006 and July 2007.

The Board of Directors, at its meeting held on 26 April 2005, approved initial grant of 20,000 options to Mr. Louis Theodoor van den Boog on joining the Board and 5,000 options each to other Independent Directors, at the exercise price of Rs.381 per share. 25% of the options granted to Independent Directors in April 2005 as mentioned above vested each in April 2006, April 2007 and April 2008.

The Board of Directors, at its meeting held on 25 April 2006, approved the grant of 5,000 options each to then Independent Directors, at the exercise price of Rs. 458 per share. 25% of the options granted in April 2006 as mentioned above vested each in April 2007 and April 2008.

Subsequent to listing of Company’s ADRs on New York Stock Exchange (NYSE), Members of the Company at their Annual General Meeting held on 21 June 2006, approved the amendment to Patni ESOP 2003 (“Patni ESOP 2003- Revised 2006”) (“the Plan”) to enable the Company to issue the ADR linked Options upto limits provided in the said shareholders resolutions.

Pursuant to the Plan, Mr. Arun Maira, on joining the Board, was granted 20,000 options at an exercise price of Rs. 336/- per share. The effective date of above grant was 1 July 2006. 25% of the options granted to Mr. Arun Maira vested in July 2007.

The Board of Directors, at its meeting held on 24 April 2007, approved the grant of 5,000 options each to then Independent Directors, at the exercise price of Rs. 455/- per share. 25% of the options granted in April 2007 as mentioned above vested in April 2008.

All options have been granted with an exercise price which has been arrived pursuant to the SEBI Guidelines on ESOP. All the options which have been granted, vest in four equal annual instalments beginning one year from the date of grant. The options can be exercised within five years from the date of vesting.

Code of Conduct

Pursuant to the requirements of the Clause 49 of the Listing Agreement, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-Executive Directors of the Company. The said Code has been posted on website of the Company.

All the Board Members and senior management personnel have affirmed compliance with the Code for the year 2007 and a declaration to this effect signed by the Chairman & CEO of the Company is provided at the end of this report.

Tenure

As per the provisions of the Companies Act, 1956 and the Articles of Association of the Company, two third of the total directors of the Company retire by rotation. Out of this two third, one third will be retiring at every Annual General Meeting. Accordingly, the tenure of each director is three years but they are eligible for reappointment.

In accordance with the Articles of Association of the Company, Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni are permanent members of the Board.

Further, Mr. Louis Theodoor van den Boog has been appointed as an Executive Director of the Company for the period upto
31 March 2013, unless extended by the Board with the consent of Mr. Boog.

B. Audit Committee

1. Brief description of terms of reference

The Audit Committee was initially set up on 19 December 2001 and reconstituted on 12 November 2003 in line with then corporate governance norms. Subsequently, the Audit Committee was further reconstituted on 30 March 2005 and on 29 April 2008. The Audit Committee has three non-executive members, all being independent. The Chairman of the Committee is an independent director. All members of the Audit Committee are financially literate and they have accounting or related financial management expertise.

Existing Charter of the Audit Committee, including terms of reference, is as under:

I. Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors (the “Board”) of Patni Computer Systems Limited, (the “Company”), in fulfilling its oversight responsibilities with respect to (a) the accounting and financial reporting processes of the Company, including the integrity of the audited financial statements and other financial information provided by the Company to its stockholders, the public, any stock exchange and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the Company’s independent auditors’ qualifications and independence, (d) the audit of the Company’s financial statements, and the performance of the Company’s internal audit function and its independent auditors.

II. Organization

The Audit Committee shall have minimum of three Directors as its Members. All Member of the Audit Committee shall be independent Directors and shall be financially literate and at least one member shall have accounting or related financial management expertise. The Board shall appoint a chairperson of the Audit Committee and in the absence of such person the members of the Audit Committee shall appoint one of their members present as the Chairman by a vote of the majority of the full Audit Committee. The Chairman of the Audit Committee shall be present at the Annual General Meeting of the Company to answer shareholder queries.

The Audit Committee may invite such of the executives, as it consider appropriate (and Particularly the CFO) to be present at the meetings of the committee, but on occasions it may also meet without the presence of any executives of the company. The CFO, head of Internal Audit and representative of the Statutory Auditor may be present as invitees for the meetings of the Audit Committee.

III.    Meetings

The Audit Committee should meet at least four times in a year and not more than four months shall elapse between two meetings. The Quorum shall be either two members or one third of the members of the Audit Committee whichever is greater.

IV.    Authority and Responsibilities

Subject to and in accordance with Clause 49 of the listing agreement

Description		Period

A. With Respect to the Management

1	Review the annual financial statements before submission to the board for approval	Annually

2	Review the quarterly financial statements before submission to the board for approval	Quarterly

3	Review and discuss the major issues w.r.t accounting principles and financial statement presentations and changes in accounting principles and polices.	As appropriate

4	Review disagreements or on audit problems, if any, for preparation of financial statements, etc.	As appropriate

5	Review Company’s legal Compliance Report and any matters which could impact Company’s financial statement	As appropriate

6	Review the Company’s Earning press releases and other information provided to analysts and rating agencies.	As appropriate

7	Review and discuss w.r.t off-balance sheet transaction, arrangements, obligations etc	As appropriate

8	Review steps to monitor, control and manage major financial risk and corrective measures.	As appropriate

B. With Respect to the Independent Auditors

1	Appointment, compensation and oversight of the work of Independent Auditors	As appropriate

2	Evaluate Performances of Independent Auditors including lead audit partner	Annually

3	Ensure objectivity and independence of Independent Auditors, and receive a statement of independence from them	Annually

4	Review Appropriate Internal Quality Control procedures of Independent Auditors	Annually

5	Confirm Rotation requirement of Partners & Independent Auditors and hiring of former employees of Independent Auditors	As Appropriate

6	Review of any report submitted by Independent Auditors	As Appropriate

7	Before commencement of Internal Audit, review the scope and plan of work of Independent Auditors	Annually

8	Post audit discussion with Independent Auditors to ascertain areas of concern	Annually

9	Review Alternative Accounting treatments of Financial information reported in US GAAP and treatment advised by Independent Auditors	As appropriate

10	Ensuring the quality and appropriateness of the company’s accounting and financial disclosures	As appropriate

Description		Period

C. With Respect to the Internal Auditors

1.	Appointment of Head of Internal Audit and review of scope of work and his responsibilities	Annually

2	Review the scope & plan of work of Internal Audit Group including staffing & budget	At least Annually

3	Evaluate Performance of Internal Audit Group	At least Annually

4	In discussion with internal auditors
	Review of the adequacy of company’s internal controls	As appropriate

5	Review the process of complaints regarding internal accounting controls and auditing matters	As appropriate

6	Review effectiveness of the company’s internal control over financial reporting	Annually

7	Review Management certification and disclosures	Annually

8	Review on the issues raised in management letters and corrective steps	As appropriate

9	Review on significant findings of the Internal Audit Group	As appropriate

D. Others

1	Review all related party transactions required under SEC rules and SEBI	Annually

2	Examine reasons behind any substantial defaults	As appropriate

3	Review the details of investment surplus fund and IPO proceeds	As appropriate

4	Recommend to BOD amendment to, or waiver of, the Company’s code of ethics	As appropriate

5	Review adequacy of Charter annually and review its performance	Annually

6	Report regularly with respect to the quality or integrity of the Company’s financial statement and perform other activities.	As appropriate

7	Review the financial statement of any material non-listed Indian subsidiary	As appropriate

V. Resources

The Audit Committee shall have the sole authority to retain or terminate consultants to assist the Audit Committee in its functions. The terms of engagement and payment terms of such consultants will be determined by the Audit Committee.

The Company Secretary shall act as the Secretary to the Audit Committee.

2. Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Arun Duggal	Chairman	Independent Director
Mr. Pradip Shah	Member	Independent Director
Mr. Ramesh Venkateswaran	Member	Independent Director

Note: Mr. Louis Theodoor van den Boog ceased to be Audit Committee Member w.e.f. 29 April 2008 and in view of the same, the Board appointed Mr. Ramesh Venkateswaran, an Independent Director, as a Member of the Audit Committee.

3. Meetings and attendance during the year

Four meetings were held during the year ended 31 December 2007

Name of the Member	Total Audit Committee meetings held	Attended in person	Attended through video/tele conference
Mr. Arun Duggal	4	4	—
Mr. Pradip Shah	4	4	—
Mr. Ramesh Venkateswaran*	4	NA	NA
Mr. Louis Theodoor van den Boog	4	4	—

* Became a Member of Audit Committee on 29 April 2008

C. Compensation and Remuneration Committee

1.     Brief description of terms of reference and remuneration policy

The Compensation and Remuneration Committee was set up on 30 July 2006 by merging the Remuneration Committee and the Compensation Committee. The Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the CEO and senior management of the company. The Committee shall make recommendations to the Board on Stock Option plans for all employees. The Committee shall also facilitate the recommendation of compensation for Board members.

The Committee has three non–executive members with all being independent and the Chairman of the Committee is an Independent Director. Mr. Narendra K Patni acts as a Permanent Invitee of the Committee.

2.     Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Ramesh Venkateswaran	Chairman	Independent Director
Mr. Arun Maira	Member	Independent Director
Dr. Michael A Cusumano	Member	Independent Director

3. Meeting and attendance during the year.

Three meeting was held during the year ended 31 December 2007

Name of the Member	Total C&R Committee meetings held	Attended in person	Attended through video/tele conference
Mr. Ramesh Venkateswaran	3	3	—
Mr. Arun Maira	3	3	—
Dr. Michael A Cusumano	3	2	—

D. Shareholders’ / Investors’ Grievance Committee

Shareholders’ / Investors Grievance Committee was set up on 12 November 2003 and was reconstituted on 30 July 2006, 30 October 2007 and recently on 29 April 2008. The Committee consists of four directors, the majority being non- executive directors. The Chairman of the Committee is an Independent Director. The committee met during the year to ensure timely and efficient resolving of investor complaints.

1.     Name of non-executive director heading the Committee

Mr. Ramesh Venkateswaran

2.     Composition, names of the Members and Chairman

Name of the Member	Designation	Category
Mr. Ramesh Venkateswaran	Chairman*	Independent Director
Mr. Arun Maira	Member	Independent Director
Mr. Louis Theodoor van den Boog	Member	Executive Director
Mr. William O Grabe**	Member	Non – Executive Director

*Mr. Arun Maira ceased to be the Chairman w.e.f. 30 October 2007 and Mr. Louis Theodoor van den Boog was appointed as the Chairman of the Committee from the same date. Mr. Louis Theodoor van den Boog ceased to be the Chairman w.e.f. 29 April 2008 and Mr. Ramesh Venkateswaran was appointed as the Chairman of the Committee from the same date.

**Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

3.     Name and designation of Compliance Officer

Mr. Arun Kanakal, Company Secretary

Akruti Softech Park, MIDC Cross Road No.21, MIDC, Andheri (East), Mumbai - 400 093

Tel No. 91 022 66930500 • Fax No. 91 022 28321750 • E-mail: arun.kanakal@patni.com

4.     Details of investors’ queries / complaints received and resolved during the year ended 31 December 2007

This information has been provided under Shareholders’ Information

E. General Body meetings

1. Details of last three Annual General Meetings of the Company

Annual General Meetings for the last three years

Date	21 June 2007	21 June 2006	14 June 2005
Location	Hotel Le Meridien, R.B.M.Road, Opposite Pune Railway Station, Pune – 411 001	Hotel Le Meridien, R.B.M.Road, Opposite Pune Railway Station, Pune – 411 001	Hotel Le Meridien, R.B.M.Road, Opposite Pune Railway Station, Pune – 411 001
Time	11.30 am	11.30 am	11.30 am

2. Whether any special resolution passed in the previous three AGMs?

Yes

3.     Whether any special resolution passed last year through postal ballot – details of voting pattern?

Pursuant to the Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, a Notice dated 16 March 2007 was sent to the Members for seeking approval through Postal Ballot by way of the Special Resolution for raising the Foreign Institutional Investors (including sub-accounts) (“FIIs”) Investment limit in the Company from 24% to 74%.

4.     Who conducted the postal ballot?

Mr. Taizoon M Khumri, Practicing Company Secretary, was appointed in this regard by the Board of Directors by resolution dated 13 March 2007 as Scrutinizer for conducting this postal ballot voting process in fair and transparent manner. Subsequently, based on Scrutinizer’s report the said Special Resolution was declared as passed with the requisite majority.

5.     Whether any special resolution is proposed to be conducted through postal ballot?

No

6.     Procedure for postal ballot?

Not Applicable

F. Disclosures

1.	Disclosures on materially significant related party transactions that may have potential conflict with the interests of the company at large

Disclosures regarding Related Party Transactions have been made under notes to financial statements of the Company, which form part of this Annual Report.

2.

Details of non-compliance by the company, penalties and strictures imposed on the company by the stock exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

No penalties and strictures have been imposed on the Company by the stock exchange, SEBI or any statutory authority on any matter related to capital markets as there was no non-compliance by the Company.

3.

As stated earlier, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-Executive Directors of the Company. The provisions relating to Whistle blower policy have been adequately provided and no personnel has been denied access to the Audit Committee.

G. Shareholders’ information

Date and time of AGM	:	26 June 2008, Thursday at 11.30 a.m.

Venue	:	Hotel Le Meridien, R.B.M. Road, Opposite Pune Railway Station, Pune - 411001

Financial year	:	1 January 2007 to 31 December 2007

Book closure dates	:	19 June 2008 to 26 June 2008 (both days inclusive)

Registered office	:	S-1A, F-1, Irani Market Compound, Yerawada, Pune – 411 006

Dividend payment date	:	on or after 30 June 2008, but within the statutory time limit of 30 days

Compliance officer	:	Mr. Arun Kanakal, Company Secretary is the Compliance Officer of the Company.

Website address	:	www.patni.com

Means of communication

The Company’s website www.patni.com contains an Investors’ section containing financials, press releases, shareholding pattern, news about the Company and certain other shareholder information.

The Company has been sharing the relevant information on the “Corporate Filing and Dissemination Systems website” launched by BSE and NSE.

The Securities and Exchange Commission, US (‘SEC’) maintains a website at www.sec.gov that contains all information and filings done by the registrants that make electronic filings with the SEC using its EDGAR system. The periodical filings of the Company with SEC are also available on the Company’s website.

All press releases and events can be accessed under the heading “News and Events” in Investors’ section on the Company’s website.

Financial results are generally published in Economic Times, Free Press Journal (the National newspapers), Navshakti and Maharashtra Times (Vernacular newspapers).

As required by sub-clause V of Clause 49 of the Listing Agreement, Management Discussion and Analysis is provided elsewhere in the Annual Report.

As on 31 December 2007, there were 42,317 shareholders holding our equity shares.

The Company’s shares fall under category B1 of scrip in BSE and are listed on the following stock exchanges

In India:

1.	Bombay Stock Exchange Limited (BSE)
Phiroze Jeejeebhoy Towers, Dalal Street, Fort, Mumbai – 400001
Tel.No. +91-22-22721233 / 1234 • Fax No. +91-22-22723719
Website: www.bseindia.com

2.	National Stock Exchange of India Limited (NSE)
Exchange Plaza, Plot No.C/1, G Block, Bandra Kurla Complex, Bandra (E), Mumbai – 400 051
Tel.No. +91-22-26598235 / 36 • Fax No. +91-22-26598237 / 38
Website: www.nseindia.com

Outside India:

The Company’s ADSs are listed on:
The New York Stock Exchange (NYSE)
11 Wall Street, New York, NY 10005
Tel No. 212 6563000 • Website: www.nyse.com

Listing fees for the year 2007-08 have been paid to the stock exchanges where the Company’s shares are listed.

Stock code:

BSE	:	532517
NSE	:	PATNI
ISIN nos. in NSDL and CDSL	:	INE660F01012
NYSE (ADR)	:	PTI

Telerate Code / Moneyline code:	BSE - IN;PQS
NSE - IN;PQSN
NYSE - US;NYA

Reuters

Symbol	Company name	Prime Exchange
PTNI.NS	PATNI COMPUTER SYSTEMS NSE	NSE
PTNI.BO	PATNI COMPUTER SYSTEMS BSE	BSE
PTI. N	PATNI COMPUTER SYSTEMS LTD	New York Stock Exchange

Bloomberg Code: NYSE - PTI:US.

Dematerialisation of equity shares

The Company’s shares are under compulsory dematerialisation list and can be transferred through depository system. The Company has entered into a tripartite agreement with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) to facilitate the dematerialisation of shares. As on 31 December 2007, 99.99% shares were held in electronic form.

Contact Details

For any queries regarding shares:

Registrar and Transfer Agent:	Company Secretary and Compliance Officer:

Karvy Computershare Private Limited	Arun Kanakal
Unit : Patni Computer Systems Limited	Patni Computer Systems Limited
Plot No.17 - 24	Akruti Softech Park,
Vittal Rao Nagar, Madhapur	MIDC Cross Road No.2 1, Andheri (East),
Hyderabad - 500 081, India	Mumbai – 400093.
Tel no:+91-40-23420815-820	Tel no: +91-22-66930500
Fax: +91-40-23420814	e-mail: investors.redressal@patni.com
e-mail: igkcpl@karvy.com

For queries relating to Financial Statements:	Investor correspondence in the U.S.:

Tanmoy Chowdhury	Gaurav Agarwal
Patni Computer Systems Limited	Patni Computer Systems Limited
Akruti Softech Park, MIDC Cross Road No.21,	One Broadway,
Andheri (East), Mumbai – 400093.	Cambridge MA 02142
Tel no: +91-22-66930500	Tel no: + 1-617-914-8360
e-mail: investors.redressal@patni.com	e-mail: investors@patni.com

Name and address of the depositary	Name and address of the Custodian
Bank for the purpose of ADS:	in India for the purpose of ADS:

In the U.S.

The Bank of New York	HSBC Securities Services
Investor Services	2nd Floor, ‘Shiv’, Plot No 139-140 B
P.O. Box 11258	Western Express Highway, Sahar Road Junction
Church Street Station	Vile Parle-E, Mumbai - 400 057
New York, NY 10286-1258	Tel: +91-22-4035 7639/ 37
Toll Free Tel # for domestic US callers: 1-888-BNY-ADRS	Fax: +91-22-4035 7469/ 70
International Callers can call: + 1-212-815-3700
Email:shareowners@bankofny.com
Websites: http://www.stockbny.com

Dividend

The Board of Directors is pleased to recommend the payment of dividend for the year ended 31 December 2007 @ Rs.3 per share or 150 percent. This dividend, if approved at the Annual General Meeting, shall be paid to all eligible Members whose names appear on the Register of Members on 19 June 2008.

Dividend through Electronic Clearing Service (ECS):

The Company shall provide the facility of ECS to those shareholders in the locations where ECS is available.

For balance locations, the Company shall issue dividend warrants. These warrants will be valid for a period of 90 days i.e. upto expiry of 28 September 2008. On the expiry of the validity period of the dividend warrants, these may be sent back to our Registrars and Transfer Agents for issue of demand drafts in lieu of the same at:

Karvy Computershare Private Limited

Unit : Patni Computer Systems Limited

Plot No.17 - 24

Vittal rao Nagar, Madhapur

Hyderabad - 500 081. India

Tel no:.+91 40-23420815-820

Fax:: +91 40 23420814

e-mail: igkcpl@karvy.com

Patni Insider Trading Policy:

The Company has implemented an Insider Trading Policy to comply with all relevant Insider Trading Regulations. In accordance with the policy, the Company announces quiet period for designated employees from time to time.

The Company has a policy of observing a ‘quiet period’ from the last day of the end of the quarter till two trading days after the financial results are published. The Company may also announce ‘quiet period’ during and after the occurrence of certain events mentioned in the Insider Trading Policy.

The Company is continuously monitoring its Insider Trading Policy.

Details of complaints received and resolved from 1 January 2007 to 31 December 2007

Complaints	Received	Attended to	Pending
Non-Receipt of Dividend Warrants	45	45	0
Non-Receipt of Annual Report	18	18	0
Non-Receipt of Securities	0	0	0
Non-Receipt of Refund Order	2	2	0
Non- Receipt of Electronic Credit	4	4	0
Receipt of Refund Orders/Dws for corrections	2	2	0
Complaints Received from SEBI	0	0	0
Complaints Received from Stock Exchanges	0	0	0
Total	71	71	0

Shareholding Pattern as on 31 December 2007

Category	Number of Shares	% to Total
Promoters and Relatives of Promoters	60,972,802	43.86
Mutual Funds/ UTI	4,220,261	3.04
Financial Institutions /Banks	1,442,004	1.04
Insurance Companies	18,958	0.01
Foreign Institutional Investors	27,196,810	19.56
Bodies Corporate	4,426,848	3.18
Individuals	4,347,876	3.13
NRIs	132,192	0.10
Foreign Corporate Bodies	2,752,081	1.98
Trusts and Clearing Members	150,283	0.11
Shares underlying ADRs*	33,239,344	23.91
Others	109,950	0.08
Total	139,009,409	100.00

* Includes 20,161,868 underlying shares held by Bank of New York for General Atlantic Mauritius Limited being the beneficiary.

Market Price Data:

Monthly highs, lows and volumes for Financial Year 2007

	BSE			NSE			Total Volume
Month	High Rs.	Low Rs.	Volume Nos.	High Rs.	Low Rs.	Volume Nos.	(BSE+ NSE) Nos.
January 2007	511.40	379.40	2,157,261	511.80	392.50	6,904,105	9,061,366
February 2007	465.00	390.00	1,548,944	459.90	398.00	5,746,270	7,295,214
March 2007	442.00	370.25	654,112	442.55	369.00	2,461,471	3,115,583
April 2007	477.00	372.25	1,002,069	477.95	364.00	3,123,860	4,125,929
May 2007	572.95	452.05	4,390,253	599.00	450.00	15,177,699	19,567,952
June 2007	570.80	491.70	4,000,908	570.65	491.00	14,674,983	18,675,891
July 2007	545.00	458.00	3,782,848	545.00	455.05	11,996,066	15,778,914
August 2007	536.40	352.00	7,457,472	550.00	353.30	23,020,607	30,478,079
September 2007	545.80	421.00	6,616,545	546.90	420.15	18,004,279	24,620,824
October 2007	505.90	400.00	3,665,551	505.00	403.10	12,457,731	16,123,282
November 2007	410.00	300.00	3,117,002	409.00	297.25	10,242,096	13,359,098
December 2007	347.75	305.00	1,375,016	356.60	302.75	4,769,366	6,144,382

Market movement:

Stock market data relating to equity shares listed in India

Chart on Patni share price Vs. Sensex and Nifty from 1 January 2007 to 31 December 2007

Distribution of shareholding as on 31 December 2007

No. of equity shares held	No. of shareholders	%	No. of shares	%
1 – 5000	41,920	99.06	3,641,307	2.62
5001 – 10000	156	0.37	568,694	0.41
10001 – 20000	97	0.23	702,988	0.51
20001 – 30000	24	0.06	293,103	0.21
30001 – 40000	21	0.05	265,682	0.26
40001 – 50000	13	0.03	285,227	0.21
50001 – 100000	22	0.05	781,997	0.56
100001 and above	64	0.15	132,370,411	95.22
Total	42,317	100.00	139,009,409	100.00

Outstanding ADR

Our ADSs are traded on the NYSE under the ticker symbol “PTI”. As of 31 December 2007, Outstanding ADSs are 6,538,738. Each ADS represents two underlying Equity Shares.

We have entered into a Deposit Agreement dated 15 July 2002 with The Bank of New York, the Depositary. Pursuant to the said Deposit Agreement, we have deposited 20,161,868 equity shares of Rs. 2/- each with the Depositary. The Depositary has executed and delivered to General Atlantic 20,161,868 ADRs representing such equity shares where each ADR represents one equity share of Rs. 2 per share.

The addresses of offices / locations are given elsewhere in this Annual Report.

Annual declaration by CEO pursuant to Clause 49(I)(D)(ii)
of the Listing Agreement

As per the requirements of Clause 49(I)(D)(ii) of the Listing Agreement, I, Narendra K Patni, Chairman & CEO, hereby declare that all the Board Members and senior management personnel of the Company have affirmed compliance with the Company’s Code of Business Conduct and Ethics for the year 2007.

Narendra K Patni
Chairman & CEO

29 April 2008

Auditors’ Certificate on Corporate Governance

To the Members of Patni Computer Systems Limited

We have examined the compliance of conditions of corporate governance by Patni Computer Systems Limited (‘the Company’) for the year ended on 31 December 2007, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of conditions of the corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

With respect to equity shares that can be issued under the Patni Employees Stock Option Plan, the shareholders’ resolution specifies the overall limit for the maximum number of equity shares that can be issued to employees, including non- executive directors. It does not specify the limits for the maximum number of stock options that can be granted to the non- executive directors, including independent directors, in any financial year and in aggregate, as required by Clause 49 (I) (B) of the Listing Agreement.

In our opinion and to the best of our information and according to the explanations given to us, subject to the aforesaid, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For BSR & Co.

Chartered Accountants

Natrajan Ramkrishna

Partner

Membership No: 032815

Mumbai

20 May 2008

The Board of Directors,

Patni Computer Systems Limited

Akruti, MIDC Cross Road No. 21,

Andheri (E), Mumbai – 400 093

Sub: Certification by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) on Financial Statements of the Company

We, Narendra K Patni, Chairman & CEO and Surjeet Singh, Chief Financial Officer, of Patni Computer Systems Limited, certify that:

(a)	We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

i.

these financial results do not contain any false or misleading statement or figures and do not omit any material fact which may make the financial results/ statements or figures contain therein misleading; and,

	ii.	these statements together present a true and fair view of the Company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b)	There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company’s code of conduct.

(c)

We are responsible for establishing and maintaining internal controls and that we have evaluated the effectiveness of the internal control systems of the Company and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

(d)	We have indicated to the auditors and the Audit committee:

	(i)	significant changes in internal control during the year;

	(ii)	significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

	(iii)	instances of significant fraud of which we have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system.

Narendra K Patni	Surjeet Singh
Chairman & CEO	Chief Financial Officer

Mumbai

5 February 2008

Ratios (As per US GAAP)

	2005 consolidated	2006 consolidated	2007 consolidated
Ratios - growth
Revenues	37.9%	28.5%	14.5%
Operating profit	15.8%	34.1%	25.7%
PAT	30.8%	(2.7)%	92.4%
Basic and Diluted EPS	27.3%	(10.0)%	90.7%
Ratios - financial performance
Cost of revenues / Revenues	64.1%	63.9%	67.9%
Selling, general and administrative expenses / Revenues	20.0%	19.0%	17.5%
Operating profit / Revenues	15.6%	16.3%	17.9%
PBT / Revenues	16.6%	18.5%	20.5%
Taxation / Revenues	3.1%	8.2%	3.3%
PAT / Revenues	13.5%	10.2%	17.2%
Return on capital employed (ROCE) (PBIT / Average Capital employed)	21.5%	23.1%	23.4%
Return on average networth (RONW) (PAT / Average Networth)	17.1%	12.5%	19.2%
Ratios - Balance Sheet
Debt Equity Ratio	0.0	0.0	0.0
Debtors Turnover (days)	62	75	76
Fixed assets turnover (days)	72	79	94
Current Ratio	4.0	3.8	4.6
Cash and Cash equivalents / Total Assets	52.5%	45.2%	35.1%
Cash and Cash equivalents / Revenues	64.5%	50.0%	44.9%
Per share data
Basic and Diluted EPS ($)	0.48	0.43	0.82
Book value per share ($)	3.19	3.68	4.90
No. of Employees	11,802	12,804	14,945

PATNI COMPUTER SYSTEMS LIMITED

STANDALONE FINANCIALS UNDER INDIAN GAAP

Auditors’ Report

To the Members of

Patni Computer Systems Limited

We have audited the attached Balance Sheet of Patni Computer Systems Limited (‘the Company’) as at 31 December 2007, the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor’s Report) Order, 2003 (‘the Order’) issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (“the Act”), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

a)         we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purposes of our audit;

b)        in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c)         the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)        in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in subsection (3C) of Section 211 of the Act, 1956;

e)         on the basis of written representation received from the directors of the Company, as at 31 December 2007 and taken on record by the Board of Directors, we report that none of the directors are disqualified as at 31 December 2007 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act, 1956, and

f)           in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

i)            in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December 2007;

ii)         in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

iii)      in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For BSR & Co.
Chartered Accountants

Natrajan Ramkrishna

Mumbai	Partner
7 February 2008	Membership No: 032815

Annexure to the Auditors’ Report

(Referred to in our report of even date)

1	a)	The Company has maintained proper records showing full particulars, including quantitative details and situation, of fixed assets.

b)

The Company has a regular programme of physical verification of its fixed assets, by which all fixed assets are verified in a phased manner over a period of three years. During the current year, as part of a cyclical plan, the Company has carried out physical verification of certain fixed assets and no material discrepancies were noticed upon such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

	c)	Fixed assets disposed off during the year were not substantial and, therefore, do not affect the going concern assumption.

2.

The Company is a service company, primarily rendering IT consulting and software development services. Accordingly it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

3.	The Company has neither granted nor taken any loans, secured or unsecured, to/from companies, firms or other parties covered in the register maintained under Section 301 of the Act.

4.

In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to purchase of fixed assets and with regard to sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

5.	a)

In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act,have been entered in the register required to be maintained under that section.

b)

In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (a) above and exceeding the value of Rs. 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

6.	The Company has not accepted any deposits from the public.

7.	In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8.	The Central Government has not prescribed the maintenance of cost records under Section 209(1) (d) of the Act, for any of the services rendered by the Company.

9	a)

According to the information and explanations given to us and on the basis of our examination of the records of the company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Employees’ State Insurance, Income-tax, Sales-tax, Wealth tax, Service tax, Customs duty, Excise duty, Cess and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Investor Education and Protection Fund.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty, Cess and other material statutory dues were in arrears as at 31 December 2007 for a period of more than six months from the date they became payable.

There were no dues on account of cess under section 441A of the Act, since the date from which the aforesaid section comes into force has not yet been notified by the Central Government.

b)	According to the information and explanations given to us, the following dues of Income-tax have not been deposited by the Company on account of disputes:

Name of statute	Nature of dues	Demand	Amount paid	Period	Forum where dispute is pending
		(Rs. in mn.)	(Rs. in mn.)
Income tax Act, 1961	Income tax	630	269	Assessment year 2004-05	Commissioner of Income Tax (Appeals)
Income tax Act, 1961	Income tax	262	—	Assessment year 2002-03	Asst. Commissioner of Income Tax

10	The Company does not have accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

11	The Company did not have any outstanding dues to any financial institution, banks or debentureholders during the year.

12	The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13	In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.

14	According to the information and explanations given to us, the Company is not dealing in or trading in shares, securities, debentures and other investments.

15

In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interest of the company.

16	The Company did not have any term loans outstanding during the year.

17

According to the information and explanations given to us, and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long term investment.

18	The Company has not made any preferential allotment of shares to companies/ firms/ parties covered in the register maintained under Section 301 of the Companies Act, 1956.

19	The Company did not have any outstanding debentures during the year.

20	We have verified the end-use of money raised by public issue as disclosed in the notes to the financial statements.

21	According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

For BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Mumbai	Partner
7 February 2008	Membership No: 032815

Balance Sheet as at 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

	Note	2007	2006
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	278,019	276,564
Share application money		1,815	2,688
Reserves and surplus	4	25,302,071	21,811,218
		25,581,905	22,090,470
Loan funds
Secured loans	5	23,785	30,639
Deferred tax liability	17	76,387	85,014
		25,682,077	22,206,123
APPLICATION OF FUNDS
Fixed assets
Gross block	6	8,439,918	6,143,031
Less: Accumulated depreciation		3,489,323	2,793,545
Net block		4,950,595	3,349,486
Capital work-in-progress(I ncludes capital advances)		2,174,140	2,112,804
		7,124,735	5,462,290
Investments	7	15,831,734	13,870,176
Deferred tax asset, net	17	64,576	54,195
Current assets, loans and advances
Sundry debtors	8	4,894,975	5,386,266
Cash and bank balances	9	503,153	367,937
Costs and estimated earnings in excess of billings		309,046	98,405
Loans and advances	10	978,219	457,817
		6,685,393	6,310,425
Less: Current liabilities and provisions
Current liabilities	11	2,449,462	2,172,801
Provisions	12	1,574,899	1,318,162
		4,024,361	3,490,963
Net current assets		2,661,032	2,819,462
		25,682,077	22,206,123

The accompanying notes form an integral part of this Balance Sheet.

As per attached report of even date.
For BSR & Co.	For and on behalf of the Board of Directors
Chartered Accountants
	Narendra K Patni	Gajendra K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Director	Director	Director

Natrajan Ramkrishna
Partner	Surjeet Singh			Arun Kanakal
Membership No: 032815	Chief Financial Officer			Company Secretary

Mumbai
7 February 2008

Profit and Loss Account for the year ended 31 December 2007

Currency: in thousands of Indian Rupees except share data)

	Note	2007	2006
INCOME
Sales and service income		11,722,988	9,978,301
Other income	13	1,666,585	477,509
		13,389,573	10,455,810
EXPENDITURE
Personnel costs	14	5,601,894	4,461,532
Selling, general and administration costs	15	2,600,347	2,120,996
Depreciation	6	804,847	725,683
Less: Transfer from revaluation reserve	4	81	81
Interest costs	16	68,936	88,792
		9,075,943	7,396,922
Profit for the year before prior period items and taxation		4,313,630	3,058,888
Prior period items	34	(43,351)	—
Profit for the year before taxation		4,356,981	3,058,888
Provision for taxation	17	706,924	971,681
MAT credit entitlement	17	(265,261)	(5,735)
Provision for taxation - Fringe benefits		40,134	35,313
Profit for the year after taxation		3,875,184	2,057,629
Profit and loss account, brought forward		9,427,283	8,048,445
Amount available for appropriation		13,302,467	10,106,074
Adjustment on account of employee benefits	32	6,914	—
Proposed Dividend on equity shares		418,173	414,846
Dividend tax		83,389	58,182
Transfer to general reserve		387,518	205,763
Profit and loss account, carried forward		12,406,473	9,427,283
Earnings per equity share of Rs. 2 each
– Basic		27.95	14.91
– Diluted		27.67	14.80
Weighted average number of equity shares outstanding during the year
– Basic		138,660,785	137,957,477
– Diluted		140,036,922	139,067,699

The accompanying notes form an integral part of this Profit and Loss Account.

As per attached report of even date.
For BSR & Co.	For and on behalf of the Board of Directors
Chartered Accountants
	Narendra K Patni	Gajendra K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Director	Director	Director

Natrajan Ramkrishna
Partner	Surjeet Singh			Arun Kanakal
Membership No: 032815	Chief Financial Officer			Company Secretary

Mumbai
7 February 2008

Cash Flow Statement for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

	2007	2006
Cash flows from operating activities
Profit before taxation	4,356,981	3,058,888
Adjustments:
Depreciation	804,766	725,602
Profit on sale of fixed assets, net	(13,342)	(1,022)
Profit on sale of investments, net	(265,942)	(76,954)
(Profit) / loss on revaluation of investments	(13)	332
Dividend income	(409,510)	(269,250)
Interest income	(20,022)	(102,248)
Interest expense	942	1,635
Provision for doubtful debts and advances	13,946	2,239
Unrealised foreign exchange gain	(430,999)	(163,852)
Operating cash flows before working capital changes	4,036,807	3,175,370
Decrease/(Increase) in sundry debtors	723,276	(1,178,892)
(Increase)/Decrease in cost and estimated earnings in excess of billings	(210,648)	75,926
(Increase)/ Decrease in loans and advances	(86,192)	78,719
Increase in billings in excess of cost and estimated earnings	26,722	25,248
(Decrease)/Increase in sundry creditors-Others	(110,459)	169,072
Increase/ (Decrease) in advance from customers	883	(1,068)
(Decrease)/Increase in payables to subsidiary companies	(8,500)	383,275
Increase in other liabilities	356,690	333,775
Increase in provision for retirement benefits	41,371	32,453
Cash generated from operations	4,769,950	3,093,878
Income taxes paid	(572,483)	(664,386)
Net cash provided by operating activities (A)	4,197,467	2,429,492
Cash flows from investing activities
Purchase of fixed assets	(2,456,716)	(2,087,710)
Sale of fixed assets	22,245	4,480
Purchase of non trade investments	(36,909,875)	(26,103,267)
Sale of non trade investments	36,738,135	20,359,390
Investments in a Subsidiary	(1,523,864)	—
Dividend received	409,510	269,250
Interest received	20,015	100,409
Net cash used in investing activities (B)	(3,700,550)	(7,457,448)

	2007	2006
Cash flows from financing activities
Issue of equity shares	130,928	82,485
Share application money received pending allotment	1,815	2,688
Dividend paid, including dividend tax	(486,647)	(392,697)
Interest paid	(942)	(1,635)
Proceeds from finance lease obligations incurred	10,916	16,529
Finance lease obligations repaid	(17,771)	(17,703)
Net cash used in financing activities (C)	(361,701)	(310,333)
Net increase / (decrease) in cash and cash equivalents during the year (A+B+C)	135,216	(5,338,289)
Cash and cash equivalents at the beginning of the year	367,937	5,706,226
Cash and cash equivalents at the end of the year	503,153	367,937

Notes to the Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks.

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2007	2006
Cash in hand	18,679	10,690
Balance with banks:
– Current accounts	261,075	348,311
– Exchange earners foreign currency account	139,300	41,253
– Effect of changes in Exchange rate	84,099	(32,317)
	503,153	367,937

As per attached report of even date.
For BSR & Co.	For and on behalf of the Board of Directors
Chartered Accountants
	Narendra K Patni	Gajendra K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Director	Director	Director

Natrajan Ramkrishna
Partner	Surjeet Singh			Arun Kanakal
Membership No: 032815	Chief Financial Officer			Company Secretary

Mumbai
7 February 2008

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

1       Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’) was incorporated on 10 February 1978 under the Companies Act, 1956. On 18 September 2003, the Company converted itself from a private limited company into a public limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs. 2 each fully paid-up.

Patni owns 100% equity interest in Patni Americas, Inc. (formerly Patni Computer Systems, Inc), a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK and Patni Computer Systems GmbH, a company incorporated in Germany. In April 2003, Patni Americas, Inc., USA acquired 100% equity interest in The Reference Inc., a company incorporated in USA. In November 2004, Patni Americas, Inc. acquired 100% equity in Patni Telecom Solutions Inc - USA and its subsidiaries. In July 2007, Patni Americas, Inc. acquired Patni Life Sciences Inc, (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. In July 2007, the Company has also set up a subsidiary in Brazil named Patni Computer Systems Brasil Ltda. Patni has foreign branches offices in USA, Japan, Sweden, Korea, Netherlands, Australia and Finland.

In July 2007, the Company acquired business and assets of LOI, a European communication, media and entertainment consulting services company in a business combination.

Patni is primarily engaged in the business of IT consulting and software development for its customers. Most of the business of Patni is subcontracted from its subsidiary companies in the USA, UK and Germany. The Company provides multiple service offerings to its clients across various industries comprising financial services, manufacturing companies, communication, media and entertainment, product engineering services and others such as energy and utilities, retail and hospitality companies. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services, and business process outsourcing services.

2                      Significant accounting policies

2.1            Basis of preparation of financial statements

The accompanying financial statements have been prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention with the exception of land and buildings of Patni, which have been revalued, on the accrual basis of accounting. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 and the provisions of the Companies Act, 1956.

The preparation of the financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

2.2            Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (‘SLM’) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the year of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software
and other service equipments	3
Furniture and fixtures	8
Office equipments	5
Vehicles	5

2.3            Impairment of Assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

an impairment loss and is recognized in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.4            Leases

In accordance with Accounting Standard 19 “Accounting for leases”, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense in the profit and loss account.

2.5            Revenue and cost recognition

The Company derives its revenues primarily from software development activities. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation, satellite link costs and foreign travel costs. Selling, general, and administrative costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts are made in the year in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the year in which the revisions are determined.

The asset “Cost and estimated earnings in excess of billings”, represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability “Billings in excess of costs and estimated earnings”, represents billings in excess of revenues recognised.

Revenue on maintenance contracts is recognized on a straight-line basis over the period of the contract. Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified year. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the years that the related revenues are earned, as services performed during set up year do not result in the culmination of a separate earnings process.

The Company grants volume discounts to customers in the form of free services in future. The Company accounts for such volume discounts by allocating a portion of the revenue on the related transactions to the service that will be delivered in future. Further, other volume discount and rebates are also deducted from revenue.

Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Dividend income is recognized when the Company’s right to receive dividend is established. Interest income is recognized on the time proportion basis.

2.6            Employee retirement and other benefits

Contributions to the provident fund, which is a defined contribution scheme, are charged to the profit and loss account in the year in which the contributions are incurred.

Gratuity, pension, sick leave and leave encashment costs, which are defined benefits, are based on actuarial valuations carried out by an independent actuary at the balance sheet date.

The Company provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. The Company makes provision for such compensatory absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

2.7            Foreign currency transactions

India Operations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and liabilities are recognised in the profit and loss account.

In respect of forward exchange contracts which hedge the foreign currency risk of the underlying outstanding at the year-end or which hedge a firm commitment or highly probable forecasted transactions, the Company values these contracts based on the spot rate at the year-end and the resultant gain or loss is included in the profit and loss account. The premium or discount on all forward exchange contracts arising at the inception of each contract is

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

amortised as income or expense over the life of the contract.

The Company has also entered into foreign currency option contracts in the nature of purchase options and combination options (these options) with expiration dates which range upto twenty nine months. These net written options are revalued at fair values at reporting period end, with any profit or loss arising on the revaluation being recognised in the profit and loss account. The premium paid on purchase options is marked to market (MTM) and the resultant gains / losses are recognised in the profit and loss account.

Foreign branch office operations

Income and Expenditure other than depreciation costs are translated into the reporting currency at the prevailing exchange rates at the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at balance sheet date are translated at exchange rates prevailing on the date of the balance sheet. Fixed assets are translated at exchange rates on the date of the transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from translation of items, in the financial statements of the foreign branches is recognised in the profit and loss account.

2.8            Investments

Long-term investments are stated at cost, and provision for diminution is made when in the management’s opinion there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.9            Taxation

Income tax expense comprises current tax expense, deferred tax expense or credit and fringe benefit tax is computed in accordance with the relevant provisions of the Income Tax Act, 1961. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the Indian Income-tax Act, 1961. In case of matters under appeal, full provision is made in the financial statements when the Company accepts the liabilities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Other deferred tax assets are recognised only if there is a reasonable certainity that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Substantial portion of the profits of the Company are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, the Company can utilise exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption and these exemptions expire on various dates between years 2005 and 2009. In this regard, the Company recognises deferred taxes in respect of those originating timing differences, which reverse after the tax holiday year resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday year do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For this purpose, the timing differences, which originate first are considered to reverse first.

2.10     Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the year by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.11     Provisions and contingent liabilities

The Company creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognized in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

3                      Share capital

	2007	2006
Authorised
250,000,000 (2006: 250,000,000) equity shares of Rs. 2 each	500,000	500,000
Issued, subscribed and paid - up
139,009,409 (2006: 138,281,853) equity shares of Rs. 2 each fully paid	278,019	276,564
	278,019	276,564

1)              Of the above 14,500,000 equity shares of Rs. 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs. 29,000.

2)              In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of Rs. 10 each into 5 equity shares of Rs. 2 each.

3)              The above also includes 46,867,500 equity shares of Rs. 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs. 93,735.

4)              In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni bought back 1,650,679 equity shares by utilising the share premium account. In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 3,301, has been transferred from general reserve to capital redemption reserve.

5)              In August 2003, the Company allotted 37,140,283 equity shares of Rs. 2 each as fully paid bonus shares by capitalization of share premium aggregating Rs. 74,281.

6)              In February 2004, Patni made an initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders. In this regard, equity shares of Rs. 2 each were issued at a premium of Rs. 228 aggregating Rs. 3,085,496.

7)              In December 2005, Patni issued 6,156,250 American Depository Shares (‘ADSs’) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs. 2 each fully paid-up.

8)              Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money.

9)              Refer note 24 for employee stock compensation plans.

4                      Reserves and surplus

	2007	2006
Land revaluation reserve
Balance carried forward *	—	7,935
Building revaluation reserve
Balance brought forward	1,434	1,515
Transfer to profit and loss account	(81)	(81)
	1,353	1,434
Capital redemption reserve
Balance carried forward	253,301	253,301
	253,301	253,301
Share premium
Balance brought forward	10,833,827	10,752,309
Share premium received on issue of equity shares	132,161	81,518
	10,965,988	10,833,827
General reserve
Balance brought forward	1,287,438	1,081,675
Transfer from profit and loss account	387,518	205,763
	1,674,956	1,287,438
Profit and loss account, balance carried forward	12,406,473	9,427,283
	25,302,071	21,811,218

* The non-agricultural land situated at Mehsana District, Gujarat on which revaluation reserve was created earlier has now been reversed on account of disposal.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

5                      Secured loans

	2007	2006
Lease obligation in relation to vehicles acquired under finance lease (Refer note 22)	23,785	30,639

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

6                      Fixed assets

			Buildings		Computers,
			and		and other			Furniture		Assets	Total as at	Total as at
	Land	Land	Leasehold	Computer	service	Electrical	Office	and		held for	31 December	31 December
	(Freehold)	(Leasehold)	Improvements	software	equipments	installations	equipments	fixtures	Vehicles	sale	2007	2006
Gross block
As at 1 January 2007	9,019	231,349	1,551,296	928,311	1,558,311	489,333	573,256	708,404	93,752	—	6,143,031	4,772,848
Additions	—	447,504	871,871	103,569	321,001	260,054	222,683	50,321	10,962	134,829	2,422,794	1,398,379
Deletions	8,848	—	17,218	—	7,467	21,566	16,821	28,137	25,850	—	125,907	28,196
As at 31 December 2007	171	678,853	2,405,949	1,031,880	1,871,845	727,821	779,118	730,588	78,864	134,829	8,439,918	6,143,031
Accumulated depreciation
As at 1 January 2007	—	6,640	173,074	673,117	1,134,336	151,033	280,451	322,475	52,419	—	2,793,545	2,092,600
Charge	—	9,017	67,785	166,808	297,693	67,289	103,254	76,844	16,157	—	804,847	725,683
Deletions	—	—	16,742	142	8,413	21,352	16,681	27,831	17,908	—	109,069	24,738
As at 31 December 2007	—	15,657	224,117	839,783	1,423,616	196,970	367,024	371,488	50,668	—	3,489,323	2,793,545
Net block as at 31 December 2007	171	663,196	2,181,832	192,097	448,229	530,851	412,094	359,100	28,196	134,829	4,950,595	3,349,486
Net block as at 31 December 2006	9,019	224,709	1,378,222	255,194	423,975	338,300	292,805	385,929	41,333	—	3,349,486

Notes:

1.     Gross block of vehicles as of 31 December 2007 includes assets acquired on lease, refer note 22.

2.     Fixed assets include building amounting to Rs. 134,829 which is retired from active use and held for disposal to an identified buyer and the sale transaction is expected to be concluded by 31 March 2008.

7                      Investments

	2007	2006
Long term (at cost)
Trade
Unquoted
Investment in Subsidiary companies
6,153,350 (2006: 50,000) equity shares of 1 pound each fully paid of Patni Computer Systems (UK) Limited	492,369	2,409
Contribution of Euro 150,000 (2006: Euro 150,000) towards Capital of Patni Computer Systems GmbH	6,076	6,076
9,350 (2006: 7,500) equity shares fully paid of Patni Americas, Inc. (no par value)	4,605,465	3,571,561
	5,103,910	3,580,046
Others
Investments in Bonds
13,500 units (2006: 13,500) of Nabard Bonds	135,000	135,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

7                      Investments (contd.)

	2007	2006
Non-trade
Unquoted
Investment in Mutual Funds
5,000,000 units (2006: Nil) of ABN Amro FTP-Sr 4-16M	50,000	—
10,000,000 units (2006: Nil) of Birla FTP- Series P - Growth	100,000	—
10,000,000 units (2006: Nil) of Birla FTP Inst Sr R-Gr	100,000	—
7,500,000 units (2006: Nil) of Birla FTP Inst Sr S-Gr	75,000	—
24,700,000 units (2006: Nil) of Birla FTF Sr T-Growth	247,000	—
5,000,000 units (2006: Nil) of Birla FTP Sr U Gr (12M)	50,000	—
10,000,000 units (2006: Nil) of B882G Birla FTP - INSTL - Series AE - Growth	100,000	—
10,000,000 units (2006: Nil) of DWS FTF-Sr 25-14M-Inst-Gr Option	100,000	—
250,000 units (2006: Nil) of DSPML FTP-Sr 3E-12.5M-Gr	250,000	—
15,000,000 units (2006: Nil) of Deutsche FTF-Sr 21-390 days	150,000	—
5,000,000 units (2006: Nil) of Deutsche FTF-Sr 24-Inst Gr	50,000	—
3,000,000 units (2006: Nil) of SCFMP-10-Annually	30,000	—
15,000,000 units (2006: Nil) of SCFMP-YS 2-Gr	150,000	—
10,000,000 units (2006: Nil) of SCFMP-YS 3-Gr	100,000	—
10,500,000 units (2006: Nil) of HSBC FTS Sr 22 15 mts 512570	105,000	—
10,000,000 units (2006: Nil) of JM FMP Sr IV-15mts-Gr Op-7023145875	100,000	—
7,500,000 units (2006: Nil) of JM FMP Sr IV-13M-Gr	75,000	—
2,000,000 units (2006: Nil) of JM FMP Sr IV-375 Days Gr	20,000	—
10,000,000 units (2006: Nil) of Kotak FMP Sr 2 15 Months	100,000	—
5,000,000 units (2006: Nil) of Kotak FMP 14M Sr 1 Inst-Gr Option	50,000	—
15,350,000 units (2006: Nil) of Kotak FMP 13M Sr 1 Inst-Gr Option	153,500	—
10,000,000 units (2006: Nil) of Kotak FMP 14M Sr 2 Inst-Gr Option	100,000	—
5,000,000 units (2006: Nil) of Kotak FMP 13M Sr 2 Inst Gr	50,000	—
10,000,000 units (2006: Nil) of Rel FHF-II Annual Plan Sr V Inst Growth	100,000	—
5,000,000 units (2006: Nil) of Tata Fixed Horizon Fund Series 7 Scheme D Growth IP	50,000	—
15,000,000 units (2006: Nil) of Templeton FHF Sr 1 (15m)	150,000	—
15,000,000 units (2006: Nil) of Tata FHF Sr 6 Sch — C-13m	150,000	—
10,000,000 units (2006: Nil) of Tata FHF Sr 7-Sch A-Inst Gr	100,000	—
20,000,000 units (2006: Nil) of Templeton FHF Sr 1 (13m)-Gr	200,000	—
15,000,000 units (2006: Nil) of Tata FHF Sr7 Sch B 13M-Gr	150,000	—
20,000,000 units (2006: 20,000,000) of Birla Fixed Term Plan- Series O - Growth	200,000	200,000
3,718,503 units (2006: 3,718,503) of Birla Cash Plus - Ip- Growth	39,624	39,624
14,190,973 units (2006: 14,190,973) of H16 - Oisid HSBC Cash Fund - Institutional Plus - Growth	150,000	150,000
7,144,745 units (2006: 7,144,745) of HDFC Cash Management Fund - Saving Plan - Growth	100,000	100,000
	3,695,124	489,624
Current (at lower of cost or fair value)
Non-trade
Unquoted
20,101,191 units (2006: Nil) of ABN Amro Money Plus Inst-WDR in 29719 folio	201,012	—
8,550,000 units (2006: Nil) of ABN Amro Interval Fund Qly Plan G - Int Div Red	85,500	—
10,160,769 units (2006: Nil) of ABN Amro Flexible Short Term Plan Ser A Qrtly Div 29719 83	101,609	—
10,170,875 units (2006: Nil) of ABN Amro Flexible Short Term Plan Ser B Qrtly Div 29719 83	101,710	—

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

7                      Investments (contd.)

	2007	2006
10,000,000 units (2006: Nil) of ABN Amro Interval Fund Qly Plan H - Int Div Red	100,000	—
7,228,743 units (2006: Nil) of ABN Amro Money Plus Inst-WDR in 275269/51	72,305	—
5,884,814 units (2006: Nil) of Birla Sun Life Liquid Plus — Instl - WDR 1013038717	58,888	—
9,229,563 units (2006: Nil) of Birla Sun Life Liquid Plus - Instl - WDR 1000995231	92,328	—
10,073,320 units (2006: Nil) of BSL Interval Income Fund - INSTL - Quarterly - Sr 2 Dividend	100,734	—
47,832,452 units (2006: Nil) of Birla Sun Life Liquid Plus - Instl - WDR	479,132	—
10,120,000 units (2006: Nil) of DWS Quarterly Interval Fund - Series 1- Dividend Plan	101,200	—
2,518,670 units (2006: Nil) of GFRF-LT-Inst Plan B WDR	25,211	—
2,007,056 units (2006: Nil) of GFRF-LT-Inst Plan B WDR (730278)	20,081	—
5,000,000 units (2006: Nil) of G534 Standard Chartered Quarterly Interval Fund - Plan A -Inst Div	50,000	—
12,000,000 units (2006: Nil) of G540 Standard Chartered FMP Quarterly Sr 19 Div	120,000	—
20,000,000 units (2006: Nil) of ING FMP XXX Qtrly-Divi	200,000	—
10,000,000 units (2006: Nil) of ING FMP 36 Inst Dividend	100,000	—
9,041,152 units (2006: Nil) of JM MMF-Super Plus Plan-WDR-7021966294	90,865	—
8,483,754 units (2006: Nil) of JM MMF-Super Plus Plan-WDR-7023145875	85,263	—
15,353,370 units (2006: Nil) of JM FMP Sr VI-Inst-Qtrly Divi Plan 4 7023145875	153,534	—
5,030,857 units (2006: Nil) of JM FMP Sr VI-Inst-Qtrly Divi Plan 5 7021966294	50,309	—
17,000,000 units (2006: Nil) of JM Interval Fund Qtrly Plan 1- Inst	170,000	—
25,776,660 units (2006: Nil) of Kotak Flexi Debt DDR	258,568	—
27,915,101 units (2006: Nil) of Kotak Flexi Debt DDR 281827	280,017	—
20,329,275 units (2006: Nil) of Kotak Quarterly Interval Plan Series 1 Dividend	203,294	—
1,431,960 units (2006: Nil) of Lotus India Liquid Plus Fund-IP-WDR 58374	14,333	—
4,399,254 units (2006: Nil) of Pru ICICI Liquid Plan-Super IP-WDR	44,014	—
44,460,345 units (2006: Nil) of Prudential Flexible Income Plan Dividend-Weekly-2350363	468,902	—
13,629,349 units (2006: Nil) of Prudential Flexible Income Plan Dividend-Weekly-2582230	143,695	—
1,101,696 units (2006: Nil) of Pru ICICI Liquid Plan-Super IP-WDR (2582230)	11,024	—
4,360,923 units (2006: Nil) of Prin FRF FMP Inst WDR	43,613	—
1,605,290 units (2006: Nil) of Prin FRF FMP Inst WDR (19529356)	16,061	—
15,000,000 units (2006: Nil) of Principal Pnb FMP (41) -91 days -Series XII-Dividend Payout	150,000	—
14,893,216 units (2006: Nil) of ICICI Pru Interval Fund Monthly Plan II -Retail Dividend Reinvestment	150,000	—
12,889,006 units (2006: Nil) of Principal Cash Management Fund Liquid option growth plan 12293106	200,000	—
775,439 units (2006: Nil) of Reliance Liquid Plus Inst WDR	776,636	—
190,960 units (2006: Nil) of Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	192,675	—
4,382,173 units (2006: Nil) of Temp FRIF LT Super IP WDR (14629835)	44,152	—
41,921,287 units (2006: Nil) of Tata Floater Fund-WDR 441363/58	422,709	—
31,913,017 units (2006: Nil) of Tata Floater Fund-WDR 2108400/73	321,860	—
402,022 units (2006: Nil) of UTI Liquid Plus Fund-Inst. WDR 1145363242	402,682	—
18,168 units (2006: 633,140) of TLSW01 Tata Liquid Super High Inv. Fund - Weekly Dividend	20,911	722,490
17,274,204 units (2006: 25,177,633) of HSBC Liquid Plus-Inst Plus Plan- WDR-129355/32	173,276	251,908
Nil units (2006: 5,000,000) of Deutsche Fixed Term Fund - Series 6 growth	—	50,000
Nil units (2006: 15,000,000) of TFHFD3 Tata Fixed Horizon FUND Series-3 Scheme F 18 month	—	150,000
Nil units (2006: 10,000,000) of M121YG ABN Amro FTP Series 2 13 Mnth plan Growth	—	100,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

7                      Investments (contd.)

	2007	2006
Nil units (2006: 20,000,000) of B815G Birla FTP - Series H - Growth	—	200,000
Nil units (2006: 150,000) of DSP Merrill Lynch Fixed term Plan Series 3A Growth	—	150,000
Nil units (2006: 10,000,000) of Deutsche Fixed Term Fund - Series 5 Growth Option	—	100,000
Nil units (2006: 10,000,000) of G144 Grindlays Fixed Maturity - 22nd Plan Growth	—	100,000
Nil units (2006: 10,000,000) of G150 Standard Chartered Fixed Maturity - 2nd Plan Growth	—	100,000
Nil units (2006: 10,000,000) of OFTS4G HSBC Fixed Term Series 4 Growth	—	100,000
Nil units (2006: 15,000,000) of JM Fixed Maturity Fund Series II yearly Olan YSA Growth 156	—	150,000
Nil units (2006: 10,000,000) of Kotak FMP Series 13 - Growth	—	100,000
Nil units (2006: 13,000,000) of TFHCG3 Tata Fixed Horizon FUND Series-3 Scheme C 13 month	—	130,000
Nil units (2006: 10,000,000) of TFHDG3 Tata Fixed Horizon FUND Series-3 Sch-D 13 month Growth	—	100,000
Nil units (2006: 10,000,000) of UTI - Fixed Term Income Fund - Series 1 Plan 18-Q4 Dividend Plan	—	100,000
Nil units (2006: 10,000,000) of Tata FHF Series 6-Scheme A-13m Gr	—	100,000
Nil units (2006: 10,000,000) of ABN Amro FTP Series 3-366 days-Growth	—	100,000
Nil units (2006: 10,000,000) of Reliance FHF-I-Annual Plan-Series 1	—	100,000
Nil units (2006: 5,000,000) of Kotak FMP Series XXI - Growth	—	50,000
Nil units (2006: 10,000,000) of Principal Deposit Fund (FMP-4-20) 460 Days - Growth Plan - February 2006	—	100,000
Nil units (2006: 10,000,000) of B813G Birla FTP - Series F - Growth	—	100,000
Nil units (2006: 15,000,000) of Principal Deposit Fund (FMP-4-20) 385 Days - Growth Plan - March 2006	—	150,000
Nil units (2006: 15,257,144) of Tata FHF Series 6-Scheme G-Half Yearly	—	152,572
Nil units (2006: 15,000,000) of Principal Pnb FMP-91 days -Series V-Dividend Payout	—	150,000
Nil units (2006: 10,000,000) of Reliance FHF-I-Annual Plan-Series 2	—	100,000
Nil units (2006: 25,367,715) of JM FMP Series III-Qtrly (Q5) Option	—	253,677
Nil units (2006: 15,000,000) of ABN Amro FTP-Sr 3-Qrtly Plan H(monthly pay scheme)	—	150,000
Nil units (2006: 15,000,000) of ABN Amro FTP-Sr 4-Plan A-qtrly dividend	—	150,000
Nil units (2006: 250,000) of DSPML FTP-Sr 1F-Qtrly Divi	—	250,000
Nil units (2006: 9,150,000) of Deutsche FTF-Series 22-Qrtly-divi	—	91,500
Nil units (2006: 15,227,400) of SCFMP-QS 2-Qtrly	—	152,274
Nil units (2006: 20,000,000) of ABN Amro FTP-Sr 4-Qrtly Plan B	—	200,000
Nil units (2006: 23,195,171) of Kotak FMP 3M Series 7-Divi Reinvest	—	231,953
Nil units (2006: 7,500,000) of UTI - (QFMP/1206) Dividend Plan	—	75,000
Nil units (2006: 22,416,978) of Birla Cash Plus - Institutional Premium Dividend Plan Weekly Dividend - Reinvestment	—	224,865
Nil units (2006: 47,481,238) of Birla Cash Plus - IP- WD- Folio No. 1013038717	—	475,903
Nil units (2006: 2,568,783) of HDFCCash Management Fund - Saving Plan - Weekly Dividend Option	—	27,302
Nil units (2006: 40,163,586) of I-262ING Vysya Liquid Fund Super Instuitional - WD	—	405,049
Nil units (2006: 18,862,225) of Kotak Liquid (Institutional Premium) - Weekly Dividend	—	189,349
Nil units (2006: 5,333,343) of Kotak Liquid (Institutional Premium) - WDI - Folio No.675491/51	—	53,530
Nil units (2006: 14,345,967) of Principal Cash Man. Fund Liquid Option -Instl. Prem. Plan Growth	—	150,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

7                      Investments (contd.)

	2007	2006
Nil units (2006: 42,619,971) of Principal Cash Management Fund Liquid Option - Instl. Prem Plan - Weekly Dividend Folio 19529356	—	426,238
Nil units (2006: 1,690) of Tlsg01 Tata Liquid Super High Inv. Fund - Appreciation	—	1,936
Nil units (2006: 209,736) of G71Standard Chartered liquidity Manager Weekly Dividend	—	209,799
Nil units (2006: 17,103,029) of GSSIF-Medium Term -Fortnightly Dividend Option	—	171,070
Nil units (2006: 23,343,684) of Principal Income Fund-ST-Inst Plan-WDR	—	255,169
Nil units (2006: 11,588,301) of Reliance Liquidity Fund-WDR	—	115,899
Nil units (2006: 388,776) of DSPML Liquid Plus-IP-WDR	—	388,919
Nil units (2006: 21,832,456) of ABN Amro Cash Fund- Institutional Plus WDR	—	218,357
Nil units (2006: 8,510,481) of JM Money Manager Fund-Super Plus Plan-DDR	—	85,105
Nil units (2006: 14,478,668) of JM Money Manager Fund-Super Plus Plan-DDR-7023145875	—	144,787
Nil units (2006: 59,236) of Templeton India TMA-Super IP-WDR-2109902621756	—	60,199
Nil units (2006: 8,980,834) of HSBC Liquid Plus-Inst Plus Plan- WDR-512570/31	—	89,843
Nil units (2006: 361,082) of SCLM-PLUS-WDR-730278/08	—	361,133
Nil units (2006: 9,593,706) of HDFC CMF Call Plan-DDR	—	100,030
Nil units (2006: 17,957,602) of Rel Liquid Fund-Cash Plan-DDR	—	200,066
Nil units (2006: 5,000,000) Tata Fixed Horizon Fund Series 7 Scheme D Growth IP	—	50,000
	6,898,103	9,665,922
Less: Provision for decline in the fair value of investments	(403)	(416)
Total	15,831,734	13,870,176
Aggregate value of unquoted investments	15,831,734	13,870,176

Refer note 26 for summary of investments purchased and sold during the year.

8                      Sundry debtors (Unsecured)

	2007	2006
Debts outstanding for a period exceeding six months
- considered good	87,141	30,225
- considered doubtful	15,383	25,925
	102,524	56,150
Other debts
- considered good	4,807,834	5,356,041
	4,910,358	5,412,191
Less: Provision for doubtful debts	15,383	25,925
	4,894,975	5,386,266

Of the above, debts due from companies under the same management as defined under Section 370(1)(B) of the Companies Act, 1956 aggregate Rs. 3,587,191 (2006: Rs. 4,846,956). This consists of debts due from Patni Americas, Inc. aggregating Rs. 3,307,700 (2006: Rs. 4,435,227); Patni Computer Systems (UK) Limited aggregating Rs. 159,644 (2006: Rs. 315,841), Patni Computer Systems GmbH aggregating Rs. 73,125 (2006: Rs. 63,312), and Patni Telecom Solutions Pvt. Ltd. Rs. 46,722 (2006: Rs. 32,576)

9                      Cash and bank balances

	2007	2006
Cash on hand	18,679	10,690
Balances with scheduled banks in current account	310,012	133,957
Balances with non scheduled banks in current account (Refer note 27)	174,462	223,290
	503,153	367,937

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

10          Loans and advances (Unsecured)

	2007	2006
Advances recoverable in cash or in kind or for value to be received	165,565	87,047
Security deposits with companies under the same management:
Ashoka Computer Systems Private Limited
(Maximum amount of outstanding during the year; Rs. 591, 2006: Rs. 2,732)	591	591
PCS Cullinet Private Limited
(Maximum amount of outstanding during the year; Rs. 627, 2006: Rs. 2,766)	627	627
PCS Finance Limited
(Maximum amount of outstanding during the year; Rs. 501, 2006: Rs. 2,810)	501	501
Ravi and Ashok Enterprises
(Maximum amount of outstanding during the year; Rs. 30, 2006: Rs. 30)	30	30
	1,749	1,749
MAT Credit entitlement [Refer note 17(b)]	270,996	5,735
Interest accrued on Investments	1,847	1,841
Other deposits	239,628	238,545
Loan to employees	9,173	2,620
Others	291,537	121,408
	980,495	458,945
Less: Provision for doubtful loans and advances	2,276	1,128
	978,219	457,817

11          Current liabilities

	2007	2006
Sundry creditors *	220,585	341,178
Payable to subsidiary companies	410,297	418,797
Billings in excess of cost and estimated earnings	65,766	39,045
Advance from customers	3,914	1,456
Unclaimed dividend **	342	302
Other liabilities	1,748,558	1,372,023
	2,449,462	2,172,801

*	Sundry creditors includes Rs. 14 (2006: Rs. 181,458) being overdrawn bank balances as per books consequent to issue of cheques at year end. The banks have positive balances as on that date.
**	There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12          Provisions

	2007	2006
Provision for taxation (net of advance tax 2007: Rs. 1,706,937; 2006: Rs. 1,632,565)	686,517	504,707
Provision for retirement benefits	400,480	340,427
Dividend on equity shares	417,028	414,846
Dividend tax	70,874	58,182
	1,574,899	1,318,162

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

13          Other income

	2007	2006
Foreign exchange gain / (loss), net	886,920	2,947
Dividend on non-trade investments	409,510	269,250
Profit on sale of non-trade investments, net	265,942	76,954
Profit on sale of fixed assets, net	13,342	1,022
Interest from:
- Loan to employees	154	171
- Bank deposits (tax deducted at source Rs. 32; 2006: Rs. 5,255)	4,123	88,254
- Others	15,744	13,823
Miscellaneous income	70,850	25,088
	1,666,585	477,509

14          Personnel costs

	2007	2006
Salaries, bonus and allowances, including overseas employee expenses	5,078,868	3,944,584
Contribution to provident and other funds	214,384	198,864
Staff welfare	190,784	132,255
Pension, gratuity and leave encashment costs	117,858	185,829
	5,601,894	4,461,532

15          Selling, general and administration costs

	2007	2006
Travel and conveyance	784,217	641,212
Legal and professional fees	325,010	245,275
Rent	382,884	403,907
Postage and communication	166,226	147,255
Electricity	266,687	201,800
Advertisement and publicity	25,400	44,520
Software consumables	22,378	19,462
Rates and taxes	52,402	12,823
Recruitment charges	66,916	41,270
Insurance	46,641	34,047
Training fees	23,399	18,012
Printing and stationery	27,617	24,248
Subscription, registration and license fee	10,357	10,157
Repairs and maintenance
– computers	124,278	105,615
– building	33,369	16,954
– others	6,642	13,771
Provision for decline in the fair value of investment	—	332
Provision for doubtful debts and advances	13,946	2,239
Miscellaneous expenses	221,978	138,097
	2,600,347	2,120,996

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

16          Interest costs

	2007	2006
Interest on finance lease obligations	916	1,125
Interest on loans from banks	26	510
Interest on tax assessments (Refer note 30)	67,994	87,143
Interest on others	—	14
	68,936	88,792

17          Taxes

	2007	2006
a) Provision for tax expense consists of the following:
Current taxes
– Indian	357,947	81,644
– Foreign	356,212	918,189
	714,159	999,833
Deferred tax expense / (credit)
– Indian	28,077	(13,133)
– Foreign	(35,312)	(15,019)
	(7,235)	(28,152)
	706,924	971,681
The significant components of deferred tax asset and liability consists of the following:
Provision for retirement benefits	107,835	61,740
Provision for bad and doubtful debts	3,362	3,086
Carry forward capital loss	10,688	—
Depreciation	(117,108)	(40,518)
Others	59,799	29,887
Total deferred tax asset, net	64,576	54,195
US branch profit taxes	(76,387)	(85,014)
Total deferred tax liability	(76,387)	(85,014)

b)    Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act, 1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of Rs. 2,65,261 (2006: Rs. 5,735) as an asset by crediting to the Profit & loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the Institute of Chartered Accountants of India.

c)     Provision for current taxation includes Rs. 39,208 (2006: Rs. 19,720) of foreign taxes and Rs. Nil (2006: Rs. 45,898) of Indian taxes in respect of earlier years.

18          Auditors remuneration

	2007	2006
Remuneration to auditors consists of the following:
Audit fees	10,351	9,410
Advisory services:
- Taxation matters	5,415	100
- Other services	80	—
Out of pocket expenses	423	220
	16,269	9,730

19          Segmental information

In accordance with paragraph 4 of Accounting standard 17 “Segment Reporting” issued by the ICAI, the Company has presented segmental information only on the basis of the consolidated financial statements (refer note 19 of the consolidated financial statements).

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

20          Related party transactions

(a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties	Names
1	Subsidiaries	1)	Patni Americas,Inc.,USA (formerly Patni Computer Systems, Inc, USA)
		2)	Patni Computer Systems (UK) Ltd.
		3)	Patni Computer Systems GmbH
		4)	Patni Telecom Solutions Inc.
		5)	Patni Telecom Solutions (UK) Limited
		6)	Patni Telecom Solutions Private Limited
		7)	Patni Life Sciences Inc.
		8)	Patni Computer Systems Brasil Ltda.
2	Affiliates	1)	PCS Technology Limited.
		2)	Ashoka Computer Systems Private Ltd.
		3)	PCS Cullinet Private Ltd.
		4)	PCS Finance Ltd.
		5)	Ravi & Ashok Enterprises.
		6)	iSolutions Inc.
3	Key management personnel	1)	Mr Narendra K. Patni
		2)	Mr Ashok K. Patni
		3)	Mr Gajendra K. Patni
		4)	Mr William Grabe
		5)	Mr Arun Duggal
		6)	Mr Michael Cusumano
		7)	Mr Arun Maira
		8)	Mr Pradip Shah
		9)	Mr Ramesh Venkateswaran
		10)	Mr Louis Theodoor van den Boog
		11)	Mr Abhay Havaldar
4	Parties with substantial interest	1)	Members of Patni family and their relatives.
		2)	General Atlantic Mauritius Limited (‘GA’).
5	Others	1)	Ravindra Patni Family Trust

(b) Transactions and balances with related parties

Nature of the transaction	Subsidiaries	Affiliates	Key management personnel	Parties with substantial interest	Others
Transactions during the year ended 31 December 2007
Investment	1,523,864	—	—	—	—
Remuneration	—	—	113,911	—	—
No of ESOP’s granted	—	—	30,000	—	—
Commission	—	—	15,442	—	—
Sitting Fees	—	—	900	—	—
Sales and service income	7,685,827	—	—	4,163	—
Professional fees	10,663	—	—	—	—
Reimbursement of expenses by subsidiaries	263,767	—	—	—	—
Rent and other expenses	—	3,874	—	—	—
Dividend Paid		54,766	44,863	197,601
Amounts incurred by subsidiary on behalf of the Company	467,700	—	—	—	—

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

20          Related party transactions (contd.)

(b) Transactions and balances with related parties

Nature of the transaction	Subsidiaries	Affiliates	Key management personnel	Parties with substantial interest	Others
Balances at 31 December 2007
Investments	5,103,910	—	—	—	—
Security deposits paid	—	1,748	—	3,000	—
Deposits received	10,504	—	—	—	—
Debtors	3,791,790	—	—	1,518	—
Amounts payable	410,297	544	—	—	—
Proposed dividend	—	54,766	44,863	191,264	—
Commission Payable	—	—	7,933	—	—
Provision for pension benefits	—	—	101,831	—	—
Transactions during the year ended 31 December 2006
Remuneration	—	—	39,828	—	—
No of ESOP’s granted	—	—	45,000	—	—
Commission	—	—	10,900	—	—
Sitting Fees	—	—	680	—	—
Sales and service income	8,053,142	—	—	—	—
Purchase of fixed assets	10,038	—	—	—	—
Professional fees	9,088	—	—	—	—
Reimbursement of expenses by subsidiaries	366,498	—	—	—	—
Rent and other expenses	—	5,787	—	—
Dividend Paid		54,766	44,261	248,487
Amounts incurred by subsidiary on behalf of the Company	509,252	—	—	—	—
Balances at 31 December 2006
Investments	3,580,046	—	—	—	—
Security deposits	—	1,748	—	3,000	—
Debtors	4,789,880	—	—	—	—
Deposits received	10,504	—	—	—	—
Amounts payable	418,797	642	—	—	—
Proposed dividend	—	54,766	53,113	189,890	—
Remuneration payable to the directors	—	—	4,593	—	—
Provision for pension benefits	—	—	107,512	—	—
Commission Payable	—	—	2,542	—	—
Refer note 28 for Managerial remuneration

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2007	2006
Transactions during the year
i)	Remuneration
	Mr A. K. Patni	56,523	19,870
	Mr G. K. Patni	57,388	19,958
ii)	No of ESOP’s granted
	Mr Arun Duggal	5,000	5,000
	Mr Michael Cusumano	5,000	5,000
	Mr Arun Maira	5,000	20,000
	Mr Pradip Shah	5,000	5,000
	Mr Ramesh Venkateswaran	5,000	5,000
	Mr Louis Theodoor van den Boog	5,000	5,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

20          Related party transactions (contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2007	2006
Transactions during the year
iii)	Commission
	Mr Arun Duggal	1,647	1,816
	Mr Michael Cusumano	1,647	1,816
	Mr Arun Maira	1,647	1,060
	Mr Pradip Shah	1,647	1,817
	Mr Ramesh Venkateswaran	1,647	1,817
	Mr Louis Theodoor van den Boog	1,647	1,817
	Mr Anupam Puri	—	757
	Mr Ashok K. Patni	2,792	—
	Mr Gajendra K. Patni	2,767	—
iv)	Sitting Fees
	Mr Arun Duggal	160	180
	Mr Michael Cusumano	100	40
	Mr Arun Maira	140	20
	Mr Pradip Shah	160	180
	Mr Ramesh Venkateswaran	140	100
	Mr Louis Theodoor van den Boog	160	140
v)	Sales and service income
	Subsidiaries
	Patni Americas, Inc., USA	7,103,442	7,409,496
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	4,163	—
vi)	Dividend paid
	Affiliates
	iSolutions Inc.	54,766	54,766
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	114,312	91,928
vii)	Purchase of fixed assets
	Patni Americas, Inc., USA	—	10,038
viii)	Professional fees
	Patni Americas, Inc., USA	10,048	9,088
ix)	Reimbursement of expenses by subsidiaries
	Patni Americas, Inc., USA	95,762	168,476
	Patni Telecom Solutions Pvt. Ltd.	132,911	162,660
	Patni Computer Systems (UK) Ltd.	32,912	7,328
x)	Rent and other expenses
	Ashoka Computer Systems Private Ltd.	1,047	1,197
	PCS Cullinet Private Ltd.	1,581	2,077
	PCS Finance Ltd.	916	1,615
	Ravi & Ashok Enterprises.	—	899
xi)	Amounts incurred by subsidiary on behalf of the Company
	Patni Americas, Inc., USA	365,188	476,635
	Patni Computer Systems (UK) Ltd.	56,345	9,034

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

20   Related party transactions (contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2007	2006
xii)	Investments
	Patni Americas, Inc., USA	1,033,904	—
	Patni Computer Systems (UK) Ltd.	489,961	—
	Balances as at the year end
i)	Investments
	Patni Americas, Inc., USA	4,605,465	3,571,561
ii)	Security Deposits paid
	Affiliates:
	Ashoka Computer Systems Private Ltd.	591	591
	PCS Cullinet Private Ltd.	627	627
	PCS Finance Ltd.	501	501
	Parties with substantial interest:
	S. M. Patni	3,000	3,000
iii)	Deposit received
	Patni Telecom Solutions Inc.	10,504	10,504
iv)	Debtors
	Subsidiaries
	Patni Telecom Solutions Inc.	3,529,505	4,378,151
	Parties with substantial interest:
	General Atlantic Mauritius Limited (‘GA’)	1,518	—
v)	Amounts payable
	Patni Americas, Inc., USA	342,517	391,168
	Patni Computer Systems (UK) Ltd.	42,773	15,132
vi)	Proposed dividend
	Affiliates:
	iSolutions Inc.	54,766	54,766
	Parties with substantial interest:
	General Atlantic Mauritius Limited (‘GA’)	107,974	114,850
vii)	Remuneration payable to the directors
	Mr Ashok K. Patni	—	2,296
	Mr Gajendra K. Patni	—	2,296
viii)	Commission payable to the directors
	Mr Ashok K. Patni	2,792	—
	Mr Gajendra K. Patni	2,767	—
ix)	Provision for pension benefits
	Mr Ashok K. Patni	50,916	53,756
	Mr Gajendra K. Patni	50,916	53,756

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

21          Reconciliation of basic and diluted shares used in computing earnings per share

	2007	2006
Number of shares considered as basic weighted average shares outstanding	138,660,785	137,957,477
Add: Effect of dilutive issues of stock options	1,376,137	1,110,222
Number of shares considered as weighted average shares and potential shares outstanding	140,036,922	139,067,699

22   Leases

The Company has acquired certain vehicles under finance lease for a non-cancellable period of 4 years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease obligation recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company, however it contains a renewal clause. Fixed assets include the following amounts in relation to the above leased assets:

As at	2007	2006
Gross block of vehicles	54,223	55,626
Less: Accumulated depreciation	29,850	24,636
Net block	24,373	30,990

Future minimum lease payments in respect of the above assets as at 31 December 2007 are summarised below:

	Minimum lease payments	Finance charge	Present value of minimum lease payments
Amount due within one year from the balance sheet date	11,857	913	10,944
Amount due in the period between one year and five years	13,630	789	12,841
	25,487	1,702	23,785

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company. Additionally, the Company has taken certain office premises under non-cancelable operating lease arrangements, which are renewable at the option of the Company.

The future minimum lease payments in respect of such non-cancellable operating leases as at 31 December 2007 are summarised below:

As at	2007	2006
Amount due within one year from the balance sheet date	243,385	275,943
Amount due in the period between one year and five years	183,447	231,713
	426,832	507,656

Rent expense for all operating leases for the year ended 31 December 2007 aggregated Rs. 394,791 (2006: Rs. 422,941)

23          Contingent liabilities and capital commitments

	2007	2006
Estimated amount of contracts remaining to be executed on capital account and not provided for	1,316,119	1,413,183
Foreign currency forward contracts	6,815,412	8,082,925
Foreign currency option contracts	3,601,040	863,655
Unamortised income in respect of foreign currency forward contracts	62,521	81,125
Bank guarantees	152,036	53,369
Letters of credit	58,019	—
Tax contingency	891,869	630,166

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Outstanding forward contracts represents the total value of forward contracts entered into by the company.

In December 2006, the Company received a demand from the Indian Income tax department of approximately Rs. 630,166 including interest demand of approximately Rs. 186,850 for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

23          Contingent liabilities and capital commitments (Contd.)

10A of Indian Income Tax Act excempts the profits earned by an undertaking for the export of computer software upon fulfilment of certain conditions. One of the condition is that the unit should not have been formed by the splitting of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisor, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until 31 December 2007, the Company has deposited a sum of Rs. 269,167. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management believes that the disallowance is not tenable and management therefore is confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary. Currently, the matter is at the hearing stage.

In December 2007, the Company received another demand, of Rs. 261,703 inclusive of interest for the assessment year (AY) 2002-03. The new demand concerns the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand is not tenable against the Company. The Company, in consultation with its tax advisor, filed an appeal in January 2008 challenging the disallowance.

Certain other income tax related legal proceedings are pending against the company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

24          Employee stock compensation plans

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of directors of the Company administers the plan. The plan has been amended to enable the Company to issue upto 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003 - Revised 2006” has come into force with effect from 21 June 2006.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant.

Stock options* activity under the plan is as follows:

	Year ended 31 December 2007
	Shares arising out of options	Range of exercise prices	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	1,242,966	145	56
	2,420,927	254-338	65
	2,460,860	339-493	81
Granted during the year	50,000	254-338	90
Granted during the year	375,000	339-493	90
Forfeited during the year	(65,075)	145	—
Forfeited during the year	(194,579)	254-338	—
Forfeited during the year	(416,363)	339-493	—
Exercised during the year	(594,065)	145	—
Exercised during the year	(140,479)	254-338	—
Exercised during the year	(3,442)	339-493	—
Outstanding at the end of the year	583,826	145	47
	2,135,869	254-338	53
	2,416,055	339-493	70
Exercisable at the end of the year	583,826	145	47
Exercisable at the end of the year	1,474,250	254-338	46
Exercisable at the end of the year	706,655	339-493	53

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

24          Employee stock compensation plans (Contd.)

	Year ended 31 December 2006
	Shares arising out of options	Range of Exercise price	Weightage average remaining contractual life (months)
Outstanding at the beginning of the year	1,759,550	145	67
	2,574,007	254-338	75
	851,710	381-451	86
Granted during the year	170,000	336	90
Granted during the year	1,798,750	376-493	90
Forfeited during the year	(101,650)	145	—
Forfeited during the year	(254,560)	338	—
Forfeited during the year	(189,600)	376-493	—
Exercised during the year	(414,934)	145	—
Exercised during the year	(68,520)	254-338	—
Outstanding at the end of the year	1,242,966	145	56
	2,420,927	254-338	65
	2,460,860	376-493	81
Exercisable at the end of the year	727,016	145	47
Exercisable at the end of the year	1,108,256	254-338	51
Exercisable at the end of the year	186,149	376-493	56

* Includes stock options granted to employees of subsidiary companies

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2007	2006
Profit for the year after taxation as reported	3,875,184	2,057,629
Add Stock based employee compensation determined under the intrinsic value method	—	—
Less Stock based employee compensation determined under the fair value method	60,717	38,576
Pro-forma profit	3,814,467	2,019,053
Reported earnings per equity share of Rs. 2 each
- Basic	27.95	14.91
- Diluted	27.67	14.80
Pro-forma earnings per equity share of Rs. 2 each
- Basic	27.51	14.64
- Diluted	27.25	14.53

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

24          Employee stock compensation plans (Contd.)

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for Equity Linked Options:

	2007	2006
Dividend yield	0.78%	0.59% to 0.63%
Weighted average dividend yield	0.78%	0.61%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	8.00% - 8.22%	6.45% to 7.85%
Volatility	32.84% - 42.32%	30.22% to 55%
Weighted Average Volatility	36.68%	37.96%

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR Linked Options:

	2007	2006
Dividend yield	0.65% - 0.79%	—
Weighted average dividend yield	0.76%	—
Expected life	3.5-6.5 years	—
Risk free interest rates	4.25% - 4.75%	—
Volatility	34.32% - 44.07%	—
Weighted average volatility	38.80%

The Finance Act, 2007 has introduced Fringe Benefit Tax (FBT) on employee stock options. The difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee is subject to FBT. The Company recovers such tax from the employees. The Company’s obligation to pay FBT arises only upon the exercise of stock options, hence the FBT liability and the related recovery has been recorded at the time of the exercise of options. There is no impact on the Profit and loss account.

25          Amounts due to small scale industrial undertakings

Based on the information and records available with the Company, no amounts are payable to small and medium enterprises at 31 December 2007, which are outstanding for more than 30 days (2006: Nil)

As at 31 December 2007, the company has no dues to any vendors registered with appropriate authority under the Micro, Small and Medium Enterprises Development Act 2006. There have been no delays in settlement of dues to such vendors, warranting any payment of interest as provided in the above Act (2006: Nil).

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

26          Summary of investments purchased and sold during the year

Investments purchased during the year ended 31 December 2007 (non-trade)

		Year ended 31 December 2007
		Units	Cost of purchase
A)	Liquidity Fund
	ABN Amro Cash Fund- Institutional Plus WDR	346,116	3,461,159
	ABN Amro Money Plus Inst-DDR	44,709,925	447,103,834
	ABN Amro Money Plus Inst-DDR (275269/51)	26,482,848	264,830,060
	ABN Amro Money Plus Inst-WDR in 29719 folio	38,868,184	388,732,564
	ABN Amro Money Plus Inst-WDR in 275269/51	17,215,561	172,198,407
	Birla Cash Plus - Institutional Premium Dividend Plan Weekly Dividend - Reinvestment	98,627,571	988,727,668
	Birla FRF LT WDR-1000	10,035,684	100,404,683
	Birla Sun Life Liquid Plus - Instl - WDR 1013038717	15,875,522	158,864,150
	Birla Sun Life Liquid Plus - Instl - WDR 1000995231	10,227,975	102,315,698
	Birla Sun Life Liquid Plus - Instl - WDR	53,328,385	534,171,570
	Birla Cash Plus - IP- WD- Folio No. 1013038717	15,875,967	159,154,434
	D50 DSP ML Liquidity Institutional - WDR .88136 / 14	47,221	47,244,721
	DSPML Liquid Plus-IP-WDR	155,240	155,301,925
	DSPML Liquid Plus-IP-WDR-88136/14	810,855	811,227,402
	DSPML Liquid Plus-IP-WDR-(SPA)	250,289	250,384,012
	G66_Standard Chartered Liquidity Manager Daily Dividend	1,502,533	15,025,495
	GSSIF-Medium Term -Fortnightly Dividend Option	51,785	517,848
	GFRF-LT-Inst Plan B WDR	91,858,726	918,896,736
	GFRF-LT-Inst Plan B WDR(730278)	13,985,515	139,927,037
	GSSIF-ST-Plan C-Fortnightly Dividend 730278	8,527,723	86,047,640
	GSSIF-ST-Plan C-Fortnightly Dividend 21349	10,127,873	102,279,736
	Grindlays Floating Rate Fund-LT-Inst Plan B DDR 21349	44,442,302	444,609,979
	HDFC Cash Management Fund - Saving Plan - Weekly Dividend Option	31,538,453	335,223,627
	HSBC Cash Fund-Institutional Plus-DDR-129355/32	16,533,564	165,428,232
	HSBC Liquid Plus-Inst Plus Plan- WDR-129355/32	35,929,274	360,293,706
	HSBC Liquid Plus-Inst Plus Plan- WDR-512570/31	69,733,756	699,174,205
	HDFC CMF Call Plan-DDR	12,795	133,404
	I-262_ING Vysya Liquid Fund Super Instuitional - WD	125,680,967	1,265,774,489
	Ing Vysya Liquid Plus-Inst DDR	38,627,357	386,401,036
	ING Liquid Plus Fund - Institutional Weekly Dividend 476979 07	15,821,438	158,785,015
	JM Money Manager Fund-Super Plus Plan-DDR-7023145875	22,565,525	225,687,809
	JM MMF-Super Plus Plan-WDR-7021966294	9,041,152	90,864,818
	JM MMF-Super Plus Plan-WDR-7023145875	8,483,754	85,262,891
	JM Money Manager Fund-Super Plus Plan-DDR	42,485,733	424,900,616
	Kotak Liquid (Institutional Premium) - WDI	36,266,678	364,120,081
	Kotak Flexi Debt DDR	36,742,556	368,568,251
	Kotak Flexi Debt DDR 281827	38,858,590	389,792,461
	Kotak Liquid (Institutional Premium) - Weekly Dividend	92,352,645	926,986,823
	Lotus India Liquid Plus Fund-IP-DDR	6,326,608	63,365,409
	Lotus India Liquid Plus Fund-IP-WDR 58374	54,659,340	547,022,546
	Lotus India Liquid Plus Fund-IP-WDR 126758	15,994,882	160,000,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

26          Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2007
		Units	Cost of purchase
A)	Liquidity Fund (Contd.)
	Principal Cash Management Fund Liquid Option - Instl. Prem Plan - Weekly Dividend Folio 19529356	148,460	1,484,736
	Principal Income Fund-ST-Inst Plan-WDR	9,369,794	101,438,861
	Pru ICICI Liquid Plan-Super IP-WDR	99,730,736	997,994,780
	Pru ICICI Sweep Cash Plan-DDR	33,350,364	333,544,080
	Prudential Flexible Income Plan Dividend - Weekly - 2350363	97,206,845	1,025,049,956
	Prudential Flexible Income Plan Dividend - Weekly - 2582230	39,186,271	413,144,257
	Pru ICICI Liquid Plan-Super IP-WDR (2582230)	36,680,247	367,031,855
	Pru ICICI Liquid Plan-WDR	1,234,171	14,609,981
	Pru ICICI FRF Plan D-DDR	20,050,572	200,505,724
	Prin FRF FMP Inst WDR	94,584,234	945,971,179
	Prin FRF FMP Inst WDR(19529356)	3,103,852	31,054,542
	Principal Cash management Fund Liquid option growth plan 12293106	12,889,006	200,000,000
	Principal CMF Liquid Option - Instl. Prem Plan - WDR- Folio 12293106	27,783,610	277,900,000
	Reliance Liquidity Fund-WDR	88,244,603	882,837,258
	Rel Liquid Fund-Cash Plan-DDR	16,817,263	187,362,805
	Reliance Liquid Plus Inst WDR	855,255	856,592,328
	G71_Standard Chartered liquidity Manager Weekly Dividend	294,324	294,402,952
	SCLM-Plus - DDR-21349/70.	12,103,718	222,212,688
	SCLM-Plus - WDR-730278/08	201,165	201,216,524
	Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	291,238	294,014,643
	Templeton India TMA-Super IP-WDR-2100000237625	62,022	63,038,441
	Templeton India TMA-Super IP-WDR-2109902621756	100,340	101,965,904
	Tata Ship WDR	594,655	684,752,221
	Temp FRIF LT Super IP WDR (16033716)	30,811,931	308,466,916
	Tata Floater Fund-DDR	69,223,329	694,697,644
	Temp FRIF LT Super IP WDR(14629835)	43,816,923	440,207,515
	Tata Floater Fund-WDR 441363/58	51,839,068	522,713,937
	Tata Floater Fund-WDR 2108400/73	31,913,017	321,859,683
	TLSW01 Tata Liquid Super High Inv. Fund - Weekly Dividend	400,926	461,025,994
	UTI Liquid Plus Fund - ISNT WDR 1145363242	402,022	402,682,293
	Sub-total	2,024,298,823	25,158,991,871
B)	Fixed Maturity Plan
	ABN Amro FTP-Sr 4-Qrtly Plan C	15,000,000	150,000,000
	ABN Amro FTP-Sr 4-16M	5,000,000	50,000,000
	ABN Amro FTP-Sr 4-(Half yrly Plan A)	10,387,138	103,881,039
	ABN Amro FTP-Sr 4-Plan E-Qtrly	15,329,514	153,297,280
	ABN Amro FTP-Sr 6-Plan C-Qtrly	20,472,704	204,727,042
	ABN Amro FTP-Sr 6-Plan D-Qtrly	15,000,000	150,000,000
	ABN Amro FTP-Sr 5-Plan A-Qtrly	10,000,000	100,000,000
	ABN FTF Sr 7 Plan B-Qtrly	15,000,000	150,000,000
	ABN FTF Sr 7 Plan C-Qtrly	10,219,244	102,196,793

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

26          Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2007
		Units	Cost of purchase
B)	Fixed Maturity Plan
	ABN FTP-Sr 7 D-Qtrly	15,312,413	153,128,992
	ABN Amro Interval Fund Qly Plan G - Int Div Red	15,548,804	155,488,045
	ABN Amro Flexible Short Term Plan Ser A Qrtly Div 29719 83	10,160,769	101,608,780
	ABN Amro Flexible Short Term Plan Ser B Qrtly Div 29719 83	10,170,875	101,709,543
	ABN Amro Flexible Short Term Plan Ser C Qrtly Div 29719 83	10,000,000	100,000,000
	ABN Amro Interval Fund Qly Plan I - Int Div Red	10,169,505	101,695,055
	ABN Amro Interval Fund Qly Plan H - Int Div Red	10,000,000	100,000,000
	Birla FTP- Series P - Growth	10,000,000	100,000,000
	Birla FTP HY 2 Dividend Reinvest	10,000,000	100,000,000
	Birla FTP QS 6 Dividend	10,000,000	100,000,000
	Birla FTP QS 7 Dividend	10,000,000	100,000,000
	Birla FTP Inst Sr R-Gr	10,000,000	100,000,000
	Birla FTP Inst Sr S-Gr	7,500,000	75,000,000
	Birla FTP QS 10 Dividend	7,500,000	75,000,000
	Birla FTF Sr T-Growth	24,700,000	247,000,000
	Birla FTP Sr U Gr (12M)	5,000,000	50,000,000
	Birla FMP Qtrly Gr 2 Divi payout	9,972,774	100,000,000
	BSL Interval Income Fund - Instl. - Quarterly - Sr 2 Dividend	10,073,320	100,734,000
	B882G Birla FTP - Instl. - Series AE - Growth	10,000,000	100,000,000
	DSPML FTP-Sr 1F-Qtrly Divi	3,940	3,940,706
	Deutsche FTF-Sr 23-110 days	10,000,000	100,000,000
	DSPML FTP-Sr 1H-Qtrly Divi	101,930	101,930,324
	DWS FTF-Sr 25-14M-Inst-Gr Option	10,000,000	100,000,000
	DSPML FTP-Sr 3E-12.5M-Gr	250,000	250,000,000
	Deutsche FTF-Sr 21-390 days	15,000,000	150,000,000
	Deutsche FTF-Sr 24-Inst Gr	5,000,000	50,000,000
	Deutsche FTF-Sr 28-3M Divi	11,900,000	119,000,000
	DSPML FTP Sr 1N Qtrly Inst	101,759	101,759,294
	DWS Quarterly Interval Fund - Series 1- Dividend Plan	10,120,000	101,200,000
	SCFMP-10-Annually	3,000,000	30,000,000
	SCFMP-QS 3-Qtrly	12,000,000	120,000,000
	SCFMP-QS 4-Qtrly	5,188,922	51,889,224
	SCFMP-QS 5-Qtrly	5,000,000	50,000,000
	SCFMP-YS 2-Gr	15,000,000	150,000,000
	SCFMP-YS 3-Gr	10,000,000	100,000,000
	SCFMP QS 9-Divi payout	10,000,000	100,000,000
	SCFMP QS 11-Divi	20,619,754	206,197,540
	G534 Standard Chartered Quarterly Interval Fund - Plan A -Inst Div	5,000,000	50,000,000
	G540 Standard Chartered FMP Quarterly Sr 19 Div	12,000,000	120,000,000
	HSBC FTS Sr 22 15 mts 512570	10,500,000	105,000,000
	HDFC FMP Sr III 90d jan07	12,600,000	126,000,000
	ING Vysya FMF Sr- XXI 185 days	15,000,000	150,000,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

26          Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2007
		Units	Cost of purchase
B)	Fixed Maturity Plan (Contd..)
	ING FMP XXX Qtrly-Divi	20,000,000	200,000,000
	ING FMP 36 Inst Dividend	10,000,000	100,000,000
	JM FMP Series III-Qtrly (Q5) Option	395,401	3,954,010
	JM FMP Series IV-Qtrly	13,000,000	130,000,000
	JM FMP Sr IV-Qtrly-Plan 2 Divi Payout	10,000,000	100,000,000
	JM FMP Sr IV-15mts-Gr Op-7023145875	10,000,000	100,000,000
	JM FMP Sr IV-Qtrly-Plan 3 Divi Payout	10,000,000	100,000,000
	JM FMP Sr IV-Q4 Divi Payout	25,272,985	252,729,874
	JM FMP Sr IV-13M-Gr	7,500,000	75,000,000
	JM FMP Sr IV-375 Days Gr	2,000,000	20,000,000
	JM FMP Sr V-Inst-Qtrly Divi 70219662924	7,900,000	79,000,000
	JM FMP Sr VI-Inst-Qtrly Divi Plan 1 7023145875	15,248,325	152,483,251
	JM FMP Sr VI-Inst-Qtrly Divi Plan 2 7021966294	5,000,000	50,000,000
	JM FMP Sr VI-Inst-Qtrly Divi Plan 4 7023145875	15,353,370	153,533,703
	JM FMP Sr VI-Inst-Qtrly Divi Plan 5 7021966294	5,030,857	50,308,577
	JM Interval Fund Qtrly Plan 1- Inst	17,000,000	170,000,000
	Kotak FMP 3M Series 9-Divi Reinvest	12,000,000	120,000,000
	Kotak FMP Sr 2 15 Months	10,000,000	100,000,000
	Kotak FMP 3M Series 10-Divi Payout	10,000,000	100,000,000
	Kotak FMP 14M Sr 1 Inst-Gr Option	5,000,000	50,000,000
	Kotak FMP 13M Sr 1 Inst-Gr Option	15,350,000	153,500,000
	Kotak FMP 3M Sr 12-Divi	7,500,000	75,000,000
	Kotak FMP 14M Sr 2 Inst-Gr Option	10,000,000	100,000,000
	Kotak FMP 13M Sr 2 Inst Gr	5,000,000	50,000,000
	Kotak FMP 3M Sr 14 Qtrly Divi	20,000,000	200,000,000
	Kotak FMP 3M Sr 16 Qtrly Divi	10,920,098	109,200,981
	Kotak FMP 3M Sr 25 Qtrly Divi	12,855,140	128,551,402
	Kotak Quarterly Interval Plan Series 1 Dividend	20,329,275	203,294,000
	Principal FMP-Series VIII-Plan 91 Days	3,000,000	30,000,000
	Pru ICICI FMP Sr 34-6M Retail-Divi	5,000,000	50,000,000
	Pru ICICI FMP Sr 38 –3M -Plan A	8,000,000	80,000,000
	Principal PNB FMP(41) -91 days -Series XII-Dividend Payout	15,000,000	150,000,000
	ICICI Pru Interval Fund Monthly Plan II -Retail Dividend Reinvestment	14,893,216	150,000,000
	Reliance FHF-II-Qtrly Plan -Sr II	10,000,000	100,000,000
	Rel FHF-II Mthly Sr 1 Inst Plan Dividend	30,000,000	300,000,000
	Rel FHF-II Annual Plan Sr V Inst Growth	10,000,000	100,000,000
	Rel MIF Sr 1 Inst Divi	19,964,264	200,000,000
	TataFHF Series 6-Scheme G-Half Yearly	194,534	1,945,632
	Templeton FHF Sr 1 (15m)	15,000,000	150,000,000
	Tata FHF Inst Sr 9 - Sch D -Qtrly	3,062,482	30,625,265
	Tata FHF Sr 6 Sch – C-13m	15,000,000	150,000,000
	Tata FHF Sr 7-Sch A-Inst Gr	10,000,000	100,000,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

26          Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2007
		Units	Cost of purchase
B)	Fixed Maturity Plan (Contd..)
	Templeton FHF Sr 1 (13m)-Gr	20,000,000	200,000,000
	Tata FHF Sr7 Sch B 13M-Gr	15,000,000	150,000,000
	Tata FHF Sr 10-Sch D Qtrly Divid	15,301,598	153,018,000
	Templeton QIP-A-Inst Divi payout	9,000,000	90,000,000
	Tata FHF Sr 9 Sch C-Divi Payout	16,000,000	160,000,000
	Tata Dynamic Bond Fund Op A Divi	9,787,371	100,764,389
	Tata FHF Sr 11 D -3M-Inst Divi	15,814,650	158,148,165
	UTI FMP (HFMP/0207)-Divi Reinvest	15,619,672	156,196,720
	Sub-total	1,109,196,604	11,549,637,626
C)	Investment in Bonds
	SBI Tier II NCB Redm 12 Sept 2022	100	101,245,082
	UBI Bond Issue XI Lower Tier II @ 9.35% maturity 12 April 2018, 10 lac per bond, 100 bonds purchased, 124 months	100	100,000,000
	Sub-total	200	201,245,082
	Total	3,133,495,627	36,909,874,579

Investments sold during the year ended 31 December 2007 (non-trade)

		Year ended 31 December 2007
		Units	Sale Value	Cost of purchase
A)	Liquidity Fund
	ABN Amro Cash Fund- Institutional Plus WDR	22,178,572	221,842,166	221,818,051
	ABN Amro Money Plus Inst-DDR	44,709,925	447,104,721	447,103,833
	ABN Amro Money Plus Inst-DDR(275269/51)	26,482,848	264,831,126	264,830,059
	ABN Amro Money Plus Inst-WDR in 29719 folio	18,766,993	187,907,857	187,720,650
	ABN Amro Money Plus Inst-WDR in 275269/51	9,986,817	100,000,000	99,893,016
	Birla Cash plus - IPDP Weekly Dividend - Reinvestment	121,044,549	1,214,271,053	1,213,447,975
	Birla FRF LT WDR-1000	10,035,684	100,458,934	100,404,683
	Birla Sun Life Liquid Plus - Instl - WDR 1013038717	9,990,709	100,000,000	99,975,717
	Birla Sun Life Liquid Plus - Instl - WDR 1000995231	998,413	10,000,000	9,987,635
	Birla Sun Life Liquid Plus - Instl - WDR	5,495,933	55,000,000	55,039,929
	Birla Cash plus - IP- WD- Folio No. 1013038717	63,357,205	635,601,841	635,201,335
	D50 DSP ML Liquidity Institutional- WDR .88136 / 14	47,221	47,263,851	47,244,721
	DSPML Liquid Plus-IP-WDR	544,016	544,609,628	544,221,423
	DSPML Liquid Plus-IP-WDR-88136/14	810,855	811,706,444	811,227,402
	DSPML Liquid Plus-IP-WDR-(SPA)	250,289	250,654,413	250,384,012
	G66_Standard Chartered Liquidity Manager Daily Dividend	1,502,397	15,042,749	15,025,495
	GSSIF-Medium Term -Fortnightly Dividend Option	17,154,813	171,889,224	171,588,326
	GFRF-LT-Inst Plan B WDR	89,340,056	894,447,680	893,686,228
	GFRF-LT-Inst Plan B WDR(730278)	11,978,459	120,000,000	119,846,165
	GSSIF-ST-Plan C-Fortnightly Dividend 730278	8,527,723	85,981,621	86,047,640

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

26          Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2007
		Units	Sale Value	Cost of purchase
A)	Liquidity Fund (Contd..)
	GSSIF-ST-Plan C-Fortnightly Dividend 21349	10,127,873	102,115,290	102,279,736
	Grindlays Floating Rate Fund-LT-Inst Plan B DDR 21349	44,442,302	444,636,812	444,609,979
	HDFC Cash Management Fund - Saving Plan - Weekly Dividend Option	34,107,236	362,685,354	362,525,366
	HSBC Cash Fund-Institutional Plus-DDR-129355/32	16,533,564	165,428,232	165,428,232
	HSBC Liquid Plus-Inst Plus Plan- WDR-129355/32	43,832,703	439,546,389	438,929,317
	HSBC Liquid Plus-Inst Plus Plan- WDR-512570/31	78,714,590	790,157,616	789,017,052
	HDFC CMF Call Plan-DDR	9,606,500	100,163,136	100,163,136
	I-262_ING Vysya Liquid Fund Super Instuitional - WD	165,844,552	1,672,211,266	1,670,823,828
	Ing Vysya Liquid Plus-Inst DDR	38,627,357	386,401,036	386,401,036
	ING Liquid Plus Fund - Institutional Weekly Dividend 476979 07	15,821,438	158,837,941	158,785,015
	JM Money Manager Fund-Super Plus Plan-DDR-7023145875	37,044,193	370,492,475	370,474,491
	JM Money Manager Fund-Super Plus Plan-DDR	50,996,215	509,997,416	510,005,427
	Kotak Liquid (Institutional Premium) - WDI - Folio	41,600,021	417,805,207	417,650,317
	Kotak Flexi Debt DDR	10,965,896	110,000,000	110,000,000
	Kotak Flexi Debt DDR 281827	10,943,489	109,775,229	109,775,229
	Kotak Liquid (Institutional Premium) - Weekly Dividend	111,214,870	1,117,187,201	1,116,332,448
	Lotus India Liquid Plus Fund-IP-DDR	6,326,608	63,365,409	63,365,409
	Lotus India Liquid Plus Fund-IP-WDR 58374	53,227,380	533,000,000	532,689,647
	Lotus India Liquid Plus Fund-IP-WDR 126758	15,994,882	160,033,589	160,000,000
	P C M F Liquid Option - Instl.Prem Plan - Weekly Dividend	42,768,431	427,981,066	427,722,803
	Principal Income Fund-ST-Inst Plan-WDR	32,713,477	356,987,754	356,607,405
	Pru ICICI Liquid Plan-Super IP-WDR	95,331,482	954,350,485	953,980,966
	Pru ICICI Sweep Cash Plan-DDR	33,354,438	333,544,381	333,544,080
	Prudential Flexible Income Plan Dividend-Weekly-2350363	52,746,500	556,300,000	556,147,781
	Prudential Flexible Income Plan Dividend-Weekly-2582230	25,556,922	269,600,000	269,448,863
	Pru ICICI Liquid Plan-Super IP-WDR(2582230)	35,578,551	356,000,000	356,007,971
	Pru ICICI Liquid Plan-WDR	1,234,171	14,608,385	14,609,981
	Pru ICICI FRF Plan D-DDR	20,050,572	200,505,724	200,505,724
	Prin FRF FMP Inst WDR	90,223,311	902,900,000	902,358,115
	Prin FRF FMP Inst WDR(19529356)	1,498,561	15,000,000	14,993,377
	Principal CMF Liquid Option - Instl.Prem Plan - WDR- Folio 12293106	27,783,610	277,975,016	277,900,000
	Principal Cash Man. Fund Liquid Option -Instl. Prem. Plan Growth	14,345,967	169,420,136	150,000,000
	Reliance Liquidity Fund-WDR	99,832,904	999,193,961	998,736,394
	Rel Liquid Fund-Cash Plan-DDR	34,774,865	387,430,248	387,430,248
	Reliance Liquid Plus Inst WDR	79,816	80,000,000	79,956,716
	G71_Standard Chartered liquidity Manager Weekly Dividend	504,060	504,440,769	504,202,119
	SCLM-Plus - DDR-21349/70.	12,103,718	222,212,688	222,212,688
	SCLM-Plus - WDR-730278/08	562,247	562,683,027	562,349,065
	Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	100,278	101,185,641	101,339,975
	Templeton India TMA-Super IP-WDR-2100000237625	62,022	63,081,660	63,038,441
	Templeton India TMA-Super IP-WDR-2109902621756	159,575	162,224,545	162,164,501
	Tata Ship WDR	594,655	684,574,758	684,366,788
	Temp FRIF LT Super IP WDR (16033716)	30,811,931	310,881,076	308,466,916
	Tata Floater Fund-DDR	69,223,329	694,697,644	694,697,644
	Temp FRIF LT Super IP WDR(14629835)	39,434,750	397,369,782	396,053,547
	Tata Floater Fund-WDR 441363/58	9,917,782	100,000,000	100,004,996
	TLSW01 Tata Liquid Super High Inv. Fund - Weekly Dividend	1,017,587	1,171,363,183	1,164,926,836
	Total Sales under Liquid Funds	2,031,540,657	25,568,964,836	25,527,723,900

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

26          Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2007
		Units	Sale Value	Cost of purchase
B)	Fixed maturity fund
	ABN Amro FTP-Sr 3-Qrtly Plan H(monthly pay scheme)	15,000,000	150,000,000	150,000,000
	ABN Amro FTP-Sr 4-Plan A-qtrly divi	15,000,000	150,000,000	150,000,000
	ABN Amro FTP-Sr 4-Qrtly Plan B	20,000,000	200,000,000	200,000,000
	ABN Amro FTP-Sr 4-Qrtly Plan C	15,000,000	150,000,000	150,000,000
	ABN Amro FTP-Sr 4-(Half yrly Plan A)	10,387,138	103,871,376	103,881,039
	ABN Amro FTP-Sr 4-Plan E-Qtrly	15,329,514	153,295,137	153,297,280
	ABN Amro FTP-Sr 6-Plan C-Qtrly	20,472,704	204,727,042	204,727,042
	ABN Amro FTP-Sr 6-Plan D-Qtrly	15,000,000	150,000,000	150,000,000
	ABN Amro FTP-Sr 5-Plan A-Qtrly	10,000,000	100,000,000	100,000,000
	ABN FTF Sr 7 Plan B-Qtrly	15,000,000	150,000,000	150,000,000
	ABN FTF Sr 7 Plan C-Qtrly	10,219,244	102,192,444	102,196,793
	ABN FTP-Sr 7 D-Qtrly	15,312,413	153,124,129	153,128,992
	ABN Amro Interval Fund Qly Plan G - Int Div Red	6,998,804	69,988,045	69,988,045
	ABN Amro Flexible Short Term Plan Ser C Qrtly Div 29719 83	10,000,000	100,000,000	100,000,000
	ABN Amro Interval Fund Qly Plan I - Int Div Red	10,169,505	101,695,055	101,695,055
	M121YG ABN Amro FTP Series 2 13Mnth plan Growth	10,000,000	108,951,000	100,000,000
	ABN Amro FTP Series 3-366 days-Growth	10,000,000	108,132,000	100,000,000
	Birla FTP HY 2 Dividend Reinvest	10,000,000	100,000,000	100,000,000
	Birla FTP QS 6 Dividend	10,000,000	100,000,000	100,000,000
	Birla FTP QS 7 Dividend	10,000,000	100,000,000	100,000,000
	Birla FTP QS 10 Dividend	7,500,000	75,000,000	75,000,000
	Birla FMP Qtrly Gr 2 Divi payout	9,972,774	100,000,000	100,000,000
	B813G Birla FTP - Series F - Growth	10,000,000	108,946,000	100,000,000
	B815G Birla FTP - Series H - Growth	20,000,000	218,746,000	200,000,000
	Deutsche Fixed Term Fund - Series 6 growth	5,000,000	54,443,500	50,000,000
	DSP Merrill Lynch Fixed term Plan Series 3A Growth	150,000	163,428,495	150,000,000
	Deutsche Fixed Term Fund - Series 5 Growth Option	10,000,000	108,779,000	100,000,000
	DSPML FTP-Sr 1F-Qtrly Divi	253,940	253,966,356	253,940,706
	Deutsche FTF-Series 22-Qrtly-divi	9,150,000	91,500,000	91,500,000
	Deutsche FTF-Sr 23-110 days	10,000,000	100,000,000	100,000,000
	DSPML FTP-Sr 1H-Qtrly Divi	101,930	101,943,967	101,930,324
	Deutsche FTF-Sr 28-3M Divi	11,900,000	119,000,000	119,000,000
	DSPML FTP Sr 1N Qtrly Inst	101,759	101,783,534	101,759,294
	G144 Grindlays Fixed Maturity - 22nd Plan Growth	10,000,000	110,019,000	100,000,000
	G150 Standard Chartered Fixed Maturity - 2nd Plan Growth	10,000,000	109,041,000	100,000,000
	SCFMP-QS 2-Qtrly	15,227,400	152,278,568	152,274,000
	SCFMP-QS 3-Qtrly	12,000,000	120,000,000	120,000,000
	SCFMP-QS 4-Qtrly	5,188,922	51,889,224	51,889,224
	SCFMP-QS 5-Qtrly	5,000,000	50,000,000	50,000,000
	SCFMP QS 9-Divi payout	10,000,000	100,015,000	100,000,000
	SCFMP QS 11-Divi	20,619,754	206,197,540	206,197,540
	OFTS4G HSBC Fixed Term Series 4 Growth	10,000,000	108,765,000	100,000,000
	HDFC FMP Sr III 90d jan07	12,600,000	126,000,000	126,000,000
	ING Vysya FMF Sr- XXI 185 days	15,000,000	150,000,000	150,000,000
	JM FMP Series III-Qtrly (Q5) Option	25,763,116	257,631,158	257,631,158
	JM FMP Series IV-Qtrly	13,000,000	130,000,000	130,000,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

26          Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2007
		Units	Sale Value	Cost of purchase
B)	Fixed maturity fund (Contd..)
	JM FMP Sr IV-Qtrly-Plan 2 Divi Payout	10,000,000	100,000,000	100,000,000
	JM FMP Sr IV-Qtrly-Plan 3 Divi Payout	10,000,000	100,000,000	100,000,000
	JM FMP Sr IV-Q4 Divi Payout	25,272,985	252,729,855	252,729,874
	JM FMP Sr V-Inst-Qtrly Divi 70219662924	7,900,000	79,000,000	79,000,000
	JM FMP Sr VI-Inst-Qtrly Divi Plan 1 7023145875	15,248,325	152,483,252	152,483,252
	JM FMP Sr VI-Inst-Qtrly Divi Plan 2 7021966294	5,000,000	50,000,000	50,000,000
	JM Fixed Maturity Fund Series II yearly Olan YSA Growth 156	15,000,000	163,170,000	150,000,000
	Kotak FMP Series XXI - Growth	5,000,000	54,771,368	50,000,000
	Kotak FMP Series 13 - Growth	10,000,000	109,161,815	100,000,000
	Kotak FMP 3M Series 7-Divi Reinvest	23,195,171	231,951,714	231,951,714
	Kotak FMP 3M Series 9-Divi Reinvest	12,000,000	120,000,000	120,000,000
	Kotak FMP 3M Series 10-Divi Payout	10,000,000	100,000,000	100,000,000
	Kotak FMP 3M Sr 12-Divi	7,500,000	75,000,000	75,000,000
	Kotak FMP 3M Sr 14 Qtrly Divi	20,000,000	200,000,000	200,000,000
	Kotak FMP 3M Sr 16 Qtrly Divi	10,920,098	109,200,981	109,200,981
	Kotak FMP 3M Sr 25 Qtrly Divi	12,855,140	128,551,402	128,551,402
	Principal Deposit Fund (FMP-4-20) 460 Days -Growth Plan - FEB'06	10,000,000	109,757,000	100,000,000
	Principal Deposit Fund (FMP-4-20) 385 Days -Growth Plan - MAR'06	15,000,000	163,161,000	150,000,000
	Principal Pnb FMP-91 days -Series V-Dividend Payout	15,000,000	150,000,000	150,000,000
	Principal FMP-Series VIII-Plan 91 Days	3,000,000	30,000,000	30,000,000
	Pru ICICI FMP Sr 34-6M Retail-Divi	5,000,000	50,000,000	50,000,000
	Pru ICICI FMP Sr 38 –3M -Plan A	8,000,000	80,000,000	80,000,000
	Reliance FHF-I-Annual Plan-Series 1	10,000,000	108,406,000	100,000,000
	Reliance FHF-I-Annual Plan-Series 2	10,000,000	108,467,000	100,000,000
	Reliance FHF-II-Qtrly Plan -Sr II	10,000,000	100,000,000	100,000,000
	Rel FHF-II Mthly Sr 1 Inst Plan Dividend	30,000,000	300,000,000	300,000,000
	Rel MIF Sr 1 Inst Divi	19,964,264	199,796,790	200,000,000
	TFHFD3 Tata Fixed Horizon FUND Series-3 Scheme F 18 month	15,000,000	163,530,000	150,000,000
	TFHCG3 Tata Fixed Horizon FUND Series-3 Scheme C 13 month	13,000,000	141,215,100	130,000,000
	TFHDG3 Tata Fixed Horizon FUND Series-3 Sch-D 13 mth Growth	10,000,000	108,971,000	100,000,000
	Tata FHF Series 6-Scheme A-13m Gr	10,000,000	108,623,000	100,000,000
	Tata FHF Series 6-Scheme G-Half Yearly	15,451,678	154,556,954	154,517,587
	Tata FHF Inst Sr 9 - Sch D -Qtrly	3,062,482	30,648,096	30,625,265
	Tata FHF Sr 10-Sch D Qtrly Divid	15,301,598	153,118,500	153,018,000
	Templeton QIP-A-Inst Divi payout	9,000,000	90,002,700	90,000,000
	Tata FHF Sr 9 Sch C-Divi Payout	16,000,000	160,056,000	160,000,000
	Tata Dynamic Bond Fund Op A Divi	9,787,371	100,863,749	100,764,389
	Tata FHF Sr 11 D -3M-Inst Divi	15,814,650	158,246,130	158,148,165
	UTI - Fixed Term Income Fund - Series 1 Plan 18-Q4 Dividend Plan	10,000,000	111,360,000	100,000,000
	UTI - (QFMP/1206) Dividend Plan	7,500,000	75,036,750	75,000,000
	UTI FMP (HFMP/0207)-Divi Reinvest	15,619,672	156,238,893	156,196,720
	Total Sale of Fixed Maturity Plan	1,013,812,353	10,963,424,620	10,743,223,840
C)	Investment in Bonds
	SBI Tier II NCB Redm 12 September 2022	100	105,882,022	101,245,082
	UBI Bond Issue XI Lower Tier II	100	101,000,000	100,000,000
	Total Sale of Investment in Bonds	200	206,882,022	201,245,082
	Total	3,045,353,210	36,739,271,478	36,472,192,822

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

27          Names of non-scheduled banks, balances at year end and maximum amount of outstanding during the year

	2007	2006
Fleet Bank, Boston, USA (formerly Bank Boston - USA)	8,039	18,053
(Maximum balance outstanding during the year: Rs. 252,264; 2006: Rs. 103,630)
Bank of Tokyo Mitsubishi Limited - Japan	70,599	96,337
(Maximum balance outstanding during the year: Rs. 99,404; 2006: Rs. 212,368)
Bank of Tokyo Mitsubishi Limited - Keihiguchi-Japan	513	—
(Maximum balance outstanding during the year: Rs. 8,890; 2006: Rs. NA)
The Japan Net Bank	—	4
(Maximum balance outstanding during the year: Rs. 3,555; 2006: Rs. 350)
ANZ Bank Australia - Australia 013-030-1982-72801	4,461	1,297
(Maximum balance outstanding during the year Rs. 21,160; 2006: Rs. 13,727)
ANZ Bank Australia - Australia 013-030-1982-72828	26,228	17,116
(Maximum balance outstanding during the year Rs. 32784; 2006: Rs. 27,789)
Handels Bank - Kista Sweden 585-341-338	10,626	2,808
(Maximum balance outstanding during the year Rs. 12,492; 2006: Rs. 6,374)
Handels Bank - Kista Sweden 585-130-558	9,169	38,628
(Maximum balance outstanding during the year Rs. 38,628; 2006: Rs. 49,891)
Handels Bank - Kista Sweden 43671179 (Euro account)	10,775	—
(Maximum balance outstanding during the year Rs. 10,853; 2006: Rs. NA)
Korea Exchange Bank - 611-016-118-609	1,903	2,145
(Maximum balance outstanding during the year: Rs. 2,124; 2006: Rs. 2,390)
ABN AMRO Bank N.V.-Netherlands A/c 43.47.90.427	8,431	435
(Maximum balance outstanding during the year: Rs. 58,501; 2006: Rs. 5,231)
Standard Chartered Bank N.Y.	23,718	46,467
(Maximum balance outstanding during the year: Rs. 43,280; 2006: Rs. 5,335,052)
	174,462	223,290

28          Supplementary statutory information

i) Managerial remuneration

	2007	2006
Salaries and allowances	107,295	24,294
Perquisites	1,339	2,656
Contribution to provident fund	1,920	2,363
Provision for pension liability	3,358	10,515
Gratuity paid [refer note 28(i)(e)]	700	—
	114,612	39,828

a)              Executive Directors, Mr Gajendra K. Patni and Mr Ashok K. Patni, under contract until 22 October 2010, ceased to be Executive Directors effective 1 October 2007 to become founder-directors. Termination benefit payments amounting to Rs. 77,908 have been included in Salaries and allowances as indicated above in note 28(i).

b)             Managerial remuneration does not include Rs. 50,386, (including provision for pension Rs. 10,652); (2006: Rs. 58,118, including provision for pension: Rs. 20,636) paid/accrued to manager by the subsidiary company during the year ended 31 December 2007.

c)              Sitting fees paid to non executive directors not included above aggregated Rs. 900 (2006: Rs. 680) during the year ended 31 December 2007.

d)             Commission expense in respect of Non-Executive directors not included above aggregated Rs. 15,442 (2006: Rs. 10,900).

e)              In 2006, provisions for gratuity and leave encashment in respect of Directors have not been included, as actuarial valuation is carried out on an overall Company basis.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

f)             Computation of Net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole time directors :-

Net profit after tax from ordinary activities		3,875,184
Add:
1. Managerial remuneration	113,912
2. Depreciation as per books of accounts	804,847
3. Commission to Non-Wholetime Directors	15,442
4. Directors Sitting Fees	900
5. Provision for Dimunition in Investment	(13)
6. Provision for Doubtful debts	13,946
7. Provision for taxation	481,797	1,430,831
		5,306,015
Less:
1. Depreciation under Section 350 of the Companies Act	804,847
2. Profit on sale of Fixed assets	13,342
3. Profit on sale of non-trade investments	265,942	1,084,131
Net profit on which commission payable		4,221,884
Commission payable to Non whole-time directors
Maximum allowed as per the Companies Act, 1956 at 1%		42,219
Commission expense in Profit & Loss Account in respect of Non whole-time directors		15,442

ii) Value of imported and indigenous software consumables

	2007		2006
Imported	3.33%	746	8.90%	1,733
Indigenous	96.67%	21,632	91.10%	17,729
	100.00%	22,378	100.00%	19,462

iii) Value of imports calculated on C.I.F. basis:

	2007	2006
Capital goods	952,540	287,088
Software consumables	746	1,733
	953,286	288,821

iv) Expenditure in foreign currency

	2007	2006
Overseas employee expenses	770,162	311,614
Travelling	288,516	360,477
Professional fees and consultancy charges	129,524	86,792
Subscription and registration fees	2,190	5,900
Others	88,306	69,082
	1,278,698	833,865

v) Earnings in foreign currency

	2007	2006
Sales and services income (on FOB basis)	11,620,016	9,901,111
Interest received	4,123	64,831
Other Income	479	21
	11,624,618	9,965,963

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

28          Supplementary statutory information (contd.)

vi) Dividend remitted in foreign currency

	2007	2006
Number of non-resident shareholders	3	4
Number of equity shares held on which dividend was due (paid up value of Rs. 2 each)	18,255,534	20,908,373
Period to which dividend relates
– Final dividend
1 January 2006 to 31 December 2006	54,767	—
1 January 2005 to 31 December 2005	—	52,271
1 January 2004 to 31 December 2004	—	7,821
	54,767	60,092

29          Statement of Utilisation of ADS Funds as of 31 December 2007

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ US$ 20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856
Deployment:
1 Held as current investments			2,528,167
2 Utilised for Capital expenditure for office facilities			2,720,866
3 Exchange loss			120,823
Total			5,369,856

30          Change in estimates

In connection with the IRS examination of the fiscal years 2001 and 2002 which has been finalized, the Company has revised its estimates for years ended 31 March 2003, 31 March 2004 and 31 March 2005 and accounted for the same during 2006.

	2007	2006
Personnel costs	—	(29,967)
Interest costs	—	69,011
Current taxes - Foreign	—	607,395
Deferred tax expense / (credit) - Foreign	—	(5,186)
	—	641,253

31          Disclosure pursuant to AS-7, ‘Construction Contracts’ (Revised) in respect of revenue contracts for customised software development

		2007	2006
i	Contract Revenue recognised for the year ended 31 December 2007	1,986,841	1,885,849
ii	Aggregate amount of contract costs incurred for all contracts in progress as at year end	774,508	643,395
iii	Recognised Profits (less recognised losses) for all contracts in progress as at year end	711,724	553,407

32          Employee Benefit Plans

The Company adopted Accounting standard 15 (revised 2005) – Employee benefits (“AS 15”) from 1 January 2007. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 6,914 (net of tax). In accordance with AS-15, such liability has been adjusted (reduction) from the balance in the Profit & Loss Account as of 1 January, 2007.

Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

32          Employee Benefit Plans (Contd..)

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debt and other securities and deposits with banks.

Amount to be recognised in Balance Sheet

As at 31 December	2007
Present Value of Funded Obligations	255,999
Fair Value of Plan Assets	(228,521)
Net Liability	27,478
Amounts recognised in Balance Sheet
Provision for Gratuity	27,478

Expense recognised in Statement of Profit and Loss Account

As at 31 December	2007
Current Service Cost	49,019
Interest on Defined Benefit Obligations	15,982
Expected Return on Plan Assets	(17,249)
Net Actuarial Losses / (Gains) recognised in the Year	5,919
Total Included in “Employee Benefit Expense”	53,671

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December	2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	220,431
Current Service Cost	49,019
Interest Cost	15,982
Actuarial Losses/(Gain)	1,375
Benefits Paid	(30,808)
Closing Defined Benefit Obligation	255,999
Change in Fair Value of Assets
Opening Fair Value of Plan Assets	235,127
Expected Return on Plan Assets	17,249
Actuarial Gain /(Losses)	(4,544)
Contributions by Employer	11,497
Benefits Paid	(30,808)
Closing Fair Value of Plan Assets	228,521
Expected Employer’s Contribution Next Year	25,000
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities.
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.80%
Expected Rate of Return on Assets (p.a.)	7.50%
Salary Increase Rate (p.a.)	15% for first year, 12.5% for next three years and 7% thereafter.

Pension Benefits

Founder Directors of the Company are entitled to receive pension benefits upon retirement or termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

32          Employee Benefit Plans (Contd..)

Amount to be recognised in Balance Sheet

As at 31 December	2007
Present Value of Unfunded Obligations	101,831
Amounts recognised in Balance Sheet
Provision for Pension	101,831

Expense recognised in Statement of Profit and Loss Account

As at 31 December	2007
Current Service Cost	3,461
Interest on Defined Benefit Obligations	7,599
Net Actuarial Losses / (Gains) recognised in the Year	(7,702)
Total Included in “Employee Benefit Expense”	3,358

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December	2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	99,985
Current Service Cost	3,461
Interest Cost	7,599
Actuarial Losses/(Gain)	(7,702)
Benefits Paid	(1,512)
Closing Defined Benefit Obligation	101,831
Expected Employer’s Contribution Next Year	6,046
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.80%
Salary Increase Rate (p.a.)	0.00%

33          The Company made a provision of Rs. 32,749 for the year ended 31 December 2006, based on a substantial degree of estimation, towards committed lease rentals under onerous lease contracts. The Company settled such liability during the year, and excess amount provided of Rs. 30,580 has been written back and included under ‘other income’.

34          During the year 2006, a provision for income taxes of Rs. 299,596 was made for fiscal years ended March 2001 and March 2002, as amount reimbursable by the Company to its US subsidiary due to delinquency in the Tax Return filing by the US branch of the Company.

On assessment of the amount taxable in the hands of the subsidiary, Rs. 43,351 representing interest component in the above provision has now been reversed, as not payable to the subsidiary and has been treated as a prior period item.

35          Prior year comparatives

Previous year figures have been appropriately reclassified to conform to the current year’s presentations.

31          Balance Sheet Abstract and Company’s General Business Profile

I. Registration Details

Registration No.	20127	State Code	11
Balance Sheet Date	31	12	2007
Date	Month	Year

II. Capital raised during the year

Public issue	Right issue
NIL	NIL

Bonus issue	Private placement
NIL	NIL

III. Position of mobilisation and deployment of funds

Total liabilities	Total assets
29706438	29706438

Sources of funds

Paid-up capital including share application money	Reserves and surplus
279834	25302071

Secured loans	Unsecured loans
23785	NIL

Deferred Tax Liability
76387

Application of funds

Net fixed assets	Investments
7124735	15831734

Net current assets	Deferred Tax Assets
2661032	64576

Accumulated losses	Miscellaneous expenditure
NIL	NIL

IV. Performance of Company
Turnover	Total expenditure
13389573	9075943

+ / –	Profit before tax	+ / –	Profit after tax
+	4356981	+	3875184

Earning per share in Rs.	Dividend @ %
27.95	150%

V. Generic names of three principal products of the Company (As per monetary terms)

Item no ITC code	NIL	Product description	Computer Software and Services

For and on behalf of the Board of Directors

	Narendra K Patni	Gajendra K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Director	Director	Director

Mumbai		Surjeet Singh		Arun Kanakal
7 February 2008		Chief Financial Officer		Company Secretary

Statement pursuant to section 212 of the Company Act, 1956 relating to subsidiary companies

Sr. No.	Name of Subsidiary	Reporting Currency	Exchange Rate	Share capital	Reserves	Total Assets	Total Liabilities	Investment Other than Investment in Subsidiary	Turnover	Profit/(Loss) before taxation	Tax Provision	Profit/(Loss) after taxation	Proposed Dividend	Country
1	Patni Americas Inc.	USD	39.41	2,638,934	330,686	8,715,693	5,746,073	—	17,371,602	1,235,825	495,074	740,751	—	USA
2	Patni Computer Systems (UK) Limited	GBP	78.76	497,817	130,739	1,135,761	507,205	141,449	1,442,948	(129,026)	(34,224)	(94,802)	—	UK
3	Patni Computer Systems GmbH	EUR	58.12	6,076	1,091	113,627	106,460	—	227,643	(33,748)	(11,068)	(22,680)	—	GERMANY
4	Patni Telecom Solutions (P) Limited	INR	1	4,198	899,151	1,155,912	252,563	146,116	1,157,480	228,023	6,992	221,031	—	INDIA
5	Patni Telecom Solutions Inc.	USD	39.41	17,312	730,805	765,319	17,201	229,563	1,194,617	(11,613)	(9,456)	(2,157)	—	USA
6	Patni Telecom Solutions (UK) Limited	GBP	78.76	5,821	387,872	967,337	573,643	271,825	1,690,522	150,710	54,783	95,927	—	UK
7	Patni Life Science Inc.	USD	39.41	534,146	(252,081)	409,041	126,976	—	510,286	54,463	24,502	29,961	—	USA
8	Patni Computer Systems Brasil Ltda	BRL	0.05	—	—	—	—	—	—	—	—	—	—	BRAZIL
	Total			3,704,305	2,228,263	13,262,689	7,330,121	788,954	23,595,097	1,494,634	526,604	968,031

For and on behalf of the Board of Directors

	Narendra K Patni	Gajendra K Patni	Arun Duggal	Pradip Shah	Surjeet Singh	Arun Kanakal
	Chairman and CEO	Director	Director	Director	Chief Financial Officer	Company Secretary

Mumbai
7 February 2008

Management’s Discussion and Analysis

of the Consolidated Financials under Indian GAAP

Industry Structure and developments

Global IT Industry Overview

Enterprise adaption of technology applications continues to grow with an increasing emphasis on standardization, process efficiency and automation. Today, the electronic medium has become indispensable to most forms of business communication and for integrating the expanding global supply chain.

The year 2007 was a test of pliability of the Indian IT industry. The sector successfully countered the fresh wave of a slowing economy and financial crisis in the US and steep appreciation of the INR against the US$ in addition to the supple side constraints and maintained its double digit revenue growth.

The strength in the overall performance of the IT industry, despite concerns of a cutback in technology budgets in the US, was also supported by gradual shifts in regional spending patterns. While growth in US technology spends in 2007 was similar to that observed in 2006, the relatively faster growth in EMEA and Asia-Pacific ensured a healthy growth of the worldwide aggregate, despite the decline in the share of the Americas.

The global outsourcing market continued to become more board based in 2007. India continues to remain the nerve-centre for major global sourcing strategy, exhibiting sustained global growth for indigenous players.

IT spending experiences gradual geographical shift

Apart from the core drivers, there are number of environmental factors, namely, economic growth, technology related spending, propensity to outsource IT & business processes that influence impetus of global sourcing. Global IT spending on technology goods, services, and staff will be US$ 2.4 trillion in 2008, up 8% from US$ 2.2 trillion in 2007. The growth rates for regional IT spending, the US and Western Europe clearly are on a low-growth track, with annual growth rates for 2007 to 2008 in the 4% to 6% range. In contrast, Eastern Europe, the Middle East, and Africa as well as the Asia Pacific markets are on a high-growth track, with annual growth rates above 12% in 2007 and 2008. Latin America and Canada are in between, with moderate growth of 6% to 8% in 2006, 2007, and 2008. (Source: February 11, 2008 Global IT 2008 Market Outlook by Andrew Bartel for Vendor Strategy Professionals). Though the short term US outlook seems muted, global technology spending forecasts remain relatively on track, as supported by momentum in EMEA and APAC regions.

IT outsourcing as a means to optimize costs

The global sourcing industry is fundamentally driven by three factors, namely, access to newer talent pools, reduction in costs and business improvements. The future outlook on these factors favour strong growth for global sourcing. Cost pressures are likely to continue unabated on businesses as customers continue to demand more for less in an ever increasing competitive environment. Developed countries like US, UK, France, Japan would be facing skill workforce shortage, in contrast the developing nations like India, Philippines, Brazil and Mexico would have a surplus in the same period. This imbalance in the available pool of talent is likely to continue driving the global outsourcing demand. Buyers utilize the global sourcing effectively to achieve other business improvements such as improved quality, productivity, customer satisfaction and revenue – realization. Global sourcing has become an effective tool for global companies to expand their businesses with optimized cost.

With significant potential still untapped, it is expected that the global sourcing phenomenon will continue to expand in scope, scale and geographic coverage. As global delivery matures, multi-location strategies will become the norm and most sourcing destinations, including emerging locations, will grow in size. Building on its existing strengths, India will remain the leading destination and will continue to play an important role in most global sourcing strategies. As per NASSCOM Strategic Review 2008; the Indian technology and related services sector is expected to reach US$ 64 billion in FY 2008.

Indian IT Industry Outlook

Strong fundamentals of a large talent pool, sustained cost competitiveness and an enabling business environment have helped established India as the preferred sourcing destination. Superior delivery model has ensured India remains the distinct leader in the global sourcing arena.

The industry’s vertical market exposure is well diversified across several mature and emerging sectors. Banking, Financial Services and Insurance (BFSI) remains the largest vertical market for Indian IT exports followed by High Technology and Telecom. These sectors together account for nearly 60% of the Indian IT-BPO exports in

FY 2007. Manufacturing and Retail sectors contributing to 23% to the aggregate. Other key segments include Media, Healthcare, Airlines, Transportation and Utilities.

Technology adoption in the domestic market also reported steady gains in 2007. This segment is expected to cross US$ 23 billion in FY 2008, reporting healthy growth across all key segments. Domestic IT services spends are estimated to be growing at about 43% in FY 2008. Software and services and BPO spending growth in the domestic market is being supported by increasing adoption, and is expected to grow by over 42% and 45%, respectively.

(Source: NASSCOM Strategic Review 2008)

There are several key factors favoring the growth of Indian IT industry:

•            Importance on delivery quality and security: The Indian IT sector has built a fine reputation for its high standards of service quality and information security- which has been acknowledged globally. The development centers at several of the Indian IT services providers have been assessed at SEI-CMM Level 5;

•            Sustained cost competitiveness: India continues to deliver a significant cost advantage, driven by a wide differential in wages and other lower factor costs, and enhanced through productivity gains.

Growing Talent Pool: India’s young demographic profile complemented by a vast and growing academic system continues to add to its pool of educated talent. There is no other country that offers a similar mix and scale of human resources.

Opportunities and Threats

Our Delivery Model

We address our clients’ needs with our global delivery model, through which we allocate resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. We believe an integral part of our delivery is our industry knowledge, which we refer to as our domain expertise.

We refer to our own industry experts, business analysts and solutions architects who are located primarily onsite with the client as our “domain wedge”. These experts are supported by additional personnel who provide technical services onsite on a temporary basis and by our trained professionals located normally at one or more of our eight offshore centers in India. Typically, at the initial stage of a project, we provide services through our onsite industry and technology experts and our transient onsite delivery personnel. By applying our domain wedge approach, we deliver solutions that can be structured to scale to suit our clients’ needs. In certain cases we provide dedicated offshore development centers, set up for a particular client. Through these offshore development centers we integrate our clients’ processes and methodologies and believe we are better positioned to provide comprehensive and long-term support. We maximize the cost efficiency of our service offerings by increasing the offshore portion of the work as the client relationship matures. To complement our domain wedge, we have aligned a majority of our sales and marketing teams to focus on specific industry sectors.

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, financial services and communication, media and entertainment. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. For example, to enhance our domain expertise in life sciences, we acquired Taratec during the year.

We also focus on technology practices, specifically in product engineering services.

Successful Client Relationships

We have demonstrated the ability to build and manage large client relationships. Our long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across the client’s businesses. Through our flexible approach, we believe we offer services that respond to our clients’ needs irrespective of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

Extensive Suite of IT Services

We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services. Our knowledge and experience span multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of our clients’ IT departments. We offer a broad spectrum of services in select industry sectors, which we leverage to capitalize on opportunities throughout our clients’ organizations.

Delivery and Operational Excellence

Through our mature global delivery model, we deliver high quality and cost-effective IT services from multiple locations in a reduced timeframe. We vary the composition of our employee resource pool, in terms of seniority and location, to maximize our productivity and efficiency. Our processes and methodologies have achieved Capability Maturity Model Integrated (CMMi) Level 5, the highest attainable certification. We use project management tools to deliver services to client specifications in a timely and reliable manner while maintaining a high level of client satisfaction.

Highly skilled Professionals

We have a highly qualified management team with a broad range of experience in the IT industry. Our Chief Executive Officer is an entrepreneur and engineer who has been in the IT industry for over 30 years and has led us from our inception in 1978. Most of our senior management team has worked as a team for over twenty years. We use our competitive recruitment program to select the best talent from India’s premier engineering institutions.

Our Strategy

We seek to further enhance our position as a leading Indian provider of integrated IT services and solutions through our global delivery model. To achieve this we intend to:

Penetrate and Grow Strategic Client Accounts

We have achieved strong revenue growth by focusing on select, long term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrating our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of whom are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise

We intend to strengthen our understanding of key industries by investing in a strong base of industry experts, business analysts and solutions architects as well as considering select, targeted acquisitions. We believe that we can add more value than a general service provider because we understand the specific industry requirements of our clients.

Strengthen and Broaden our Service Lines

We aim to deepen our existing client relationships through new and more comprehensive service lines. In recent years we have added new capabilities in line with our growth and customer needs. We continually explore new initiatives through our internal centers of excellence, which focus on innovation in specific technology platforms or services. For example, we added quality assurance services as a new service line, and developed increased capabilities such as business intelligence, database administration and legacy system modernization in other service lines.

Optimize and Expand Delivery Capability

We are committed to enhancing our processes and methodologies by investing in project management tools that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximize reuse of our processes. For example, we use automation testing to increase the efficiency of our project methodologies and for process management, defect tracking, audit management and contract management. We also apply this commitment to our infrastructure and we are constructing new knowledge park campuses in India to provide world class infrastructure, high standards of quality and secure delivery.

Build our Brand Globally

While our “Patni” brand is an established and recognized brand in India, we intend to increase recognition of our brand elsewhere in our client markets. We seek to achieve this through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Pursue Strategic Acquisitions

We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities such as Logan Orvis and Taratec, which considerably increased our wingspan in the communication, media and entertainment and life sciences subvertical under Manufacturing sector respectively. Logan Orviss has enhanced our strategic consulting domain and Life Science has given us opportunity into Pharmaceutical sector.

Competition

We operate in a highly competitive environment and this competitive pressure on our business is likely to continue. The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•            Indian IT services companies, such as HCL Technologies Limited, Infosys Technologies Limited, Satyam Computer Services Limited, Tata Consultancy Services Limited and Wipro Limited;

•            international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation, Sapient

Corporation and Electronic Data Systems;

•            divisions of large multinational technology firms such as IBM, and Hewlett Packard Company, or Hewlett Packard;

•            in-house IT departments of large corporations;

•            other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

•            offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe; and

•            involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

A number of our international competitors are setting up operations in India. Further, a number of our international competitors with existing operations in India are ramping up their presence in India as offshore operations in India have become an important element of their delivery strategy. This has resulted in increased employee attrition among Indian vendors and increased wage pressure to retain software professionals and reduce such attrition.

Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than we do. Clients may prefer vendors that have delivery centers located globally or are based in countries that are more cost-competitive than India. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. We believe that our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical employees, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to client needs.

Segment-wise Performance

Our operations pertain to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing and financial services and also to technology practices. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information.

We derive a significant proportion of our revenues from clients in the insurance, manufacturing, communication, media and entertainment and financial services industries. We also provide services to clients in other industries, including retail, energy and utilities, logistics and transportation, and media and entertainment. In addition, we market our services to clients through our technology practices, comprising our product engineering and ISV practices.

The following table indicates the breakdown of our revenues by our industry and technology practices:

	Year ended 31 December
	2007	2006	2005
Industry Practice
Financial Services	14.3%	15.3%	16.0%
Insurance	23.9%	23.2%	27.7%
Manufacturing	23.6%	21.7%	21.9%
Communication, Media & Entertainment	13.4%	18.9%	15.3%
Other	8.1%	6.7%	6.5%
Technology Practice
Product Engineering	16.7%	14.2%	12.6%
Total	100.0%	100.0%	100.0%

Outlook, Risks and Concerns

These have been discussed in detail in the Risk management section in this Annual Report.

Internal Control Systems

We maintain internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. The internal audit function performs internal audit periodically to ascertain their adequacy and effectiveness.

The Audit Committee which is a sub-committee to Board of Directors consists solely of independent directors. The Audit Committee monitors and provides effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures coupled with transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal controls over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The committee also holds discussions with Statutory Auditors, Internal Auditors and the Management on matters pertaining to internal controls, auditing and financial reporting. The Committee reviews with the statutory auditors the scope and results of the audit.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.

Financial Condition

(Rs. in thousands)

	Year ended 31 Dec. 2007	Year ended 31 Dec. 2006
Share capital
• Balance at the beginning of the year	276,564	275,597
• Shares issued during the year
– ESOP plan	1,455	967
• Balance at the close of the year	278,019	276,564

The Company has established the ‘Patni ESOP 2003’ plan, under which it issued 727,556 shares to 327 employees and 1 director during the year. The Company is authorized to issue up to 11,142,085 equity shares to eligible employees under its ESOP plan.

Following these issuances of the Company’s equity shares during the year, the issued, subscribed and paid-up share capital increased by 727,556 shares to 139,009,409 shares.

Reserves and surplus

The issuance of equity shares through the Company’s ESOP issue, as mentioned above, resulted in an addition of Rs. 132.2 million to the share premium account.

The Company transferred an amount of Rs. 387.5 million from its profit for the year to the general reserve, while Rs. 3,947.2 million was retained in the profit and loss account.

Secured loans

The Company acquires vehicles under finance lease for a non-cancellable period of four years. The lease rental obligation in relation to such vehicles is recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company.

Net deferred tax liability

The Company recorded cumulative net deferred tax liability of Rs. 12.8 million as of 31 December 2007. The deferred tax liability represents timing differences arising out of Costs and estimated earnings in excess of billings, Depreciation and U.S. branch profit taxes.

Goodwill

The excess of cost to the parent company of its investment in subsidiaries over the parent company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognized in the consolidated financial statements as goodwill. Goodwill recorded in the consolidated financial statements has not been amortized, but evaluated for impairment.

The aggregate goodwill recorded in the financial statements comprises the following:

(Rs. in thousands)

	Year ended 31 Dec. 2007	Year ended 31 Dec. 2006
• Balance at the beginning of the year	3,400,664	2,921,323
• Goodwill arising on acquisition of 100% equity interest in Patni Life Science Inc (formerly Taratec Development Corp)	378,699	—
• Goodwill arising on acquisition of 100% equity interest in LOI	261,399	—
• Contingent consideration arising out of Patni Telecom Solutions Inc. (formerly Cymbal Corporation)	494,097	532,017
• Effect of foreign currency translation	(256,446)	(52,676)
• Balance at the end of the year	4,278,413	3,400,664

Fixed Assets

(Rs. in thousands)

	Year ended 31	Year ended 31	Increase /
	December 2007	December 2006	(Decrease) %
Gross block
Land – freehold	171	9,019	(98.1)
– leasehold	678,853	231,349	193.4
Buildings and leasehold improvements	2,543,843	1,687,716	50.7
Computers, software and other service equipment	3,402,507	2,869,180	18.6
Electrical installations	746,544	508,057	46.9
Office equipments	918,533	707,668	29.8
Furniture and fixtures	822,536	803,626	2.4
Vehicles	84,747	103,280	(17.9)
Intangible asset	907,712	22,051	4,016.4
Assets held for sale	134,829	—	100
Total	10,240,277	6,941,946	47.5
Less: Accumulated depreciation	4,099,918	3,186,730	28.7
Add: Capital work-in-progress	2,177,028	2,113,924	3.0
Net fixed assets	8,317,387	5,869,140	41.7

During 2007, the Company added Rs. 3,298.3 million to its gross block of assets. This is represented by Rs. 1,569.7 million on acquisition of fixed assets in Airoli, Navi Mumbai and Rs. 297.9 million on leasehold land at Pune, Hinjewadi.

During 2007, the company through it’s wholly owned subsidiary “Patni USA”, acquired a software Intellectual Property Rights (“IPR”), cost of the IPR amounting Rs. 811.5 has been capitalised under Intangible Assets.

Fixed Assets also includes the following additions arising out of acquisitions.

• Patni UK, acquired business and Assets of Logan- Orviss International Associates BV(‘LOI’) of which Rs. 87.7 million has been capitalised under Intangible Assets.

• Patni USA, acquired 100% equity interest in Taratec Development Corporation (now Patni Life Science Inc.) of which Rs. 83.5 million been capitalised under various fixed Assets.

Patni Knowledge Park, Airoli

Capitalisation of Rs. 1,569.7 million mainly comprised of building of Rs. 758.7 million and the balance towards air conditioners, electrical installations, furniture & fixtures, plant & machinery hardware and plant & machinery software.

The capital work-in-progress as at 31 December 2007 and 2006 represents advances paid towards acquisition of fixed assets and the cost of assets yet to be put to use.

The net increase of Rs. 252.9 million under CWIP is represented by Rs. 766.8 million of addition at Noida SEZ and Rs. 538.9 million of reduction at Airoli due to completion of the building and related facilities at Airoli.

Fixed assets include building amounting to Rs. 134.8 million which is retired from active use and held for disposal and the sale transaction was concluded in March 2008.

Investments

Surplus cash generated from operations are invested in long-term and current money market instruments. Investments increased to Rs. 11,516.8 million as of 31 December 2007 compared to Rs. 10,697.8 million as of 31 December 2006.

Deferred tax asset (net)

The Company recorded cumulative deferred tax asset (net) of Rs. 584.0 million as of 31 December 2007. This relates to the subsidiary companies, Patni USA and Patni Computer Systems (UK) Limited and Patni Telecom Solutions Inc. The deferred tax asset represents timing differences arising out of provisions for retirement benefits, provision for bad and doubtful debts, deferred revenues, billings in excess of cost and estimated earnings, accrued expenses and carry forward losses.

Sundry debtors

Sundry debtors of Rs. 5,316.5 million (net of provision for doubtful debts amounting to Rs. 91.7 million) represents 19.8% of revenues for the year ended 31 December 2007. During the year, the debts outstanding for a period exceeding six months increased to 5.5% of gross debtors as compared to 3.6% in the previous year. Provision for doubtful debts as a percentage of sundry debtors reduced to 1.7% from 2.6% in the previous year mainly on account of write down charged against allowance.

The age profile of debtors is given below:

Period in days	Year ended 31 December 2007	Year ended 31 December 2006
0-180	94.5%	96.4%
More than 180	5.5%	3.6%
Total	100.0%	100.0%

Cash and bank balances

The Company recorded cash and bank balances of Rs. 1,285.9 million and Rs. 2,060.6 million as at 31 December 2007 and 2006, respectively. Bank balances include balances maintained both in India and overseas. Bank balances in India include both rupee accounts and foreign currency accounts.

As at 31 December 2007 and 2006, the Company had cash and cash equivalents (cash and bank balances including short term investments) of Rs. 8,940 million and Rs. 12,097 million, respectively. Cash and cash equivalents represent 37% and 42.7% of total assets as at 31 December 2007 and 2006, respectively.

Cost and estimated earnings in excess of billings

Costs and estimated earnings in excess of billings represent revenues recognized by the Company in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and once customer acceptance is received. Cost and estimated earnings in excess of billings increased to Rs. 1,277.6 million during the year ended 31 December 2007 compared to Rs. 1,011.3 million in the year ended 31 December 2006 due to increase in project progression for which the milestones were not due.

Loans and advances

During the year ended 31 December 2007 advances recoverable in cash or kind decreased to Rs. 430.1 million from Rs. 431.5 million as at 31 December 2006.

Security deposits increased to Rs. 311.6 million for the year ended 31 December 2007 from Rs. 296.5 million as at 31 December 2006.

Loan to the Company’s employees which were outstanding as at 31 December 2007 was Rs. 55.9 million from Rs. 38.9 million as at 31 December 2006.

Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act, 1961, the company has recognised “MAT credit entitlement” of

Rs. 284.1 million as at 31 December 2007 (2006: Rs. 5.7 million).

Current liabilities

Current liabilities primarily include creditors for goods and expenses of Rs. 414.6 million, which represent amounts payable to vendors for goods or services rendered. Billings in excess of cost and estimated earnings of Rs. 140.1 million denotes billings in excess of revenues recognized. Advances received from customers of Rs. 48.7 million include amounts received from customers for the delivery of future services. Deferred revenues of Rs. 165.1 million relate to revenues for set up activities that are deferred and recognized over the period in which the fees are earned. Related costs are also deferred in such instances and are grouped under ‘advances recoverable in cash or kind’. Other liabilities of Rs. 3,526.1 million include increased provisions for employee related and other costs.

Provisions

Provision for taxation represents estimated income tax liabilities, both in India and overseas. Provision for taxation ( net of advance tax ) as of 31 December 2007 was Rs. 1,023.9 million.

As at 31 December 2007, provision for retirement benefits increased to Rs. 1,020.6 million from Rs. 907.4 million as at 31 December 2006 primarily on account of increase in salaries and increase in manpower.

Dividend on equity shares of Rs. 417.0 million represents dividend payable to shareholders of the Company recommended by the Board of Directors and will be paid on approval by the shareholders at the annual general meeting. Dividend tax denotes taxes payable on the proposed dividend for 2007.

Results of Operations

The following table sets forth certain financial information for the year ended 31 December 2007 as a percentage of revenues, calculated from the consolidated financial statements:

(Rs. in thousands)

	Amount	% of income
Sales and service income	26,911,455	94.1
Other income	1,690,074	5.9
Total income	28,601,529	100
Personnel cost	15,389,630	53.8
Selling, general and administration cost	6,235,335	21.8
Depreciation	984,757	3.4
Transfer from revaluation reserves	(81)	—
Interest costs	147,225	0.5
Total expenses	22,756,866	79.6
Profit for the year before taxation	5,844,663	20.4
Provision for taxation	1,008,401	3.5
Profit for the year after taxation	4,836,262	16.9

Income

The Company’s sales and service income was Rs. 26,911.5 million in 2007 from Rs. 26,080.3 million in 2006. Clients from the insurance, manufacturing, and financial services industries contribute a large proportion of our sales and service income. In 2007, revenues from these clients together contributed 61.8% of our revenues.

The Company derives a significant proportion of its revenues from clients located in the United States. In 2007, the company derived 77.9% of its revenues, from clients located in the United States. However, strong revenue growth was achieved in other regions and the business achieved a greater element of geographical diversification. The Company added 119 new clients during 2007.

Other income was Rs. 1,690.1 million in 2007 from Rs. 556.7 million in 2006. During 2007, other income comprised interest and dividend income of Rs. 516 million, profit on sale of fixed assets of Rs. 12 million, gain of Rs. 266 million on the sale of investments and other miscellaneous income of Rs. 70.7 million.

Personnel costs

Personnel costs were Rs. 15,389.6 million and Rs. 14,447.3 million in 2007 and 2006, respectively. These costs represent 53.8% and 54.2% of the Company’s total income in 2007 and 2006, respectively. Personnel costs comprise salaries paid to employees in India and overseas staff expenses. The Company added 2,141 employees (net) during 2007.

Selling, general and administration expenses

The Company incurred selling, general and administration expenses of Rs. 6,235.3 million and Rs. 5,920.7 million, representing and 21.8% and 22.2% of total income in 2007 and 2006, respectively. Selling, general and administration expenses include costs such as, subcontractor costs, travelling expenses, communication expenses, office expenses, legal and other professional fees, advertisement and publicity, and other miscellaneous selling and administrative costs.

Depreciation

The Company provided Rs. 984.8 million and Rs. 842.7 million towards depreciation for 2007 and 2006, respectively. Depreciation as a percentage of gross block of fixed assets was 9.6% and 12.1% for 2007 and 2006, respectively.

Interest

The Company incurred interest costs of Rs. 147.2 million and Rs. 189.6 million in 2007 and 2006, respectively. These costs mainly comprise interest on tax assessments and interest on finance lease obligations relating to vehicles acquired by the Company.

Provision for taxation

The Company provided for its tax liability both in India and overseas. The details of provision for taxes are as follows:

Provision for tax expense consists of the following:

(Rs. in thousands)

	2007	2006
Current taxes
- Indian	371,078	81,644
- Foreign	935,422	1,888,221
	1,306,499	1,969,865
Deferred tax expense / (credit)
- Indian	28,077	(13,133)
- Foreign	(91,994)	157,624
	(63,917)	144,491
	1,242,582	2,114,356

The Company benefits from a tax holiday given by the Government of India for the export of information technology services from specially designated software technology parks and special economic zones located in India. As a result of these tax incentives, a substantial portion of the Company’s pre-tax income has not been subject to significant tax in recent years.

The company has recognised “MAT credit entitlement” of Rs. 278.4 million (2006: Rs. 5.7 million) by crediting to the Profit and loss account.

The company has recognised “Fringe Benefit Tax” of Rs. 44.2 million for the year ended 31 December 2007 (2006 :- Rs. 40.1 million).

The Finance Act, 2000 phases out the 10-year tax holiday over a 10-year period from 2000 through 2009. Accordingly, facilities set up in India on or before 31 March 2000 have a 10-year tax holiday, new facilities set up in India on or before 31 March 2001 have a nine -year tax holiday and so forth until 31 March 2009. As per the prevailing tax laws, the tax holiday will no longer be available to new facilities after 31 March 2009. Patni’s current tax holidays expire in stages by 2009.

The Company recorded net deferred tax credit of Rs. (63.9) million and net deferred tax expense of Rs. 144.5 million for 2007 and 2006, respectively.

Net Profit

Net profit was Rs. 4,836.2 million and Rs. 2,447.8 million in 2007 and 2006, respectively. Net profit as a percentage of total income was 16.9% and 9.2% in 2007 and 2006, respectively.

Development in Human Resources

As of 31 December 2007 we had 14,945 employees. Of these 11,624 were software professionals, of which 2,673 employees were onsite and 8,951 offshore.

We believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, training, motivating and retaining our employees. We operate in eight major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, training and development, compensation and retention.

PATNI COMPUTER SYSTEMS LIMITED

Reconciliation of Significant Differences between
Indian GAAP and US GAAP

(Rs. in thousands)

	Year ended 31 December
	2007	2006
Consolidated net income as per Indian GAAP	4,836,262	2,447,821
Income taxes	65,622	(133,791)
Foreign currency differences	114,236	(153,501)
Employee retirement benefits	(77,409)	3,895
ESOP related Compensation Cost	(192,448)	(182,732)
Business acquisition	(45,925)	(41,176)
Prior period adjustments	—	765,595
Others	10,378	(21,878)
Total	(125,547)	236,412
Consolidated net income as per US GAAP	4,710,715	2,684,233

1                 Income taxes

This represents deferred tax impact of significant differences between Indian GAAP and US GAAP.

2                 Foreign currency differences

Under Indian GAAP, net exchange difference resulting from translation of financial statements of foreign subsidiaries is recognised in the consolidated income statement. Under US GAAP, this exchange difference is reported in the statement of shareholders’ equity and other comprehensive income. Additionally, the Company had booked forward foreign exchange contracts to hedge its export proceeds. Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract. Whereas, under US GAAP, the same is marked-to-market as on the reporting date and depending on the designation of the forward contract, the resultant gain/loss is recognized in the income statement or in the statement of shareholders’ equity and other comprehensive income, as the case may be. Also, in Indian GAAP, losses on cancellation of forward contracts designated against future sales are booked to Profit and Loss Account. In US GAAP, the same is reported in the statement of shareholders’ equity and other comprehensive income.

These foreign currency differences are reported above, as a reconciling item.

3                 Employee retirement benefits

This represents difference in recording pension, gratuity, and leave encashment costs.

4                 ESOP related Compensation Cost

Under US GAAP, compensation cost is recognised for sharebased payments using a fair value measurement method where the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. Accordingly, compensation cost has been recorded under US GAAP while no such accounting is required under Indian GAAP.

5                 Business acquisition

Under US GAAP, the assets and liabilities acquired on acquisition of The Reference Inc. and Patni Telecom Solutions Inc. (formerly

Cymbal Corporation) have been recorded at fair values assigned to them, whereas under Indian GAAP these have been recorded at respective book values. Further, under US GAAP, a portion of the purchase consideration has been allocated to intangible assets meeting the criteria for being recognized as an asset apart from goodwill. These intangible assets are being amortised over its useful life in proportion to the economic benefits consumed during each reporting period. Under Indian GAAP, the entire difference between the purchase consideration and the book value of assets acquired has been recorded as goodwill, which is subject to impairment testing.

6                 Prior period adjustments

In connection with the IRS examination of the fiscal years 2001 and 2002 which has been finalized, the Company assessed that it had not recognized income taxes, interest and related expenses attributable to the Company’s returns with respect to the filing of its US tax returns for 2001 and 2002 for which the Company was unable to substantiate to the IRS that such returns were filed within 18 months from the respective due dates. In accordance with the regulations of the IRS, this results in a disallowance of expenses claimed in the tax filings for the related periods, and other statutory interests and related expenses. Accordingly, under Indian GAAP, the Company has disclosed the amounts as prior period items relating to this reassessment. In US GAAP, in case of these prior period items, the Company has restated its financial statements for the respective years.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIALS UNDER INDIAN GAAP

Auditors’ Report

To the Board of Directors of

Patni Computer Systems Limited and its subsidiaries

We have audited the attached consolidated Balance Sheet of Patni Computer Systems Limited (“Patni” or “the Company” or “the Parent Company”) and its subsidiaries (as per the list appearing in Note 2.2 to the consolidated financial statements) [collectively referred to as the “Patni Group” or “the Group”] as at 31 December 2007, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year ended on that date, annexed thereto.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard 21 - ‘Consolidated Financial Statements’ prescribed by Companies (Accounting Standards) Rules, 2006.

In our opinion and on the basis of information and explanation given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

i                    in the case of the consolidated Balance Sheet, of the state of affairs of the Patni group as at 31 December 2007;

ii                 in the case of the consolidated Profit and Loss Account, of the profit for the year ended on that date; and

iii              in the case of the consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

For BSR & Co.

Chartered Accountants

Natrajan Ramkrishna

Partner

Membership No: 032815

Mumbai

7 February 2008

Consolidated Balance Sheet as at 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

	Note	2007	2006
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	278,019	276,564
Share Application Money		1,815	2,688
Reserves and surplus	4	27,081,659	23,044,903
		27,361,493	23,324,155
Loan funds
Secured loans	5	23,785	30,639
Deferred tax liability	17	12,754	35,630
		27,398,032	23,390,424
APPLICATION OF FUNDS
Goodwill	18	4,278,413	3,400,664
Fixed assets
Gross block	6	10,240,277	6,941,946
Less: Accumulated depreciation		4,099,918	3,186,730
Net block		6,140,359	3,755,216
Capital work-in-progress and capital advances		2,177,028	2,113,924
		8,317,387	5,869,140
Investments	7	11,516,778	10,697,832
Deferred tax asset, net	17	584,036	550,455
Current assets, loans and advances
Sundry debtors	8	5,316,513	5,122,765
Cash and bank balances	9	1,285,857	2,060,598
Costs and estimated earnings in excess of billings		1,277,564	1,011,334
Loans and advances	10	1,648,880	846,183
		9,528,814	9,040,880
Less: Current liabilities and provisions
Current liabilities	11	4,294,957	3,718,999
Provisions	12	2,532,439	2,449,548
		6,827,396	6,168,547
Net current assets		2,701,418	2,872,333
		27,398,032	23,390,424

The accompanying notes form an integral part of this Consolidated Balance Sheet.

As per attached report of even date.
For BSR & Co.	For and on behalf of the Board of Directors
Chartered Accountants
	Narendra K Patni	Gajendra K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Director	Director	Director

Natrajan Ramkrishna
Partner	Surjeet Singh			Arun Kanakal
Membership No: 032815	Chief Financial Officer			Company Secretary

Mumbai				Mumbai
7 February 2008				7 February 2008

Consolidated Profit and Loss Account for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

	Note	2007	2006
INCOME
Sales and service income		26,911,455	26,080,258
Other income	13	1,690,074	556,710
		28,601,529	26,636,968
EXPENDITURE
Personnel costs	14	15,389,630	14,447,266
Selling, general and administration costs	15	6,235,335	5,920,699
Depreciation	6	984,757	842,774
Less: Transfer from revaluation reserve	4	81	81
Interest costs	16	147,225	189,635
		22,756,866	21,400,293
Profit for the year before prior period items and taxation		5,844,663	5,236,675
Prior period items	29	—	221,172
Profit for the year before taxation		5,844,663	5,015,503
Provision for taxation	17	1,242,582	2,533,332
MAT credit entitlement	17	(278,393)	(5,735)
Provision for taxation - Fringe benefits		44,212	40,085
Profit for the year after taxation		4,836,262	2,447,821
Profit and loss account, brought forward		10,646,309	8,877,279
Add: Adjustment on account of Employee Benefits	34	(32,606)	—
Amount available for appropriation		15,449,965	11,325,100
Proposed Dividend on equity shares		418,173	414,846
Dividend tax		83,389	58,182
Transfer to general reserve		387,518	205,763
Profit and loss account, carried forward		14,560,885	10,646,309
Earnings per equity share of Rs. 2 each	22
- Basic		34.88	17.74
- Diluted		34.54	17.60
Weighted average number of equity shares used in computing earnings per equity share
- Basic		138,660,785	137,957,477
- Diluted		140,036,922	139,067,699

The accompanying notes form an integral part of this Consolidated Profit and Loss Account.

As per attached report of even date.
For BSR & Co.	For and on behalf of the Board of Directors
Chartered Accountants
	Narendra K Patni	Gajendra K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Director	Director	Director

Natrajan Ramkrishna
Partner	Surjeet Singh			Arun Kanakal
Membership No: 032815	Chief Financial Officer			Company Secretary

Mumbai				Mumbai
7 February 2008				7 February 2008

Consolidated Cash Flow Statement for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

	2006	2005
Cash flows from operating activities
Profit before taxation	5,844,663	5,015,503
Adjustments:
Depreciation	945,875	839,946
(Profit) on sale of fixed assets, net	(11,959)	(1,349)
(Profit) on sale of investments, net	(266,043)	(76,954)
Provision for decline in the fair value of investment	(13)	159
Amortisation of Intangible Assets	38,802	2,747
Dividend income	(413,380)	(269,250)
Interest income	(102,744)	(186,719)
Interest expense	2,619	1,658
Provision for doubtful debts and advances	50,458	53,331
Unrealised foreign exchange (gain) / loss	(700,523)	(163,851)
Operating cash flows before working capital changes	5,387,755	5,215,221
(Increase) in sundry debtors	(189,051)	(1,996,862)
(Increase) / Decrease in cost and estimated earnings in excess of billings	(343,085)	179,120
(Increase) in loans and advances	(185,844)	(3,427)
(Decrease) /Increase in billings in excess of cost and estimated earnings	(3)	38,930
(Decrease) / Increase in sundry creditors	(64,098)	181,370
Increase/(Decrease) in advance from customers	41,588	(54,561)
Increase in other liabilities	542,329	439,146
Increase in provision for retirement benefits	116,881	113,546
Cash generated from operations	5,306,472	4,112,483
Income taxes paid	(1,186,603)	(1,820,047)
Net cash provided by operating activities (A)	4,119,869	2,292,436
Cash flows from investing activities
Payment of Contingent consideration	(504,028)	(479,341)
Purchase of Intangible Assets	(811,485)	(22,051)
Purchase of fixed assets	(2,562,085)	(2,303,732)
Sale of fixed assets	23,051	4,480
Purchase of non trade investments	(47,498,545)	(35,392,950)
Sale of non trade investments	46,888,215	31,109,458
Dividend received	413,380	269,250
Interest received	101,517	183,779
Payments for acquisition, net of cash acquired	(871,671)	—
Net cash (used) in investing activities (B)	(4,821,651)	(6,631,107)

Consolidated Cash Flow Statement (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

	2007	2006
Cash flows from financing activities
Issue of equity shares	130,928	82,485
Share application money received pending allotment	1,815	2,688
Dividend paid, including dividend tax	(486,647)	(392,697)
Interest paid	(2,619)	(1,658)
Proceeds from long term borrowings	10,916	16,529
Finance lease obligations repaid	(17,771)	(17,703)
Net cash (used in) / provided by financing activities (C)	(363,378)	(310,356)
Effect of changes in exchange rates (D)	290,419	2,296
Net (decrease) / increase in cash and cash equivalents during the year (A+B+C+D)	(774,741)	(4,646,732)
Cash and cash equivalents at the beginning of the year	2,060,598	6,707,329
Cash and cash equivalents at the end of the year	1,285,857	2,060,598

Notes to the Consolidated Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks.

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2007	2006
Cash and cheques in hand	19,284	12,811
Balance with banks:
- Current accounts	844,307	2,038,851
- Exchange earners foreign currency account	355,080	41,253
- Effect of changes in Exchange rate	67,186	(32,317)
	1,285,857	2,060,598

As per attached report of even date.
For BSR & Co.	For and on behalf of the Board of Directors
Chartered Accountants
	Narendra K Patni	Gajendra K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Director	Director	Director

Natrajan Ramkrishna
Partner	Surjeet Singh			Arun Kanakal
Membership No: 032815	Chief Financial Officer			Company Secretary

Mumbai				Mumbai
7 February 2008				7 February 2008

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

1       Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’ or ‘the Parent Company’) was incorporated on 10 February 1978 under the Companies Act, 1956. On 18 September 2003, the Company converted itself from a Private Limited company into a Public Limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs. 2 each fully paid-up.

Patni owns 100% equity interest in Patni Americas, Inc. USA (formerly Patni Computer Systems, Inc), a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK and Patni Computer Systems GmbH, a company incorporated in Germany. In April 2003, Patni Americas, Inc., USA acquired 100% equity interest in The Reference Inc., a company incorporated in USA. In November 2004, Patni Americas, Inc. acquired 100% equity in Patni Telecom Solutions Inc - USA and its subsidiaries. In July 2007, Patni Americas, Inc. (USA) acquired Patni Life Sciences Inc, (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. The Company has also set up a subsidiary in Brazil named Patni Computer Systems Brasil Ltda. Patni has foreign branches offices in USA, Japan, Sweden, Korea, Netherlands, Australia and Finland.

In July 2007, the Company acquired business and assets of LOI, a European communication, media and entertainment consulting services company in a business combination.

The Group is engaged in IT consulting and software development. The Group provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing companies and others such as energy and utilities, telecom, retail and hospitality companies. The various service offerings comprise application development and maintenance, enterprise application systems, enterprise system management, research and development services and business process outsourcing services.

2       Significant accounting policies

2.1    Basis of preparation of consolidated financial statements

These consolidated financial statements of the group have been prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention with the exception of land and buildings of Patni, which have been revalued, on the accrual basis of accounting. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 and the provisions of the Companies Act, 1956.

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

2.2    Basis of consolidation

These consolidated financial statements include the financial statements of Patni Computer Systems Limited and its subsidiaries. The subsidiaries considered in the consolidated financial statements as at 31 December 2007 are summarized below:

Name of the subsidiary	Country of incorporation	% shareholding
Patni Americas Inc. (formerly Patni Computer Systems Inc.)	USA	100
Patni Computer Systems (UK) Limited	UK	100
Patni Computer Systems GmbH	Germany	100
Patni Telecom Solutions Inc.	USA	100
Patni Telecom Solutions Private Ltd.	India	100
Patni Telecom Solutions (UK) Ltd.	UK	100
Patni Life Sciences Inc.	USA	100
Patni Computer Systems Brasil Ltda	Brazil	100

These consolidated financial statements are prepared in accordance with the principles and procedures prescribed by Accounting Standard 21-“Consolidated Financial Statements” (‘AS-21’) issued by the ICAI for the purpose of preparation and presentation of consolidated financial statements.

The financial statements of the Parent Company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.

Consolidated financial statements are prepared using uniform accounting policies across the Group.

2.3    Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation,

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

except for items of land and buildings of Patni, which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (SLM) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3
Furniture and fixtures	3-8
Office equipments	5
Vehicles	4-5

Intangible Assets

Intangible assets acquired either through business acquisition or individually are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangibles and are being amortized over a period of 5-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.4    Impairment of assets

The Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.5    Goodwill

The excess of cost to the Holding Company of its investment in subsidiaries over the Holding Company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognised in the consolidated financial statements as goodwill. The Holding Company’s portion of equity in the subsidiaries is determined on the basis of the book value of assets and liabilities as per the financial statements of the subsidiaries as on the date of investment.

The goodwill recorded in these consolidated financial statements has not been amortised, but instead evaluated for impairment. The Group evaluates the carrying amount of its goodwill whenever events or changes in circumstances indicate that its carrying amount may be impaired.

2.6    Leases

In accordance with Accounting Standard 19 “Accounting for leases”, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense in the profit and loss account.

2.7    Revenue and cost recognition

The Group derives its revenues primarily from software development activities. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation and satellite link costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the period in which the revisions are determined.

The asset, “Cost and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

Revenue from maintenance contracts is recognised on a straight-line basis over the period of the contract. Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

The Group grants volume discounts to customers in the form of free services in future. The Group accounts for such volume discounts by allocating a portion of the revenue on the related transactions to the service that will be delivered in future. Further, other volume discounts and rebates are also deducted from revenue.

Revenues from BPO Services are derived from both time based and transaction priced contracts. Revenue is recongnized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Dividend income is recognised when the Group’s right to receive dividend is established. Interest income is recognised on the time proportion basis.

2.8    Employee retirement and other benefits

Provident fund

In accordance with Indian regulations, all employees of Patni receive benefits from a provident fund, which is a defined contribution retirement plan. Contributions to the provident fund are charged to the consolidated profit and loss account in the period in which the contributions are incurred.

Gratuity

Patni provides for gratuity, a defined benefit retirement plan (the “Gratuity”) covering eligible employees. In accordance with the payment of Gratuity Act, 1972 the Gratuity plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employee, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the Company contributes all the ascertained liabilities to the Patni Computer Systems Employees Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

Pension

Certain directors of the Group are entitled to receive pension benefit upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty-five and is payable to the director or the surviving spouse. The liability for pension is actuarially determined by an independent actuary at the end of each financial year and recognised by Patni in the consolidated financial statements. The plan is not funded.

Others

Patni USA adopted a 401(k) salary deferral profit sharing plan, which enables employees to make pre-tax contributions. Patni USA does not match employee contributions to the plan.

Patni provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. Patni makes provision for such compensated absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

2.9    Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and monetary liabilities are recognised in the consolidated profit and loss account.

In respect of forward exchange contracts which hedge the foreign currency risk of the underlying outstanding at the year-end or which hedge a firm commitment or highly probable forecasted transactions, the Company values these contracts based on the spot rate at the period end and the resultant gain or loss is included in the profit and loss account. The premium or discount on all forward exchange contracts arising at the inception of each contract is amortised as income or expense over the life of the contract.

The Company has also entered into foreign currency option contracts in the nature of purchase options and combination options (these options) with maturity on dates which range upto twenty nine months. These net written options are revalued at fair values at reporting period end, with any profit or loss arising on the revaluation being recognised in the profit and loss account. The premium paid on purchase options is marked to market (MTM) and the resultant gain/losses are recognised in profit and loss account.

2.10 Foreign currency translation

The consolidated financial statements are reported in Indian rupees. The transaction of the local currency of each of the integral foreign branches within the group into Indian rupees is performed is respect of assets and liabilities other than fixed assets using the exchange rate in effect at the year end and revenue and expense items other than depreciation cost using prevailing exchange rate at the date of transactions. Fixed assets are translated at exchange

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

rates on the date of transactions and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from the translation of financial statements of foreign branches are recognised in the consolidated profit and loss account.

Pursuant to para 24 of AS-11 (revised 2003), the financial statements of the foreign subsidiaries, being non-integral operations, are translated into Indian rupees as follows:

a)             Income and expense items are translated by using an appropriate monthly weighted average exchange rate for the periods.

b)            Assets and liabilities, both monetary and non-monetary, are translated at the closing rate.

c)             All resulting exchange differences are accumulated in a foreign currency translation reserve which is included under Reserves and Surplus.

2.11 Investments

Long-term investments are stated at cost, and provision for diminution is made when, in the management’s opinion, there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.12 Taxation

Income tax expense comprises current tax expense, deferred tax expense or credit and fringe benefit tax is computed in accordance with the relevant provisions of the Income Tax Act, 1961. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the local tax laws existing in the respective countries. In case of matters under appeal, full provision is made in the financial statements when the Company accepts the liabilities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment rate. Deferred tax assets in respect of carry forward losses are recongnized only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assest can be realised. Other deferred tax assets are recongnised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

The deferred tax assets/liabilities and tax expenses are determined separately for parent and each subsidiaries and then aggregated.

Substantial portion of the profits of Patni are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, Patni can utilise exemption of profits from income taxes for a period of ten consecutive years. Patni has opted for this exemption for its undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2009. In this regard, Patni recognizes deferred taxes in respect of those originating timing differences, which reverse after the tax holiday period resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday period do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For the above purposes, the timing differences, which originate first, are considered to reverse first.

2.13  Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the period by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.14  Provisions and contingent liabilities

The Group creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognized in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

3       Share capital

	2007	2006
Authorised
250,000,000 (2005: 250,000,000) equity shares of Rs. 2 each	500,000	500,000
Issued, subscribed and paid - up
139,009,409 (2006: 138,281,853) equity shares of Rs. 2 each fully paid	278,019	276,564
	278,019	276,564

1)         Of the above, 14,500,000 equity shares of Rs. 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs. 29,000.

2)         In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of Rs. 10 each into 5 equity shares of Rs. 2 each.

3)         The above also includes 46,867,500 equity shares of Rs. 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs. 93,735.

4)         In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni bought back 1,650,679 equity shares by utilising the share premium account. In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 3,301, has been transferred from general reserve to capital redemption reserve.

5)         In August 2003, the Company allotted 37,140,283 equity shares of Rs. 2 each as fully paid bonus shares by capitalization of share premium aggregating Rs. 74,281.

6)         In February 2004, Patni made an initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders. In this regard, equity shares of Rs. 2 each were issued at a premium of Rs. 228 aggregating Rs. 3,085,496.

7)         In December 2005, Patni issued 6,156,250 American Depository Shares (‘ADSs’) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs. 2 each fully paid-up.

8)         Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money.

9)         Refer note 25 for employee stock compensation plans.

4       Reserves and surplus

	2007	2006
Land revaluation reserve
– Balance carried forward *	—	7,935
Building revaluation reserve
– Balance brought forward	1,434	1,515
– Transfer to profit and loss account	(81)	(81)
	1,353	1,434
Capital redemption reserve
– Balance carried forward	253,301	253,301
	253,301	253,301
Share premium
– Balance brought forward	10,833,828	10,752,309
– Share premium received on issue of equity shares	132,161	81,518
	10,965,989	10,833,827
General reserve
– Balance brought forward	1,287,438	1,081,675
– Transfer from profit and loss account	387,518	205,763
	1,674,956	1,287,438
Foreign currency translation reserve	(374,825)	14,659
Profit and loss account, balance carried forward	14,560,885	10,646,309
	27,081,659	23,044,903

* The non-agricultural land situated at Mehsana District, Gujarat on which revaluation reserve was created earlier has now been reversed on account of disposal.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

5       Secured loans

	2007	2006
Lease obligation in relation to vehicles acquired under finance lease (Refer note 23)	23,785	30,639

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

6       Fixed assets

	Land (Freehold)	Land (Leasehold)	Buildings and leasehold improvements	Computer and other service equipments	Computer software	Electrical installations	Office equipments	Furniture and fixtures	Vehicles	Intangible Assets	Assets held for sale	Total as at 31 December 2007	Total as at 31 December 2006
Gross block
As at 1 January 2007	9,019	231,349	1,687,716	1,852,619	1,016,561	508,057	707,668	803,626	103,280	22,051	—	6,941,946	5,335,370
Addition on account of business acquisition	—	—	5,893	44,889	24,216	—	4,530	3,948	—	—	—	83,476	—
Additions / Adjustments*	—	447,504	867,452	343,218	137,955	260,054	224,790	43,098	10,037	885,661	134,829	3,354,600	1,635,393
Deletions	8,848	—	17,218	12,394	4,557	21,566	18,456	28,137	28,570	—	—	139,745	28,817
As at 31 December 2007	171	678,853	2,543,843	2,228,332	1,174,175	746,544	918,533	822,536	84,747	907,712	134,829	10,240,277	6,941,946
Accumulated depreciation
As at 1 January 2007	—	6,637	206,012	1,245,997	837,165	154,630	314,740	359,893	59,013	2,643	—	3,186,730	2,372,420
Accumulated depreciation on account of business acquisition	—	—	5,893	44,889	24,216	—	4,530	3,948	—	—	—	83,476
Charge for the year	—	9,021	84,521	362,220	197,179	69,629	121,101	85,527	16,757	38,802	—	984,757	842,774
Deletions / Adjustments*	—	—	(18,414)	79,360	(122,677)	(21,353)	(17,073)	(33,341)	(20,675)	(873)	—	(155,046)	28,464
As at 31 December 2007	—	15,658	278,012	1,732,466	935,883	202,906	423,299	416,028	55,095	40,572	—	4,099,918	3,186,730
Net block as at 31 December 2007	171	663,195	2,265,832	495,866	238,292	543,638	495,235	406,508	29,653	867,140	134,829	6,140,359	3,755,216
Net block as at 31 December 2006	9,019	224,712	1,481,704	606,622	179,396	353,427	392,928	443,733	44,267	19,408	—	3,755,216

Notes:

1. Gross block of vehicles as of 31 December 2007 includes assets acquired on lease, refer note 23.

* Includes the effect of translation of assets held by foreign subsidiaries which are considered as non-integral in terms of AS 11 (revised 2003).

7       Investments

	2007	2006
Long term (Unquoted, at cost)
Non-trade
Investment in Shares
3,649,636 shares (2006: 3,649,636) of Series B-3 Preferred stock of Visage Mobile Inc.	29,558	33,218
321,888 shares (2006: 321,888) of Series B Preferred stock of Speedera Networks, Inc.	2,956	3,321
Total	32,514	36,539
Investment in Mutual Funds
5,000,000 units (2006: Nil) of ABN Amro FTP-Sr 4-16M	50,000	—
10,000,000 units (2006: Nil) of Birla FTP- Series P - Growth	100,000	—
10,000,000 units (2006: Nil) of Birla FTP Inst Sr R-Gr	100,000	—
7,500,000 units (2006: Nil) of Birla FTP Inst Sr S-Gr	75,000	—
24,700,000 units (2006: Nil) of Birla FTF Sr T-Growth	247,000	—
5,000,000 units (2006: Nil) of Birla FTP Sr U Gr (12M)	50,000	—
10,000,000 units (2006: Nil) of B882G Birla FTP - INSTL - Series AE - Growth	100,000	—
10,000,000 units (2006: Nil) of DWS FTF-Sr 25-14M-Inst-Gr Option	100,000	—
250,000 units (2006: Nil) of DSPML FTP-Sr 3E-12.5M-Gr	250,000	—
15,000,000 units (2006: Nil) of Deutsche FTF-Sr 21-390 days	150,000	—
5,000,000 units (2006: Nil) of Deutsche FTF-Sr 24-Inst Gr	50,000	—
3,000,000 units (2006: Nil) of SCFMP-10-Annually	30,000	—
15,000,000 units (2006: Nil) of SCFMP-YS 2-Gr	150,000	—

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

7                 Investments (contd.)

	2007	2006
10,000,000 units (2006: Nil) of SCFMP-YS 3-Gr	100,000	—
10,500,000 units (2006: Nil) of HSBC FTS Sr 22 15 mts 512570	105,000	—
10,000,000 units (2006: Nil) of JM FMP Sr IV-15mts-Gr Op-7023145875	100,000	—
7,500,000 units (2006: Nil) of JM FMP Sr IV-13M-Gr	75,000	—
2,000,000 units (2006: Nil) of JM FMP Sr IV-375 Days Gr	20,000	—
10,000,000 units (2006: Nil) of Kotak FMP Sr 2 15 Months	100,000	—
5,000,000 units (2006: Nil) of Kotak FMP 14M Sr 1 Inst-Gr Option	50,000	—
15,350,000 units (2006: Nil) of Kotak FMP 13M Sr 1 Inst-Gr Option	153,500	—
10,000,000 units (2006: Nil) of Kotak FMP 14M Sr 2 Inst-Gr Option	100,000	—
5,000,000 units (2006: Nil) of Kotak FMP 13M Sr 2 Inst Gr	50,000	—
10,000,000 units (2006: Nil) of Rel FHF-II Annual Plan Sr V Inst Growth	100,000	—
5,000,000 units (2006: Nil) of Tata Fixed Horizon Fund Series 7 Scheme D Growth IP	50,000	—
15,000,000 units (2006: Nil) of Templeton FHF Sr 1 (15m)	150,000	—
15,000,000 units (2006: Nil) of Tata FHF Sr 6 Sch – C-13m	150,000	—
10,000,000 units (2006: Nil) of Tata FHF Sr 7-Sch A-Inst Gr	100,000	—
20,000,000 units (2006: Nil) of Templeton FHF Sr 1 (13m)-Gr	200,000	—
15,000,000 units (2006: Nil) of Tata FHF Sr7 Sch B 13M-Gr	150,000	—
20,000,000 units (2006: 20,000,000) of Birla Fixed Term Plan- Series O - Growth	200,000	200,000
3,718,503 units (2006: 3,718,503) of Birla Cash Plus - Ip- Growth	39,624	39,624
14,190,973 units (2006: 14,190,973) of H16 - Oisid HSBC Cash Fund - Institutional Plus - Growth	150,000	150,000
7,144,745 units (2006: 7,144,745) of HDFC Cash Management Fund - Saving Plan - Growth	100,000	100,000
Total	3,695,124	489,624
Others
Investment in Bonds
13,500 units (2006: 13,500) Investments in NABARD Bonds	135,000	135,000
Total	135,000	135,000
Current (Unquoted, at lower of cost or fair value)
Non-trade
Investment in Global Treasury Funds
Royal Bank of Scotland - Sterling Money Fund	340,217	95,529
Royal Bank of Scotland -US dollar Money Fund	34,596	1,035
Royal Bank of Scotland -EUR Money Fund	38,461	—
Total	413,274	96,564
Investment in Mutual Funds
20,101,191 units (2006: Nil) of ABN Amro Money Plus Inst-WDR in 29719 folio	201,012	—
8,550,000 units (2006: Nil) of ABN Amro Interval Fund Qly Plan G - Int Div Red	85,500	—
10,160,769 units (2006: Nil) of ABN Amro Flexible Short Term Plan Ser A Qrtly Div 29719 83	101,609	—
10,170,875 units (2006: Nil) of ABN Amro Flexible Short Term Plan Ser B Qrtly Div 29719 83	101,710	—
10,000,000 units (2006: Nil) of ABN Amro Interval Fund Qly Plan H - Int Div Red	100,000	—
7,228,743 units (2006: Nil) of ABN Amro Money Plus Inst-WDR in 275269/51	72,305	—
5,884,814 units (2006: Nil) of Birla Sun Life Liquid Plus - Instl - WDR 1013038717	58,888	—
9,229,563 units (2006: Nil) of Birla Sun Life Liquid Plus - Instl - WDR 1000995231	92,328	—
10,073,320 units (2006: Nil) of BSL Interval Income Fund - INSTL - Quarterly - Sr 2 Dividend	100,734	—
47,832,452 units (2006: Nil) of Birla Sun Life Liquid Plus - Instl - WDR	479,132	—
10,120,000 units (2006: Nil) of DWS Quarterly Interval Fund - Series 1- Dividend Plan	101,200	—
2,518,670 units (2006: Nil) of GFRF-LT-Inst Plan B WDR	25,211	—
2,007,056 units (2006: Nil) of GFRF-LT-Inst Plan B WDR(730278)	20,081	—
5,000,000 units (2006: Nil) of G534 Standard Chartered Quarterly Interval Fund - Plan A -Inst Div	50,000	—
12,000,000 units (2006: Nil) of G540 Standard Chartered FMP Quarterly Sr 19 Div	120,000	—
20,000,000 units (2006: Nil) of ING FMP XXX Qtrly-Divi	200,000	—
10,000,000 units (2006: Nil) of ING FMP 36 Inst Dividend	100,000	—

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

7                 Investments (contd.)

	2007	2006
9,041,152 units (2006: Nil) of JM MMF-Super Plus Plan-WDR-7021966294	90,865	—
8,483,754 units (2006: Nil) of JM MMF-Super Plus Plan-WDR-7023145875	85,263	—
15,353,370 units (2006: Nil) of JM FMP Sr VI-Inst-Qtrly Divi Plan 4 7023145875	153,534	—
5,030,857 units (2006: Nil) of JM FMP Sr VI-Inst-Qtrly Divi Plan 5 7021966294	50,309	—
17,000,000 units (2006: Nil) of JM Interval Fund Qtrly Plan 1- Inst	170,000	—
25,776,660 units (2006: Nil) of Kotak Flexi Debt DDR	258,568	—
27,915,101 units (2006: Nil) of Kotak Flexi Debt DDR 281827	280,017	—
20,329,275 units (2006: Nil) of Kotak Quarterly Interval Plan Series 1 Dividend	203,294	—
1,431,960 units (2006: Nil) of Lotus India Liquid Plus Fund-IP-WDR 58374	14,333	—
4,399,254 units (2006: Nil) of Pru ICICI Liquid Plan-Super IP-WDR	44,014	—
44,460,345 units (2006: Nil) of Prudential Flexible Income Plan Dividend-Weekly-2350363	468,902	—
13,629,349 units (2006: Nil) of Prudential Flexible Income Plan Dividend-Weekly-2582230	143,695	—
1,101,696 units (2006: Nil) of Pru ICICI Liquid Plan-Super IP-WDR(2582230)	11,024	—
4,360,923 units (2006: Nil) of Prin FRF FMP Inst WDR	43,613	—
1,605,290 units (2006: Nil) of Prin FRF FMP Inst WDR(19529356)	16,061	—
15,000,000 units (2006: Nil) of Principal Pnb FMP(41) -91 days -Series XII-Dividend Payout	150,000	—
14,893,216 units (2006: Nil) of ICICI Pru Interval Fund Monthly Plan II -Retail Dividend Reinvestment	150,000	—
12,889,006 units (2006: Nil) of Principal Cash Management Fund Liquid option growth plan 12293106	200,000	—
775,439 units (2006: Nil) of Reliance Liquid Plus Inst WDR	776,636	—
190,960 units (2006: Nil) of Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	192,675	—
4,382,173 units (2006: Nil) of Temp FRIF LT Super IP WDR(14629835)	44,152	—
41,921,287 units (2006: Nil) of Tata Floater Fund-WDR 441363/58	422,709	—
31,913,017 units (2006: Nil) of Tata Floater Fund-WDR 2108400/73	321,860	—
402,022 units (2006: Nil) of UTI Liquid Plus Fund - ISNT WDR 1145363242	402,682	—
18,168 units (2006: 633,140) of TLSW01 Tata Liquid Super High Inv. Fund - Weekly Dividend	20,911	722,490
17,274,204 units (2006: 25,177,633) of HSBC Liquid Plus-Inst Plus Plan- WDR-129355/32	173,276	251,908
Nil units (2006: 5,000,000) of Deutsche Fixed Term Fund - Series 6 growth	—	50,000
Nil units (2006: 15,000,000) of TFHFD3 Tata Fixed Horizon FUND Series-3 Scheme F 18 month	—	150,000
Nil units (2006: 10,000,000) of M121YG ABN Amro FTP Series 2 13Mnth plan Growth	—	100,000
Nil units (2006: 20,000,000) of B815G Birla FTP - Series H - Growth	—	200,000
Nil units (2006: 150,000) of DSP Merrill Lynch Fixed term Plan Series 3A Growth	—	150,000
Nil units (2006: 10,000,000) of Deutsche Fixed Term Fund - Series 5 Growth Option	—	100,000
Nil units (2006: 10,000,000) of G144 Grindlays Fixed Maturity - 22nd Plan Growth	—	100,000
Nil units (2006: 10,000,000) of G150 Standard Chartered Fixed Maturity - 2nd Plan Growth	—	100,000
Nil units (2006: 10,000,000) of OFTS4G HSBC Fixed Term Series 4 Growth	—	100,000
Nil units (2006: 15,000,000) of JM Fixed Maturity Fund Series II yearly Olan YSA Growth 156	—	150,000
Nil units (2006: 10,000,000) of Kotak FMP Series 13 - Growth	—	100,000
Nil units (2006: 13,000,000) of TFHCG3 Tata Fixed Horizon Fund Series-3 Scheme C 13 month	—	130,000
Nil units (2006: 10,000,000) of TFHDG3 Tata Fixed Horizon Fund Series-3 Sch-D 13 mth Growth	—	100,000
Nil units (2006: 10,000,000) of UTI - Fixed Term Income Fund - Series 1 Plan 18-Q4 Dividend Plan	—	100,000
Nil units (2006: 10,000,000) of Tata FHF Series 6-Scheme A-13m Gr	—	100,000
Nil units (2006: 10,000,000) of ABN Amro FTP Series 3-366 days-Growth	—	100,000
Nil units (2006: 10,000,000) of Reliance FHF-I-Annual Plan-Series 1	—	100,000
Nil units (2006: 5,000,000) of Kotak FMP Series XXI - Growth	—	50,000
Nil units (2006: 10,000,000) of Principal Deposit Fund (FMP-4-20) 460 Days -Growth Plan - Feb’06	—	100,000
Nil units (2006: 10,000,000) of B813G Birla FTP - Series F - Growth	—	100,000
Nil units (2006: 15,000,000) of Principal Deposit Fund (FMP-4-20) 385 Days -Growth Plan - Mar’06	—	150,000

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

7                 Investments (contd.)

	2007	2006
Nil units (2006: 15,257,144) of Tata FHF Series 6-Scheme G-Half Yearly	—	152,572
Nil units (2006: 15,000,000) of Principal Pnb FMP-91 days -Series V-Dividend Payout	—	150,000
Nil units (2006: 10,000,000) of Reliance FHF-I-Annual Plan-Series 2	—	100,000
Nil units (2006: 25,367,715) of JM FMP Series III-Qtrly (Q5) Option	—	253,677
Nil units (2006: 15,000,000) of ABN Amro FTP-Sr 3-Qrtly Plan H(monthly pay scheme)	—	150,000
Nil units (2006: 15,000,000) of ABN Amro FTP-Sr 4-Plan A-qtrly dividend	—	150,000
Nil units (2006: 250,000) of DSPML FTP-Sr 1F-Qtrly Divi	—	250,000
Nil units (2006: 9,150,000) of Deutsche FTF-Series 22-Qrtly-divi	—	91,500
Nil units (2006: 15,227,400) of SCFMP-QS 2-Qtrly	—	152,274
Nil units (2006: 20,000,000) of ABN Amro FTP-Sr 4-Qrtly Plan B	—	200,000
Nil units (2006: 23,195,171) of Kotak FMP 3M Series 7-Divi Reinvest	—	231,953
Nil units (2006: 7,500,000) of UTI - (QFMP/1206) Dividend Plan	—	75,000
Nil units (2006: 22,416,978) of Birla Cash Plus - Institutional Premium Dividend Plan Weekly Dividend - Reinvestment	—	224,865
Nil units (2006: 47,481,238) of Birla Cash Plus - IP- WD- Folio No. 1013038717	—	475,903
Nil units (2006: 2,568,783) of HDFC Cash Management Fund - Saving Plan - Weekly Dividend Option	—	27,302
Nil units (2006: 40,163,586) of I-262_ING Vysya Liquid Fund Super Instuitional - WD	—	405,049
Nil units (2006: 18,862,225) of Kotak Liquid (Institutional Premium) - Weekly Dividend	—	189,349
Nil units (2006: 5,333,343) of Kotak Liquid (Institutional Premium) - WDI - Folio No. 675491/51	—	53,530
Nil units (2006: 14,345,967) of Principal Cash Man. Fund Liquid Option -Instl. Prem. Plan Growth	—	150,000
Nil units (2006: 42,619,971) of Principal Cash Management Fund Liquid Option - Instl. Prem Plan - Weekly Dividend Folio 19529356	—	426,238
Nil units (2006: 1,690) of Tlsg01 Tata Liquid Super High Inv. Fund - Appreciation	—	1,936
Nil units (2006: 209,736) of G71_Standard Chartered liquidity Manager Weekly Dividend	—	209,799
Nil units (2006: 17,103,029) of GSSIF-Medium Term -Fortnightly Dividend Option	—	171,070
Nil units (2006: 23,343,684) of Principal Income Fund-ST-Inst Plan-WDR	—	255,169
Nil units (2006: 11,588,301) of Reliance Liquidity Fund-WDR	—	115,899
Nil units (2006: 388,776) of DSPML Liquid Plus-IP-WDR	—	388,919
Nil units (2006: 21,832,456) of ABN Amro Cash Fund- Institutional Plus WDR	—	218,357
Nil units (2006: 8,510,481) of JM Money Manager Fund-Super Plus Plan-DDR	—	85,105
Nil units (2006: 14,478,668) of JM Money Manager Fund-Super Plus Plan-DDR-7023145875	—	144,787
Nil units (2006: 59,236) of Templeton India TMA-Super IP-WDR-2109902621756	—	60,199
Nil units (2006: 8,980,834) of HSBC Liquid Plus-Inst Plus Plan- WDR-512570/31	—	89,843
Nil units (2006: 361,082) of SCLM-PLUS-WDR-730278/08	—	361,133
Nil units (2006: 9,593,706) of HDFC CMF Call Plan-DDR	—	100,030
Nil units (2006: 17,957,602) of Rel Liquid Fund-Cash Plan-DDR	—	200,067
Nil units (2006: 5,000,000) Tata Fixed Horizon Fund Series 7 Scheme D Growth IP	—	50,000
300,000 shares (2006: Nil) of San Bernardino County California	118,230	—
200,000 shares (2006: Nil) of SAbag Fin Nprft Cnty	78,820	—
5,228,886 units (2006: Nil) Principal FRF FMP Inst WDR	52,304	—
4,973,890 units (2006: Nil) GFRF-LT-Inst Plan B WDR	49,783	—
2,383,770 units (2006: Nil) Tata Floater Fund-WDR	24,030	—
17,375 units (2006: Nil) Tata SHIP WDR	20,000	—
Merill Cash Management Account	—	274,598
Total	7,241,269	9,940,521
	11,517,181	10,698,248
Less: Provision for decline in the fair value of investments	(403)	(416)
Grand total	11,516,778	10,697,832
Aggregate value of unquoted investments	11,516,778	10,697,832

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

8.              Sundry debtors (Unsecured)

	2007	2006
Debts outstanding for a period exceeding six months
– considered good	204,106	49,949
– considered doubtful	91,726	137,554
	295,832	187,503
Other debts
– considered good	5,112,407	5,072,816
	5,408,239	5,260,319
Less: Provision for doubtful debts	91,726	137,554
	5,316,513	5,122,765

9.              Cash and bank balances

	2007	2006
Cash on hand	19,284	12,811
Balances with scheduled banks in current account	553,488	873,189
Balances with non scheduled banks in current account	713,085	1,174,598
	1,285,857	2,060,598

10.       Loans and advances (Unsecured)

	2007	2006
Advances recoverable in cash or in kind or for value to be received	430,148	431,465
Security deposits	311,640	296,455
Loan to employees	55,890	38,922
MAT Credit entitlement (Refer note 17b)	284,128	5,735
Others	578,244	80,356
	1,660,050	852,933
Less: Provision for doubtful loans and advances	11,170	6,750
	1,648,880	846,183

11.       Current liabilities

	2007	2006
Sundry creditors*	414,575	489,654
Billings in excess of cost and estimated earnings	140,112	147,246
Advance from customers	48,760	8,237
Deferred revenue	165,053	48,507
Unclaimed dividend **	342	302
Other liabilities (refer note 33)	3,526,115	3,025,053
	4,294,957	3,718,999

*            Sundry creditors include Rs. 67 (2006 Rs. 181,458) being overdrawn bank balances as per books consequent to issue of cheques at the year end though the banks have positive balances as on that date.

**     There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12.       Provisions

	2007	2006
Provision for taxation (net of advance tax Rs. 1,917,558: 2006 Rs. 1,808,376)	1,023,898	1,069,100
Provision for retirement benefits	1,020,639	907,420
Dividend on equity shares	417,028	414,846
Dividend tax	70,874	58,182
	2,532,439	2,449,548

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

13          Other income

	2007	2006
Foreign exchange gain / (loss), net	825,220	(38,843)
Provision for decline in the fair value of investment	13	(159)
Dividend on non-trade investments	413,380	269,250
Profit on sale of fixed assets, net	11,959	1,349
Profit on sale of non-trade investments, net	266,043	76,954
Interest from:
- Loan to employees	161	171
- Bank deposits	26,160	88,115
- Others	67,659	91,781
Interest from securities	8,765	6,652
Miscellaneous income	70,714	61,439
	1,690,074	556,710

14          Personnel costs

	2007	2006
Salaries, bonus and allowances, including overseas employee expenses	14,535,018	13,470,417
Contribution to provident and other funds	337,580	241,740
Staff welfare	220,463	350,994
Pension, gratuity and leave encashment costs	296,569	384,115
	15,389,630	14,447,266

15          Selling, general and administration costs

	2007	2006
Outsourced service charges	1,761,184	1,953,841
Travel and conveyance	1,400,123	1,198,275
Legal and professional fees	482,417	585,503
Postage and communication	510,857	466,043
Rent	590,761	586,700
Electricity	289,669	220,802
Rates and taxes	62,269	17,366
Software consumables	23,422	16,714
Advertisement and publicity	108,233	106,652
Insurance	129,944	109,442
Recruitment charges	120,784	87,399
Repairs and maintenance
- computers	78,826	77,264
- building	40,329	21,032
- others	77,267	71,300
Printing and stationery	30,928	39,532
Provision for doubtful debts and advances	50,458	53,331
Training fees	29,694	27,825
Commission	20,395	9,393
Subscription, registration and license fee	27,688	26,866
Auditors’ remuneration (Refer note below)	380,687	220,450
Miscellaneous expenses	6,235,335	5,920,699

Note: Auditors’ remuneration includes remuneration of subsidiary companies’ auditors.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

16          Interest costs

	2007	2006
Interest on finance lease obligations	916	1,126
Interest on loans from banks	35	532
Interest on tax assessments (Refer note 28)	144,606	187,960
Interest on others	1,668	17
	147,225	189,635

17          Taxes

	2007	2006
a) Provision for tax expense consists of the following:
Current taxes
- Indian	371,078	81,644
- Foreign	935,422	2,391,750
	1,306,499	2,473,394
Deferred tax expense / (credit)
- Indian	28,077	(13,133)
- Foreign	(91,994)	73,071
	(63,917)	59,938
	1,242,582	2,533,332
Provision for tax expense includes the following amounts pertaining to prior period:
Current taxes
- Foreign	—	503,529
	—	503,529
Deferred tax expense / (credit)
- Foreign	—	(84,553)
	—	(84,553)
	—	418,976
The significant components of deferred tax asset and liability consists of the following:
Provision for retirement benefits	326,530	112,308
Provision for bad and doubtful debts	26,558	38,880
Deferred revenue, net	17,018	3,399
Intangible Assets	4,244	—
Billings in excess of cost and estimated earnings	—	4,449
Accrued expenses	331,734	470,741
Carry forward loss	70,595	—
Others	70,898	33,013
Total deferred tax asset	847,577	662,790
Cost and estimated earnings in excess of billings	(59,618)	(25,004)
Depreciation	(112,825)	(37,947)
US branch profit taxes	(76,459)	(85,014)
Others	(27,392)	—
Total deferred tax liability	(276,294)	(147,965)

b)   Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act, 1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of Rs. 278,393 (2006: Rs. 5,735) as an asset by crediting to the Profit and loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the ICAI.

c)    Provision for current taxation includes Rs. 44,890 (2006: Rs. 64,935) of foreign taxes and Rs. Nil (2006: Rs. 45,898) of Indian taxes in respect of earlier years.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

18          Business acquisitions

Acquisition of Patni Telecom

On 3 November 2004, Patni USA acquired 100% equity interest in Patni Telecom Solutions Inc. (“PTSI”) (formerly Cymbal Corporation) alongwith its subsidiaries, which is engaged in providing IT services to clients in the telecom sector. These consolidated financial statements include the operating results and financial position of PTSI from the date of acquisition.

Patni USA’s cost of investment in PTSI in excess of PTSI’s equity on the date of investment aggregating Rs. 1,288,774 has been classified as goodwill in the consolidated financial statements. The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over a period of three years, on achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed Rs. 1,314,720 inclusive of payments under the incentive plan for certain employees of PTSI not exceeding Rs. 135,456 till 30 June 2007. Pursuant to this arrangement Rs. 1,269,207 and Rs. 141,204 has been paid by 31 December 2007 which have been recorded as additional goodwill on acquisition and compensation cost, respectively.

Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

On 2 July 2007, Patni UK acquired business and assets of LOI, a European communication, media and entertainment consulting services company in a business combination. The acquisition underscores the Company’s commitment to global communication, media and entertainment and media customers and strengthens the Company’s presence in communication and media practice through consultancy services on IT initiatives. The consolidated financial statements include the operating results of this business combination from the date of acquisition. The purchase price of Rs. 349,099 (including direct expenses of Rs. 34,419) was paid in cash.

The purchase price has been allocated to the acquired assets based on management’s estimates of fair values as summarized below:

Intangible assets
- Customer contracts and non contractual customer relationships	55,625
- Intellectual property rights	32,075	87,700
Goodwill		261,399
Total purchase price		349,099

Further, as a part of the business acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. The incentive payments, as per management estimates under this plan will not exceed Rs. 515,482 till June 2010. Accordingly, Rs. 9,669 have been recorded as incentive payments under personnel costs in the profit and loss account for the year ended 31 December 2007.

Acquisition of Taratec

On 1 July 2007, Patni USA acquired 100% equity interest in Taratec Development Corporation subsequently named as Patni Life Sciences Inc.), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services.

The primary purpose for the acquisition was to enhance Patni’s market specific services and provide additional capability to support the growing and diverse requirements of the life sciences market, from pharmacovigilance to demand-driven supply chains. Patni can now offer a global delivery model that provides end-to-end capabilities complete with established, life science expertise in specific, high-demand areas. The consolidated financial statements include the operating results of Taratec Development Corporation (subsequently renamed as Patni Life Sciences Inc.) from the date of acquisition. The purchase price of Rs. 638,342 (including direct acquisition related expenses of Rs. 17,331), was paid in cash on 23 July 2007.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over a period of three years, and calculated based on achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed Rs. 520,212 and accordingly Patni USA will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved.

Further, as a part of the acquisition, Patni USA initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed Rs. 137,935 over the next three years. Since, the incentive payments are linked to continuing employment; the payments under the plan are recognized as compensation for post acquisition services. Accordingly, Rs. 6,890 has been recorded as Cost of revenues and Selling, General and Administrative expenses, for the year ended 31 December 2007.

The purchase price, net of cash acquired of Rs. 115,770 has been allocated to the acquired assets and assumed liabilities based on management’s estimates as summarized below:

Net current assets	102,953
Deferred tax asset	37,478
Property, plant and equipment	3,442
Goodwill	378,699
Total purchase price	522,572

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

18          Business acquisitions (Contd.)

The aggregate goodwill recorded in these consolidated financial statements comprise the following:

Total
Goodwill arising on acquisition of:
- In Patni USA	1,263,767
- In TRI.	135,174
- In Patni Telecom Solutions Inc	2,557,981
- In Patni Life Sciences Inc	378,699
- In LOI	261,399
Effect of foreign currency translation	(318,607)
Balance as at 31 December 2007	4,278,413

19          Intellectual Property Rights

During the year ended 31 December 2007, Patni has, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to Rs. 811,485 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Group intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to the seller on such sales.

20          Segmental information

The Group’s operations relate to providing IT services and solutions, delivered to customers, operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical segmentation. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

Industry segments of the Group comprise financial services, insurance services, manufacturing companies, communications media and entertainment, technology services (comprising independent software vendors and product engineering) and others such as energy and utilities, retail, logistics and transportation.

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Until 31 December 2006, the Group reported Product Engineering Services (PES) and Independent Software Vendors(ISV) as separate industry segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. Effective 1 January 2007, the group has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients. (ii) leveraging the domain skills and platform skills to provide end-to-end solutions. Segment data for previous period have been reclassified to conform to current period presentation.

The Group’s geographic segmentation is based on location of the customers and comprises United States of America, Europe, Japan, India and Others, which include Rest of Asia Pacific and Rest of the World. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and includes both onsite and offshore services. Categorization of customer related assets and liabilities in relation to geographical segments is based on the location of the specific customer entity which is billed for the services. Substantial portion of the group’s long lived assets are located in India.

Based on the economic characteristics of the telecommunication business segment the Group has renamed the segment as communications, media and entertainment.

The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information. There are no inter-segment sales.

Business segments

As at 31 December 2007 and for the year then ended

Particulars	Financial Services	Insurance	Manufacturing	Communication Media & Entertainment	Product Engineering	Others	Total
Sales and service income	3,843,033	6,417,048	6,353,002	3,602,481	4,503,217	2,192,674	26,911,455
Sundry debtors	680,715	1,072,916	1,383,244	776,638	848,274	554,726	5,316,513
Cost and estimated earnings in excess of billings	143,620	75,188	364,287	313,123	245,041	136,307	1,277,564
Billings in excess of cost and estimated earnings	(12,706)	(13,293)	(56,332)	(16,484)	(30,452)	(10,844)	(140,112)
Advance from customers	(7,474)	(15,798)	(5,332)	(3,249)	(11,364)	(5,543)	(48,760)

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

20          Segmental information (Contd.)

As at 31 December 2006 and for the year then ended

Particulars	Financial Services	Insurance	Manufacturing	Communication Media & Entertainment	Product Engineering	Others	Total
Sales and service income	3,990,401	6,069,215	5,654,475	4,907,273	3,696,498	1,762,396	26,080,258
Sundry debtors	729,738	943,801	1,174,494	1,005,557	750,026	519,149	5,122,765
Cost and estimated earnings in excess of billings	107,409	45,076	210,680	461,246	108,332	78,591	1,011,334
Billings in excess of cost and estimated earnings	(9,197)	(9,375)	(32,229)	(21,696)	(36,242)	(38,507)	(147,246)
Advance from customers	(214)	(805)	(5,391)	—	(1,715)	(112)	(8,237)

Geographic segments

As at 31 December 2007 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	20,995,527	3,937,050	814,098	219,475	945,303	26,911,455
Sundry debtors	3,886,900	1,113,638	114,887	49,069	152,019	5,316,513
Cost and estimated earnings in excess of billings	781,287	317,164	74,657	10,585	93,872	1,277,564
Billings in excess of cost and estimated earnings	(72,242)	(24,617)	(33,071)	(6,784)	(3,398)	(140,112)
Advance from customers	(41,564)	(3,896)	(2,907)	(392)	—	(48,760)

As at 31 December 2006 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	21,072,892	3,036,604	975,536	106,859	888,367	26,080,258
Sundry debtors	3,728,735	1,105,024	152,420	69,223	67,363	5,122,765
Cost and estimated earnings in excess of billings	508,844	377,279	59,728	7,646	57,837	1,011,334
Billings in excess of cost and estimated earnings	(73,442)	(40,482)	(29,917)	(2,691)	(714)	(147,246)
Advance from customers	(5,869)	(912)	(149)	(149)	(1,158)	(8,237)

21          Related party transactions

a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties	Names
1	Affiliates	1)	PCS Technology Ltd.
		2)	Ashoka Computer Systems Private Ltd.
		3)	PCS Cullinet Private Ltd.
		4)	PCS Finance Ltd.
		5)	Ravi & Ashok Enterprises.
		6)	iSolutions Inc.

2	Key management personnel	1)	Mr. Narendra K. Patni
		2)	Mr. Ashok K. Patni *
		3)	Mr. Gajendra K. Patni *
		4)	Mr. William Grabe
		5)	Mr. Arun Duggal
		6)	Mr. Michael Cusumano
		7)	Mr. Arun Maira
		8)	Mr. Pradip Shah
		9)	Mr. Ramesh Venkateswaran
		10)	Mr. Louis Theodoor van den Boog
		11)	Mr. Abhay Havaldar
		12)	Mr. Mrinal Sattawala
		13)	Mr. Brian Stones

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

21          Related party transactions (Contd.)

a) Names of related parties and nature of relationship where control exists (contd..)

Sr. No.	Category of related parties	Names
3	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)

4	Others	1)	Ravindra Patni Family Trust
		2)	Anirudh Patni

b) Transactions and balances with related parties

Nature of the transaction	Affiliates	Key management personnel	Parties with substantial interest	Others
Transactions during the year ended 31 December 2007
Remuneration	—	222,419	—	10,770
No of ESOP’s granted	—	30,000	—	—
Commission	—	15,442	—	—
Sitting Fees	—	900	—	—
Sales & Service Income	—	—	4,163	—
Rent and other expenses	3,874	—	—	—
Dividend Paid	54,766	44,863	197,601	—
Balances at 31 December 2007
Security deposits	1,748	—	3,000	—
Proposed dividend	54,766	44,863	191,264	—
Debtors subsidiaries	—	—	1,518	—
Amounts payable	544	—	—	—
Remuneration payable to directors	—	18,151	—	4,886
Provision for pension benefits	—	381,401	—	—
Commission payable	—	7,933	—	—
Transactions during the year ended 31 December 2006
Remuneration (Refer note below)	—	151,306	—	—
Rent and other expenses	5,787	—	—	—
No of ESOP’s granted	—	45,000	—	—
Commission	—	10,900	—	—
Sitting Fees	—	680	—	—
Dividend Paid	54,766	44,261	248,487	—
Balances at 31 December 2006
Security deposits	1,748	—	3,000	—
Proposed dividend	54,766	53,113	189,890	—
Amount payable	642	—	—	—
Remuneration payable to directors **	—	8,474	—	—
Provision for pension benefits	—	390,092	—	—
Commission payable	—	2,542	—	—

Note:

**     Remuneration does not include provisions for gratuity and leave encashment in respect of Directors, as actuarial valuation is done on an overall Company basis.

*            Ceased to be executive directors with effect from 2 October 2007 and now founder directors.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

21          Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2007	2006
Transactions during the year
i)	Remuneration
	Mr Narendra K. Patni	50,386	58,118
	Mr Ashok K. Patni	56,523	19,870
	Mr Gajendra K. Patni	57,388	19,958
	Mr Sukumar Namjoshi	9,938	21,116
	Mr Mrinal Sattawala	28,849	32,245
	Mr Anirudh Patni	10,770	—
	Mr Brian Stones	19,335	—
ii)	No of ESOP’s granted
	Mr Arun Duggal	5,000	5,000
	Mr Michael Cusumano	5,000	5,000
	Mr Arun Maira	5,000	5,000
	Mr Pradip Shah	5,000	20,000
	Mr Ramesh Venkateswaran	5,000	5,000
	Mr Louis Theodoor van den Boog	5,000	5,000
iii)	Commission
	Mr Arun Duggal	1,647	1,816
	Mr Michael Cusumano	1,647	1,816
	Mr Arun Maira	1,647	1,060
	Mr Pradip Shah	1,647	1,817
	Mr Ramesh Venkateswaran	1,647	1,817
	Mr Louis Theodoor van den Boog	1,647	1,817
	Mr Anupam Puri	—	757
	Mr Ashok K. Patni	2,792	—
	Mr Gajendra K. Patni	2,767	—
iv)	Sitting Fees
	Mr Arun Duggal	160	180
	Mr Michael Cusumano	100	40
	Mr Arun Maira	140	20
	Mr Pradip Shah	160	180
	Mr Ramesh Venkateswaran	140	100
	Mr Louis Theodoor van den Boog	160	140
V)	Rent and other expenses
	Ashoka Computer Systems Private Ltd.	1,047	1,197
	PCS Cullinet Private Ltd.	1,581	2,077
	PCS Finance Ltd.	916	1,615
	Ravi & Ashok Enterprises.	—	899
vi)	Dividend paid
	iSolutions Inc.	54,766	54,766
	Parties with substantial interest:
	General Atlantic Mauritius Limited (‘GA’)	114,312	91,928
vii)	Sales and service income
	Parties with substantial interest:
	General Atlantic Mauritius Limited (‘GA’)	4,163	—

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

21          Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2007	2006
Balances as at the year end
i)	Security deposits paid
	Affiliates:
	Ashoka Computer Systems Private Ltd.	591	591
	PCS Cullinet Private Ltd.	627	627
	PCS Finance Ltd.	501	501
	Parties with substantial interest:
	Mr S. M. Patni	3,000	3,000
	Debtors
	Parties with substantial interest:
	General Atlantic Mauritius Limited (‘GA’)	1,518	—
ii)	Proposed dividend
	Affiliates:
	iSolutions Inc.	54,766	54,766
	Parties with substantial interest:
	General Atlantic Mauritius Limited (‘GA’)	107,974	114,850
iii)	Remuneration payable to the directors
	Mr Narendra K. Patni	291	—
	Mr Ashok K. Patni	—	2,296
	Mr Gajendra K. Patni	—	2,296
	Mr Sukumar Namjoshi	—	2,331
	Mr Mrinal Sattawala	10,124	1,550
	Mr Brian Stones	7,735	—
iv)	Remuneration payable others
	Mr Anirudh Patni	4,886	—
v)	Provision for pension benefits
	Mr Narendra K. Patni	279,570	282,581
	Mr Ashok K. Patni	50,916	53,756
	Mr Gajendra K. Patni	50,916	53,756
vii)	Commission payable
	Mr Ashok K. Patni	2,792	—
	Mr Gajendra K. Patni	2,767	—

22          Earnings per share

Particulars	2007	2006
Profit for the year after taxation	4,836,262	2,447,821
Weighted average number of equity used in computing earnings per equity share
- Basic	138,660,785	137,957,477
- Diluted	140,036,922	139,067,699
Earnings per equity share of Rs. 2 each
- Basic	34.88	17.74
- Diluted	34.54	17.60
Face value per share (Rs.)	2.00	2.00

23          Leases

Patni has acquired certain vehicles under finance lease for a non-cancelable period of four years. At the inception of the lease, fair value of such vehicles has been recorded as an asset with a corresponding lease rental obligation recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to Patni. However, it contains a renewal clause.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements	(Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

23          Leases (Contd.)

Fixed assets include the following amounts in relation to the above leased vehicles:

As at 31 December	2007	2008
Gross block of vehicles	54,223	55,626
Less: Accumulated depreciation	29,850	24,636
Net block	24,373	30,990

Future minimum lease payments in respect of the above assets as at 31 December 2007 are summarised below:

	Minimum lease payments	Finance charge	Present value of minimum lease payments
Amount due within one year from the balance sheet date	11,856	913	10,943
Amount due in the period between one year and five years	13,630	788	12,842
	25,486	1,701	23,785

The future minimum lease payments in respect of non-cancellable operating leases are summarised below:

As at 31 December	2007	2006
Amount due within one year from the balance sheet date	393,903	422,115
Amount due in the period between one year and five years	413,765	596,461
	807,668	1,018,576

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company. Additionally, the Company has taken certain office premises under non-cancelable operating lease arrangements, which are renewable at the option of the Company.

Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-5 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

Rent expense for all operating leases for the year ended 31 December 2007 aggregated Rs. 590,102 (2006: Rs. 583,387).

24          Contingent liabilities and capital commitments

	2007	2006
Estimated amount of contracts remaining to be executed on capital account and not provided for	1,316,119	1,413,183
Foreign currency forward contracts	6,815,412	8,082,925
Unamortised income in respect of forward contracts	62,521	81,125
Forward currency options	3,601,040	863,655
Bank guarantees	152,036	53,369
Letters of credit	58,019	—
Tax contingencies	891,869	630,166

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Foreign currency forward contracts and forward currency options represents the total notional value of such contracts outstanding as of 31 December 2007.

In December 2006, the Company received a demand from the Indian Income tax department of approximately Rs. 630,166 including interest demand of approximately Rs. 186,850 for the Assessment Year 2004-05. The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act excempts the profits earned by an undertaking for the export of computer software upon fulfilment of certain conditions. One of the condition is that the unit should not have been formed by the splitting of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from exisiting units by spliting them. The Company, in consultation with its tax advisor, filed an appeal in January 2007 challenging the disallowance.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements	(Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

24          Contingent liabilities and capital commitments (Contd.)

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until 31 December 2007, the Company has deposited a sum of Rs. 269,167. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management believes that the disallowance is not tenable and management therefore is confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary. Currently, the matter is at the hearing stage.

In December 2007, the Company received another demand, of Rs. 261,703 inclusive an interest demand of approximately Rs. 139,877 for the assessment year 2002-03. The new demand concerns the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand is not tenable against the Company and the company has already filed an appeal with the appellate authority.

Certain other income tax related legal proceedings are pending against the company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

25          Employee stock compensation plans

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of directors of the Company administers the plan. The plan has been amended to enable the Company to issue upto 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003 - Revised 2006” has come into force with effect from 21 June 2006.

The Company issued 200,000 Performance Linked options in May 2006 to certain Senior Management Personnel under the Patni ESOP 2003- Revised 2006” Plan wherein vesting of options is dependant on achieving certain set targets. Vesting is triggered on achievement of the targets, but no lesser than 12 months after grant of options. Based on set targets, as at 31 December 2007, 70,000 options vested. Compensation cost is recognised on a cumulative catch up basis based on the assessment of probability of performance criteria being achieved.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant.

Stock options* activity under the plan is as follows:

	Year ended 31 December 2007
	Share arising out of options	Range of exercise price	Weightage average remaining contractual life (months)
Outstanding at the beginning of the year	1,242,966	145	56
	2,420,927	254-338	65
	2,460,860	339-493	81
Granted during the year	50,000	254-338	90
Granted during the year	375,000	339-493	90
Forfeited during the year	(65,075)	145	—
Forfeited during the year	(194,759)	254-338	—
Forfeited during the year	(416,363)	339-493	—
Exercised during the year	(594,065)	145	—
Exercised during the year	(140,479)	254-338	—
Exercised during the year	(3,442)	339-493	—
Outstanding at the end of the year	583,826	145	47
	2,135,689	254-338	53
	2,416,055	339-493	70
Exercisable at the end of the year	583,826	145	47
Exercisable at the end of the year	1,474,250	254-338	46
Exercisable at the end of the year	706,655	339-493	53

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements	(Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

25          Employee stock compensation plans (Contd.)

	Year ended 31 December 2006
	Share arising out of options	Exercise price	Weightage average remaining contractual life (months)
Outstanding at the beginning of the year	1,759,550	145	67
	2,574,007	254-338	75
	851,710	381-451	86
Granted during the year	170,000	336	90
Granted during the year	1,798,750	376-493	90
Forfeited during the year	(101,650)	145	—
Forfeited during the year	(254,560)	338	—
Forfeited during the year	(189,600)	376-493	—
Exercised during the year	(414,934)	145	—
Exercised during the year	(68,520)	254-338	—
Outstanding at the end of the year	1,242,966	145	56
	2,420,927	254-338	65
	2,460,860	376-493	81
Exercisable at the end of the year	727,016	145	47
Exercisable at the end of the year	1,108,256	254-338	51
Exercisable at the end of the year	186,149	376-493	56

* Includes stock options granted to employees of subsidiary companies

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2007	2006
Profit for the year after taxation as reported	4,836,262	2,447,821
Add: Stock based employee compensation deteremined under the intrinsic value method	—	—
Less: Stock based employee compensation deteremined under the fair value method	140,735	103,111
Pro-forma profit	4,695,526	2,344,710
Reported earnings per equity share of Rs. 2 each
- Basic	34.88	17.74
- Diluted	34.54	17.60
Pro-forma earnings per equity share of Rs. 2 each
- Basic	33.86	17.00
- Diluted	33.53	16.86

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for equity linked options.

	2007	2006
Dividend yield	0.78%	0.59 to 0.63%
Weighted average dividend yield	0.78%	0.61%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	8.00% - 8.22%	6.45% to 7.85%
Volatility	32.84%-42.32%	30.22% to 55%
Weighted Average Volatality	36.68%	37.96%

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements	(Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

25          Employee stock compensation plans (Contd.)

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR Linked Options:

	2007	2006
Dividend yield	0.65% - 0.79%	—
Weighted average dividend yield	0.76%	—
Expected life	3.5-6.5 years	—
Risk free interest rates	4.25%-4.75%	—
Volatility	34.32% - 44.07%	—
Weighted average volatility	38.80%	—

The Finance Act, 2007 has introduced Fringe Benefit Tax (FBT) on employee stock options. The difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee is subject to FBT. The Company recovers such tax from the employees. The Company’s obligation to pay FBT arises only upon the exercise of stock options, hence the FBT liability and the related recovery has been recorded at the time of the exercise of options.There is no impact on the Profit and loss account.

26          Statement of Utilisation of ADS Funds as of 31 December 2007

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ US$20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856
Deployment:
1 Held as short term investments			2,528,167
2 Utilised for Capital expenditure for office facilities			2,720,866
3 Exchange loss			120,823
Total			5,369,856

27          US Internal Revenue Service (IRS) examination

The examination of tax filings of the Company and its US subsidiary, for the fiscal years 2001 and 2002, was finalized by the US Internal Revenue Service (“IRS”) examination during the year. The IRS assessed certain amounts to be taxable in the hands of the Company’s US subsidiary due to delinquency in the Tax filings by the US branch of the Company. The additional demand on the US Subsidiary due to the delinquent Tax filing of US Branch, was Rs. 6,483 which is reimbursable by the Company to the US Subsidiary.

28          Change in estimates

In connection with the US Internal Revenue Service (“IRS”) examination of the fiscal years 2001 and 2002 which has been finalized, the Company has revised its estimates for fiscal years 2003, 2004 and 2005 and accounted for the same during the year. Further, the Company has also revised its tax and certain other obligations related to its overseas branches and subsidiaries. The revision in estimates is included in the following line items:

2006
Personnel costs	(310,032)
Selling, general and administration costs	(170,433)
Interest costs	100,825
Current taxes - Foreign	1,250,901
Deferred tax expense / (credit) - Foreign	110,447
Total	981,708

29          Prior period items

In connection with the IRS examination of the fiscal years 2001 and 2002 which has been finalized, the Company assessed that it had not recognised income taxes, interest and related expenses attributable to the Company’s returns with respect to the filing of its US tax returns for 2001 and 2002 for which the Company was unable to substantiate to the IRS that such returns were filed within 18 months from the respective due dates. In accordance with the regulations of the IRS, this results in a disallowance of expenses claimed in the tax filings for the related periods, and other statutory interests and related expenses. Accordingly, the Company has disclosed the following amounts as prior period items

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements	(Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

29          Prior period items (Contd.)

relating to this reassessment:

2006
Selling, general and administration costs	160,107
Interest costs	61,065
Total	221,172

30          Disclosure pursuant to AS-7, ‘ Construction Contracts ’ ( Revised ) in respect of revenue contracts for customised software development

	2007	2006
i Contract Revenue recognised for the year ended 31 December	2,856,373	2,838,405
ii Aggregate amount of contract costs incurred for all contracts in progress as at year end.	1,162,796	968,545
iii Recognised Profits (less recognised losses) for all contracts in progress as at year end.	1,015,028	726,854

31          Fixed assets include building amounting to Rs. 134,829 which is retired from active use and held for disposal to an identified buyer and the sale transaction is expected to be concluded by 31 March 2008.

32          The Company’s executive directors, Mr Gajendra K. Patni and Mr Ashok K. Patni, under contract of employment until 22 October 2010, ceased to be executive directors effective 1 October 2007 to become founder-directors. Termination benefit payments as provided in the contract of employement are as per the Indian Companies Act and amounted to Rs. 77,908, have been included in salaries and allowances in the profit and loss account for the year ended 31 December 2007.

33          The Company made a provision of Rs. 32,749 for the year ended 31 December 2006, based on a substantial degree of estimation, towards committed lease rentals under onerous lease contracts. The Company settled such liability during the quarter ended March 2007, and excess amount provided of Rs. 30,580 has been written back and included under ‘other income’.

34          Employee Benefit Plans

The Company adopted Accounting standard 15 (revised 2005) – Employee benefits (“AS 15”) from 1 January 2007. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 32,606 (net of tax). In accordance with AS-15, such liability has been adjusted (reduction) from the balance in the Profit & Loss Account as of 1 January 2007.

Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debt and other securities and deposits with banks.

Amount to be recognised in Balance Sheet

As at 31 December
2007
Present Value of Funded Obligations	261,896
Fair Value of Plan Assets	(228,521)
Net Liability	33,375
Amounts recongnised in Balance Sheet
Provision for Gratuity	33,375

Expense recognised in Statement of Profit and Loss Account

As at 31 December
2007
Current Service Cost	50,939
Interest on Defined Benefit Obligations	16,237
Expected Return on Plan Assets	(17,249)
Net Actuarial Losses / (Gains) recognised in the Year	6,191
Total Included in “Employee Benefit Expense”	56,118

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements	(Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

34          Employee Benefit Plans (Contd.)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December
2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	223,881
Current Service Cost	50,939
Interest Cost	16,237
Actuarial Losses/(Gain)	1,647
Benefits Paid	(30,808)
Closing Defined Benefit Obligation	261,896
Change in Fair Value of Assets
Opening Fair Value of Plan Assets	235,127
Expected Return on Plan Assets	17,249
Actuarial Gain /(Losses)	(4,544)
Contributions by Employer	11,497
Benefits Paid	(30,808)
Closing Fair Value of Plan Assets	228,521
Expected Employer’s Contribution Next Year	25,422
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities.
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.80%
Expected Rate of Return on Assets (p.a.)	7.50%
Salary increase Rate (p.a.)	15% for first year, 12.5% for next three years and 7% thereafter.

Pension Benefits - Indian Director

Founder directors of the Company are entitled to receive pension benefits upon retirement or termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse.

Amount to be recognised in Balance Sheet

As at 31 December
2007
Present Value of Unfunded Obligations	101,831
Amounts recognised on Balance Sheet
Provision for pension	101,831

Expense recognised in Statement of Profit and Loss Account

As at 31 December
2007
Current Service Cost	3,461
Interest on Defined Benefit Obligations	7,599
Net Actuarial Losses / (Gains) recognised in the Year	(7,702)
Total Included in “Employee Benefit Expense”	3,358

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements	(Contd.) for the year ended 31 December 2007

(Currency: in thousands of Indian Rupees except share data)

34          Employee Benefit Plans (Contd.)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December
2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	99,985
Current Service Cost	3,461
Interest Cost	7,599
Actuarial Losses/(Gain)	(7,702)
Benefits Paid	(1,512)
Closing Defined Benefit Obligation	101,831
Expected employers contribution next year	6,046
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.80%
Salary increase Rate (p.a.)	0.00%

Pension Benefits - US Director

Executive director of the Company are entitled to receive pension benefits upon retirement or termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the director or the surviving spouse.

Amount to be recognised in Balance Sheet

As at 31 December
2007
Present Value of Unfunded Obligations	279,570
Amounts recognised in Balance Sheet
Provision for pension	279,570

Expense recognised in Statement of Profit and Loss Account

As at 31 December
2007
Current Service Cost	7,859
Interest on Defined Benefit Obligations	13,446
Net Actuarial Losses / (Gains) recognised in the Year	(10,653)
Total Included in “Employee Benefit Expense”	10,652

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December
2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	268,918
Current Service Cost	7,859
Interest Cost	13,446
Actuarial Losses/(Gain)	(10,653)
Benefits Paid	—
Closing Defined Benefit Obligation	279,570
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	4.50%
Salary increase Rate (p.a.)	10.00%

35          Prior year comparatives

Previous year’s figures have been appropriately reclassified to conform to the current year’s presentations.

Management’s Discussion and Analysis

of the Consolidated Financials under US GAAP

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, financial services and communication, media and entertainment and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

In 2007, the Company acquired two strategic companies in the Communication, media and entertainment and Manufacturing spaces. Logan – Orviss International was acquired to strengthen our spectrum in communications and media practice. Taratec Development Corporation (now known as Patni Life Sciences Inc.) was acquired to enhance its market specific services and provide additional capability to support the growing and diverse requirements of the Life Science industry domain.

Our revenues grew from US$ 188.3 million in 2002 to US$ 662.91 million in 2007, representing a compound annual growth rate of 28.6%. Our net income grew from US$ 31.5 million in 2002 to US$ 113.98 million in 2007, representing a compound annual growth rate of 29.3%. Our total number of employees was 12,804 as of 31 December 2006 and 14,945 as of 31 December 2007. In light of this growth, we are investing in new high-tech facilities, which we refer to as “knowledge parks,” designed for expanding our operations and training our employees. As of 31 December 2007, we had 223 sales and marketing personnel supported by dedicated industry specialists in 22 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices. Our industry practices consist of insurance, manufacturing, financial services and communication, media and entertainment and a group of other industries (including retail, energy and utilities, logistics and transportation, and media and entertainment).

We have also developed technology practices that offer research, design and development services for product engineering and to independent software vendors, or ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements under U.S. GAAP:

	Year ended 31 December
	2005	2006	2007
Revenues	100%	100%	100%
Cost of revenues	64.1%	63.9%	67.9%
Gross profit	35.9%	36.1%	32.1%
Selling, general and administrative
expenses	19.9%	19.1%	17.5%
Provision for doubtful debts and
advances	0.0%	0.2%	0.2%
Foreign exchange (gain)/loss, net	0.4%	0.5%	(3.5)%
Operating income	15.6%	16.3%	17.9%
Interest and dividend income	0.9%	1.7%	1.9%
Interest expense	(0.5)%	(0.5)%	(0.5)%
Gain on sale of investments, net	0.3%	0.3%	1%
Other income (expense), net	0.2%	0.6%	0.3%
Income before income taxes	16.6%	18.4%	20.6%
Income taxes	3.1%	8.2%	3.3%
Net income	13.5%	10.2%	17.3%

Year ended 31 December 2007 Compared to Year ended 31 December 2006

Revenues

Our revenues were US$ 662.9 million in 2007, representing an increase of 14.5% from revenues of US$ 578.9 million in 2006. Revenues from existing customers contributed US$ 612.6 million and new customers contributed US$ 50.3 million to our revenues. This represented an increase of 15.6% in revenues from existing customers and increase of 2.6% in revenues from new customers compared to 2006. Growth in revenues from our existing operations was attributable to an increase of 18.1% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 7.7% in 2007 compared to 2006, while offshore work increased 23.3% over the same period. We increased our client relationships to 318 as of 31 December 2007 from 239 as of 31 December 2006. In addition, the total number of clients that individually accounted for over

US$ 1.0 million in annual revenues increased to 84 as of 31 December 2007 from 74 as of 31 December 2006.

During 2007, our revenues from T&M projects increased by 19.6% over revenues in 2006, while revenues from fixed price contracts increased by 5.2% over the same period. T&M projects accounted for 67.6% of our revenues in 2007, compared to 64.8% in 2006 mainly because 65.4% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 47.3% in 2007 from 53.1% in 2006. General Electric, our largest client, contributed 11.8% of our revenues in 2007, compared to 14.6% in 2006.

During 2007, clients in the insurance, manufacturing, product engineering services and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2007 increased by 16.4%, 25.5%, 34.7% and 6.1% compared to 2006 and contributed 23.6%, 23.7%, 16.8% and 14.1% to overall revenues, respectively. Our other industries practice contributed 21.7% and 25.6% of our revenues in 2007 and 2006. Until 31 December 2006, we reported Product Engineering Services (PES) and Independent Software Vendors (ISV) as separate industry segments. Effective 1 January 2007, we have integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients. (ii) leveraging the domain skills and platform skills to provide end-to-end solutions.

During 2007, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2007 and 2006, we derived 77.9% and 80.8% of our revenues from clients located in the United States. Revenues from these clients grew by 10.4% in 2007, while revenues from clients in other regions grew by 32% in the same period.

Cost of revenues

The cost of revenues was US$ 450 million in 2007, representing an increase of 20.3% from US$ 374 million in 2006. Cost of revenues represented 67.9% and 64.6% of our revenues in 2007 and 2006. Out of increase of US$ 76 million in cost of revenues, US$ 59 million was attributable to wage costs, US$ 7.1 million to travel costs, US$ 1.2 million to data-link charges, US$ 1.4 million in electricity cost of Airoli, US$ 1.4 million to rent charges, US$ 0.5 million on account of amortization of purchased intangible asset, and US$ 4 million to depreciation charged on assets. Wage costs increased by US$ 59 million due to an increase in headcount of software professionals, annual salary revisions and reversal of US$ 9.0 million in 2006, on account of payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short- term benefits given to our employees when working outside India.

Expansion of our facilities and capitalization of units like Airoli led to increase in Depreciation cost and other related cost. Rupee appreciation also had an impact on the higher cost of revenues in 2007 as compared to 2006 with the rupee appreciating by approximately 11% as compared to year 2006.

Gross profit

Our gross profit for 2007 was US$ 212.8 million, representing an increase of 3.9% from US$ 204.9 million in 2006. Gross profit as a percentage of our revenues decreased to 32.1% from 35.4% during 2006 reflecting a higher increase in cost of revenues as compared to increase in revenues mainly on account of annual salary revisions and rupee appreciation.

Selling, general and administrative expenses

During 2007, our selling, general and administrative expenses were US$ 116.3 million, representing an increase of 9.2% from US$ 106.5 million in 2006. During 2007 our selling, general and administrative expenses as a percentage of revenues decreased to 17.5% from 18.4% in 2006.

During 2007, our sales and marketing expenses were US$ 45.8 million, representing an increase of 7.3% from US$ 42.7 million in 2006. Personnel costs increased by US$ 2.9 million due to the additions to sales and marketing personnel and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by US$ 0.2 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were US$ 70.5 million, representing an increase of 10.5% from US$ 63.8 million in 2006. Personnel costs increased by US$ 4 million due to the addition of general and administrative personnel and annual salary revisions. Directors’ remuneration to by US$ 2.3 million on account of termination payments to wholetime Indian Directors, on their ceasing to be executive directors, to become founder directors. Other general and administrative charges increased by US$ 0.4 million.

Foreign exchange gain/loss

In 2007, we had a foreign exchange gain of US$ 23.4 million as against a loss of US$ 2.7 million in 2006, as our dollar-denominated receivables continued to be hedged to a significant level. Our receivables are marked to market.

Operating income

Our operating income was US$ 118.7 million in 2007, representing an increase of 25.6% from US$ 94.5 million in 2006. As a percentage of revenues, operating income increased to 17.9% from 16.3% in 2006.

Other income (expense), net

Other income (expense), net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense), net was income of US$ 17 million in 2007, increasing 36% from income of US$ 12.5 million in 2006 resulting in net increase of US$ 4.5 million. In 2007, our gain on sale of investments was US$ 6.4 million as compared to US$ 1.7 million in 2006. In 2007, our interest and dividend income were US$ 12.5 million as compared to US$ 10.1 million in 2006.

Income taxes

We made a provision of US$ 21.8 million for income taxes in 2007, representing a decrease of 54.3% from US$ 47.7 million in 2006. Our effective tax rate (excluding extraordinary item) was 16.1% in 2007 compared to 16.2% in 2006. The 2006 income taxes includes US$ 30.3 million on account of reassessment of our payroll and corporate tax obligations for our international operations.

Net income

Our net income was US$ 114 million in 2007, representing an increase of 92.2% from US$ 59.3 million in 2006. As a percentage of our revenues, net income increased to 17.2% in 2007 from 10.2% in 2006. The increase in the Net Income is mainly on account of reasons explained above.

Liquidity and capital resources

Our operations and our growth have been financed by cash generated from operations.

As of 31 December 2007, we had US$ 32.6 million in cash and cash equivalents, US$ 138.4 million invested in units of liquid mutual funds, US$ 143.1 million invested in units of mutual fund (fixed maturity plan) and US$ 9.2 million invested in other investments. As of 31 December 2006, we had US$ 128 million in cash and cash equivalents, 105.8 million invested in units of mutual funds (fixed maturity plan), and US$ 9.2 million invested in other investments.

Our working capital at 31 December 2007 and at 31 December 2006 was $90.7 million and US$ 41.2 million, respectively. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was US$ 111.3 million and US$ 59.1 million in the year ended 31 December 2007 and 2006 respectively.

This variance was primarily due to increase in net income to US$ 114 million during 2007 from US$ 59.3 million in 2006. In addition, during 2007 depreciation increased to US$ 25.1 million from US$ 19.6 million in 2006. Gain from sale of investments was US$ 6.4 million and US$ 1.7 million in the years ended 31 December 2007 and 31 December 2006 respectively. Further net accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts increased by US$ 21.8 million in the year ended 31 December 2007 against an increase of US$ 36.3 million in 2006. Current assets and other assets increased by US$ 13.9 million in the year ended 31 December 2007 as compared to a increase of US$ 1.3 million in the year ended 31 December 2006. Taxes paid were US$ 29.5 million as against a tax provision of US$ 31.9 million for the year ended 31 December 2007. Accounts payable and accrued expenses increased by US$ 6.3 million for the year ended 31 December 2007, compared to an increase of US$ 20.3 million in 2006. Taxes paid were US$ 39.9 million as against a tax provision of US$ 43.3 million for the year ended 31 December 2006. Other current liabilities and other liabilities increased by US$ 8.2 million during the year ended 31 December 2007 as compared to a decrease of US$ 16 million in 2006.

Net cash used in investing activities was US$ 130 million for the year ended 31 December 2007 and US$ 155.4 million for 2006. Net cash used in the acquisition of property, plant and equipment for the year ended 31 December 2007 and 2006 was US$ 61.2 million and US$ 48.6 million respectively. In 2007 and 2006 cash outflow is higher mainly on account of the purchases of new facilities and expansion of our existing facilities. Net purchases of investment securities were US$ 14.8 million for the year ended 31 December 2007. Additional purchase consideration to Cymbal shareholders for the year ended 31 December 2007 amounted to US$ 12.4 million. Payment for acquisition of Logan-Orviss and Patni Life Sciences Inc. (earlier Taratec Development Corporation) in 2007 net of cash acquired amounted to US$ 21.4 million. Payment for acquisition of technology related intangibles from one of our major customer amounted to US$ 20.4 million. Net purchases of investment securities were US$ 94.5 million for the year ended 31 December 2006. Additional purchase consideration to Cymbal shareholders for the year ended 31 December 2006 amounted to US$ 12.2 million.

Net cash used in financing activities was US$ 8.7 million for the year ended December 2007. Net cash used in financing activities was US$ 7.1 million for the year ended December 2006. We paid US$ 11.9 million in dividends, including dividend tax on our equity shares in the year ended 31 December 2007. We received proceeds of US$ 3.2 million from our employee stock option plan during the year ended 31 December 2007. We paid US$ 8.6 million in dividends, including dividend tax on our equity shares in the year ended 31 December 2006.

Capital expenditures are forecasted to be in the range of approximately US$ 80 million to US$ 120 million through 2008, principally to finance the construction of our new knowledge park facilities in Navi Mumbai and Chennai and other facilities and physical infrastructure in India.

CONSOLIDATED FINANCIALS UNDER US GAAP (UNAUDITED) for the years ended 31 December 2005, 2006 and 2007

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Balance Sheet	(in US$except share data)

As at	December 31, 2006	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	46,510,009	32,625,979
Investments	242,968,048	297,726,183
Accounts receivable, net	115,618,504	136,371,683
Costs and estimated earnings in excess of billings on uncompleted contracts	22,834,345	32,417,391
Deferred income taxes	10,240,528	6,879,161
Prepaid Expenses	2,155,676	2,132,687
Other current assets	9,860,763	30,600,531
Total current assets	450,187,873	538,753,615
Deferred income taxes	370,529	12,479,374
Investments	3,048,092	3,425,527
Other assets	11,457,225	24,475,694
Property, plant and equipment, net	125,757,824	171,026,782
Intangible assets, net	9,687,443	31,881,136
Goodwill	39,831,664	66,713,170
Total assets	640,340,650	848,755,297
Liabilities and shareholders’ equity
Current liabilities
Capital lease obligation	301,138	277,704
Trade accounts payable	11,010,564	10,517,823
Billings in excess of costs and estimated earnings on uncompleted contracts	3,324,581	3,555,245
Income taxes payable	23,213,916	14,004,172
Deferred income taxes	108,637	—
Accrued expenses	43,307,501	55,079,924
Other current liabilities	38,221,746	34,287,255
Total current liabilities	119,488,083	117,722,123
Capital lease obligations excluding current instalments	390,653	325,853
Other liabilities	8,124,060	25,362,959
Income taxes payable	—	22,574,083
Deferred income taxes	3,744,639	1,806,178
Total liabilities	131,747,435	167,791,196
Commitments and contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares
(Issued and outstanding; 138,281,853 shares and 139,009,409 shares
as of 31 December 2006 and 2007 respectively).	6,122,960	6,158,044
Additional paid-in capital	305,030,981	313,350,315
Retained earnings	183,197,559	285,238,586
Accumulated other comprehensive income	14,241,715	76,217,156
Total shareholders’ equity	508,593,215	680,964,101
Total liabilities and shareholders’ equity	640,340,650	848,755,297

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Income	(in US$except share data)

Year ended	31 December 2005	31 December 2006	31 December 2007

Revenues	450,331,932	578,850,882	662,911,669
Cost of revenues	292,455,690	373,965,978	450,085,130
Gross profit	157,876,242	204,884,904	212,826,539
Selling, general and administrative expenses	85,905,893	106,471,937	116,260,200
Provision for doubtful debts and advances	(151,954)	1,191,017	1,181,753
Foreign exchange (gain)/loss, net	1,693,145	2,747,926	(23,350,920)
Operating Income	70,429,158	94,474,024	118,735,506
Other income/(expense)
Interest and dividend income	4,189,776	10,087,916	12,540,158
Interest expense	(2,044,366)	(2,839,930)	(3,592,436)
Gain on sale of investments, net	1,128,071	1,679,097	6,370,002
Other (expense)/income, net	966,620	3,541,426	1,706,227
Income before income taxes	74,669,259	106,942,533	135,759,457
Income taxes	13,802,583	47,691,763	21,783,963
Net Income	60,866,676	59,250,770	113,975,494
Earnings per share
Basic	0.48	0.43	0.82
Diluted	0.48	0.43	0.82
Weighted average number of common
shares used in computing earnings per share
Basic	125,736,592	137,957,477	138,660,785
Diluted	127,457,632	138,904,860	139,569,933

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income
for the years ended 31 December 2005, 2006 and 2007	(Amount in US$except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income	Income	Equity
Balance as of 1 January 2005	124,997,009	5,542,301	180,906,859	78,179,165		8,598,454	273,226,779
Common shares issued, net of direct expenses	12,312,500	537,304	116,484,548				117,021,852
Issuance of equity shares on exercise of options	488,890	21,995	1,692,396				1,714,391
Tax benefit arising on exercise of stock options			136,816				136,816
Cash dividend on common shares				(6,533,898)			(6,533,898)
Comprehensive income
Net income				60,866,676	60,866,676		60,866,676
Other comprehensive income:
Translation adjustment					(7,278,016)		(7,278,016)
Unrealised gain on investments, net of tax of $ 261,520					560,447		560,447
Unrealised loss on cash flow hedging derivatives, net of tax of $ Nil					(1,026,624)		(1,026,624)
Minimum pension liability, net of tax of $ 194,848					340,647		340,647
Comprehensive income					53,463,130	(7,403,546)
Balance as of 31 December 2005	137,798,399	6,101,600	299,220,619	132,511,943		1,194,908	439,029,070
Issuance of equity shares on exercise of options	483,454	21,360	1,802,953				1,824,313
Tax benefit arising on exercise of stock options			23,338				23,338
Compensation cost related to
employee stock option plan			3,984,071				3,984,071
Cash dividend on common shares				(8,565,154)			(8,565,154)
Comprehensive income
Net income				59,250,770	59,250,770		59,250,770
Other comprehensive income:
Translation adjustment					9,256,054		9,256,054
Unrealised gain on investments, net of tax of $ 1,076,106					2,102,200		2,102,200
Unrealised gain on cash flow hedging derivatives, net of tax of $ Nil					2,531,633		2,531,633
Comprehensive income					73,140,657	13,889,887
Adjustment to initially apply FASB Statement No. 158, net of tax of $ 323,655						(843,079)	(843,079)
Balance as of 31 December 2006	138,281,853	6,122,960	305,030,981	183,197,559		14,241,716	508,593,216

See accompanying notes to the consolidated financial statements

(Amount in US$ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income	Income	Equity
Balance as of 31 December 2006	138,281,853	6,122,960	305,030,981	183,197,559		14,241,716	508,593,216
Issuance of equity shares on exercise of options	727,556	35,084	3,203,887				3,238,971
Tax benefit arising on exercise of stock options			442,165				442,165
Compensation cost related to employee stock option plan			4,673,281				4,673,281
Cash dividend on common shares				(11,934,467)			(11,934,467)
Comprehensive income
Net income				113,975,494	113,975,494		113,975,494
Other comprehensive income:
Translation adjustment					58,571,590		58,571,590
Unrealised gain on investments, net of tax credit of ($ 424,845)					4,870,285		4,870,285
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the year					10,750,148		10,750,148
Less: Reclassification adjustment included in net income					(11,792,707)		(11,792,707)
Amortization of losses related to pension and other post retirement benefits, net of tax of $ 47,185					(423,876		(423,876)
Comprehensive income					175,950,934	61,975,440	—
Balance as of 31 December 2007	139,009,409	6,158,044	313,350,315	285,238,586		76,217,156	680,964,101

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows	(Amount in US$)

Year ended	31 December 2005	31 December 2006	31 December 2007
Operating activities
Net income	60,866,676	59,250,770	113,975,494
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	15,960,705	19,573,548	25,053,060
Deferred taxes	(1,889,293)	4,344,470	(10,130,035)
Provision/(recovery) for doubtful debts and advances	(151,954)	1,191,017	1,181,753
(Gain)/loss on sale of property, plant and equipment, net	(3,176,152)	(21,977)	(265,426)
(Gain) / loss on sale of investments	(1,128,071)	(1,679,097)	(6,370,002)
Compensation cost related to employee stock option plan	—	3,984,071	4,673,281
Changes in assets and liabilities
Accounts receivable	(3,531,903)	(40,234,185)	(13,492,304)
Costs and estimated earnings in excess of billings on uncompleted contracts	(11,162,155)	3,955,003	(8,300,239)
Other current assets	3,431,844	(735,650)	(21,663,190)
Other assets	(142,962)	(579,720)	1,252,142
Trade accounts payable - others	1,428,007	4,025,950	(1,804,558)
Billings in excess of costs and estimated earnings on uncompleted contracts	(456,143)	859,218	59,255
Taxes payable	(463,113)	4,956,360	10,775,958
Tax benefit on exercise of stock options	136,816	—	47,841
Accrued expenses	6,069,364	16,246,514	8,104,178
Other current liabilities	14,815,277	(17,063,525)	4,222,173
Other liabilities	(7,548,512)	1,018,325	3,952,833
Net cash provided by operating activities	73,058,431	59,091,092	111,272,214
Investing activities
Purchase of property, plant and equipment	(53,282,451)	(48,620,365)	(61,891,010)
Proceeds from sales of property, plant and equipment	4,336,910	83,097	557,761
Purchase of investments	(542,994,281)	(781,204,843)	(1,149,342,754)
Proceeds from sale of investments	485,768,961	686,658,104	1,134,569,183
Payments for acquisition, net of cash acquired	(5,578,772)	(12,184,832)	(33,795,203)
Payments for acquisition of technology related intangibles	—	(497,879)	(20,368,599)
Tax benefit on incentive stock option of Patni Telecom	—	340,366	235,057
Net cash used in investing activities	(111,749,633)	(155,426,352)	(130,035,565)
Financing activities:
Payment of capital lease obligations	(329,168)	(390,886)	(429,987)
Dividend on common shares	(6,531,628)	(8,562,666)	(11,933,401)
Proceeds from common shares issued, net of expenses	118,736,243	1,824,313	3,238,971
Tax benefit arising on exercise of stock options	—	23,338	442,165
Net cash provided by/(used in) financing activities	111,875,447	(7,105,901)	(8,682,252)
Effect of exchange rates changes on cash and cash equivalents	(1,508,142)	1,131,571	13,561,569
Net increase/(Decrease) in cash and cash equivalents	73,184,245	(103,441,161)	(27,445,603)
Cash and cash equivalents at the beginning of the year	77,143,498	148,819,600	46,510,010
Cash and cash equivalents at the end of the year	148,819,600	46,510,010	32,625,976
Supplemental disclosure of cash flow information:
Interest paid	673,158	4,905,069	26,764
Income taxes paid	15,294,446	39,945,075	29,532,237
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	471,644	361,133	264,138
Property, plant and equipment acquired on credit	2,104,773	4,814,076	558,012

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

1.             Organization and nature of business

1.1.1        Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. In February 2004, Patni completed initial public offering of its equity shares in India and in December 2005, the Company completed initial public offering of American Depositary Shares in the United States of America (USA).

1.1.2        Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in the United Kingdom (UK), Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany and Patni Americas, Inc. (“Patni USA”) formerly known as Patni Computer Systems, Inc., a company incorporated in Massachusetts, USA are 100% owned subsidiaries of Patni. On 3 November 2004, Patni USA, acquired 100% equity in Patni Telecom (formerly known as Cymbal Corporation), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. In July, 2007, Patni USA, acquired 100% equity in Patni Life Sciences Inc. (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. Further, Patni also has foreign branch offices in the USA, Japan, Sweden, Australia, Korea, Netherlands, Finland, UAE, South Africa and Canada. In 2007 the Company has also set up a subsidiary in Brazil named Patni Computer Systems Brasil Ltda.

Cymbal Information Services (Thailand) Ltd., subsidiary of Patni Telecom has been dissolved and the liquidation has been completed in May, 2006.

1.1.3        Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, communications, media and entertainment and technology services (comprising independent software vendors and product engineering) and other industries such as energy and utilities, retail, logistics and transportation. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

1.1.4        These financial statements are prepared on a consolidated basis for all the years presented.

2.             Summary of significant accounting policies

Basis of preparation of financial statements

2.1.1        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

2.1.2        The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation.

Accounting estimates

2.1.3        The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Revenue and cost recognition

2.1.4        The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. Revenue with respect to time-and-material contracts is recognized as related services are performed.

Guidance has been drawn from paragraph 95 of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81- 1 (“Accounting for Performance of Construction - Type and Certain Production - Type Contracts”). The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

2.1.5        The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in excess of costs and estimated earnings on

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

uncompleted contracts”, represents billings in excess of revenues recognized.

2.1.6        Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, are not included in contract costs before the receipt of the contract. However, such costs are deferred, subject to the evaluation of their probable recoverability.

2.1.7        Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

2.1.8        The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The discounts can be utilized by the customer in the form of free services.

The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the free services that will be delivered in the future.

The Company reports revenues net of discounts offered to customers. In accounting for the above volume discounts, guidance has been obtained from Emerging Issues Task Force (“EITF”) 00-22 “Accounting for “Points” and Certain Other Time- Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. Accordingly, these volume discounts have been recorded based on estimate of the total number of customers that will ultimately earn these discounts as it is believed that, based on historical experience, reliable estimates can be made of the estimated amount of revenues from a particular customer in the specified period.

Reimbursement of out of pocket expenses received from customers have been included as part of revenues in accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred”.

2.1.9        Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Advertising cost

2.1.10      Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was US$ 1.5 million, US$ 1.6 million and US$ 0.9 million for the years ended 31 December 2005, 2006 and 2007.

Cash and cash equivalents

2.1.11      The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks and money market accounts.

Investments

2.1.12      Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At 31 December 2006 and 2007, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consists of units of mutual funds and other securities. Other securities consists primarily of debt instruments, that carry market interest rates and are stated at cost. Held to maturity securities consist of investment in Government bonds made by the Company pursuant to tax exemption scheme under the Indian Income Tax Act, 1961. These bonds mature in five years from the time of deposit.

2.1.13      Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income. The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements. NAVs represent the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such NAVs are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income. The cost of securities sold or disposed is determined on average cost basis.

Business combinations, goodwill and intangible assets

2.1.14      Statement of Financial Accounting Standards (“SFAS”) No. 141,

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

“Business Combinations” requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must be recognized and reported separately from goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units.

2.1.15      Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment atleast on an annual basis at year end, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.1.16      Intangible assets acquired either through business combination or individually are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangibles and are being amortized over a period of 5-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.1.17      Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Property, plant and equipment

2.1.18      Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal. Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

2.1.19      Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer – Hardware and software and other service equipments	3 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

Impairment of long-lived assets and long-lived assets to be disposed

2.1.20      Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Functional and Foreign currency translation

2.1.21      The functional currency of Patni and its branches in the USA, Japan, Sweden, Finland, UAE, South Africa, Canada, Australia, Korea and Netherlands is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.1.22      The accompanying consolidated financial statements are reported in US Dollars. The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using an appropriate monthly weighted average exchange rate for the respective periods. In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars. The gains or losses resulting from such translation are reported in other comprehensive income in the statement of shareholders’ equity and comprehensive income.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

Foreign currency transactions

2.1.23     Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transaction gain or loss arising from change in exchange rates between the date of transaction and year exchange rates are included in the consolidated statements of income.

Income taxes

2.1.24     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised. The Company recognizes interest and penalties related to uncertain tax positions in Other (expense)/income.

Concentration of credit risk

2.1.25     Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash, cash equivalents, investments and accounts receivables. Cash and cash equivalents are invested with corporations, financial institutions and banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, government bonds, which are periodically reviewed. To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.1.26     Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, both as amended by SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”. The Company adopted SFAS No. 158 as of 31 December 2006 which requires the net funded position of the plans to be recognized as an asset or liability in the employers’ balance sheet.

Stock-based compensation

2.1.27     The Company adopted SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R) effective 1 January 2006. This statement requires compensation expense relating to share- based payments to be recognized in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on an accelerated basis over the requisite service period, which is generally the vesting period. The Company elected the modified prospective method as prescribed in SFAS No. 123R and therefore, prior period was not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of 1 January 2006. The Company granted stock options under the ‘Patni ESOP 2003 Revised 2006’ plan (‘the plan’). See Note 17 for further discussion.

2.1.28     Prior to 1 January 2006, the company accounted for share- based employee compensation under the provisions of SFAS No. 123 using the intrinsic value method prescribed by APB No. 25 and related interpretations. Under the intrinsic value method, no compensation expense was recognized for stock options, as the exercise price of employee stock options equated the market value of the Company’s stock on the date of grant. The following pro forma net income and earnings per share information has been determined as if the Company had accounted for its share-based compensation awards issued using the fair value method in 2005.

Year ended 31 December	2005
Net income, as reported	$60,866,676
Less: Stock based employee compensation expense determined under fair value based method, net of tax effects	$(3,501,531)
Pro forma net income	$57,365,145
Reported earnings per share
Basic	$0.48
Diluted	$0.48
Pro forma earnings per share
Basic	$0.46
Diluted	$0.45

2.1.29     The pro forma amounts and fair value of each option grant were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005:

Year ended 31 December	2005
Dividend yield	0.53% - 0.54%
Expected life	2-5 years
Risk free interest rates	5.74% - 6.73%
Volatility	28% - 50%

The Black-Scholes model is a trading pricing model that does

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

not reflect either the non-traded nature of employee stock options or the limited transferability of such options. This model also does not consider restrictions on trading for all employees, including certain restrictions imposed on senior management of the Company.

2.1.30     Prior to the adoption of SFAS 123R, the Company was required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However SFAS 123R requires that such benefits be recorded as a financing cash inflow. In the accompanying Consolidated Statements of Cash Flows for year ended 31 December 2006 and 2007, tax benefit of US$ 23,338 and US$ 442,165, respectively have been classified as financing cash flows.

2.1.31     Effective 1 April 2007, an amendment has been made to Indian Income Tax Act, 1961 subjecting specified securities allotted or transferred by an employer to its employees to Fringe Benefit Tax (FBT). The Liability to pay FBT by the employer arises at the time of allotment of the securities, consequent to exercise of option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of specified option is collectible from employees which is considered as akin to a reset in the terms of the ESOP Plan as it would reduce the ultimate benefit to the employee, by way of increase in exercise price and hence is recognized as additional paid-in-capital.

Dividends

2.1.32     Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge accounting

2.1.33     The Company enters into forward foreign exchange contracts / option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on inter company and end customer accounts receivable and forecasted sales transactions denominated in foreign currencies and, upon completion of the formal documentation and testing for effectiveness, the company designates forward and option contracts, which meet the hedging criteria, as cash flow hedges. Changes in fair value of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

Meeting

2.1.34     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative. The derivatives, which do not qualify for hedge accounting, are accordingly, recognised at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

Earnings per share

2.1.35     In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed using the weighted average number of common and redeemable common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and redeemable common shares and dilutive common equivalent shares outstanding during the year using the treasury stock method for options except where the result would be anti- dilutive.

Commitments and Contingencies

2.1.36     Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Reclassifications

2.1.37     Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Recently Issued Accounting Standards

2.1.38     In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. Effective 1 January 2008 the Company adopted the provision of SFAS No. 159. The Company has not made election for fair value option for any existing eligible instruments.

2.1.39     In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after 15 November 2007. The Company is required to adopt Statement 157 beginning on 1 January 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair value measurement requirements for non financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

2.1.40     In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after 15 December 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

Recently adopted accounting standards

2.1.41     Effective 1 January 2007, the Company adopted provisions of FIN 48. FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on assurement, classification, interest and penalties, and disclosure. See note 18.1.11 for the impact of adopting FIN 48 on the Company’s results of operations and financial position.

3.            Acquisitions

3.1.1        Acquisition of Patni Telecom

On 3 November 2004, Patni USA acquired 100% equity interest in Patni Telecom which is engaged in providing IT services to clients in the telecom sector. The terms of the purchase provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed US$ 33,000,000, inclusive of payments under an incentive plan for certain employees as described below. The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved.

As per the Stock Purchase Agreement and amendments thereof, US$ 5,578,772, US$ 12,184,832 and US$ 12,402,039 was paid to the shareholders of Patni Telecom as contingent consideration based on achievement of certain revenue and margin targets for the years ended 30 June 2005, 2006 and 2007, respectively. This additional consideration has been recognized as Goodwill arising on acquisition of Patni Telecom.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Cymbal. The incentive payments under this plan will not exceed US$ 3,400,000 till June 2007. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services.

Accordingly, the payments for the years ended 31 December 2007 has been recorded as follows:

Year ended 31 December	2005	2006	2007
Cost of Revenue	$664,709	$587,001	$148,619
Selling, General and
Administrative Expenses	176,177	756,841	297,237

As of 31 December 2007, the Company has tested the related goodwill for impairment and concluded that there is no impairment in its carrying value.

3.1.2        Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

On 2 July 2007, the Company acquired the business and assets of LOI, a European communication, media and entertainment consulting services Company. The Company believes that through this acquisition it will strengthen its presence in communication and media practice through consultancy services on IT initiatives. The consolidated financial statements include the operating results of this business combination from the date of acquisition. The purchase price of US$ 8,613,938 (including direct acquisition related expenses of US$ 863,938) was paid in cash.

This transaction has been accounted using the purchase method as required by SFAS No. 141 “Business Combinations”. The purchase price has been allocated to the

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

acquired assets as per management’s estimates based on independent valuation of fair values as summarized below:

Intangible assets
- Customer contracts and non contractual customer relationships	$1,370,000
- Intellectual property rights	790,000	2,160,000
Goodwill		6,453,938
Total purchase price		$8,613,938

Goodwill generated from the above acquisition was allocated to “Communications, Media and Entertainment” segment.

Further, as a part of the business acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. The management estimates that incentive payments under this plan will not exceed US$ 13,080,000 till June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Accordingly, US$ 22,664 and US$ 222,690 have been recorded as Cost of revenues and Selling, General and Administrative expenses respectively for the year ended 31 December 2007.

3.1.3        Acquisition of Taratec Development Corporation (Taratec)

On 23 July 2007, Patni USA acquired 100% equity interest in Taratec Development Corporation (subsequently named as Patni Life Sciences Inc.), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services.

The primary purpose for the acquisition was to enhance Patni’s market specific services and provide additional capability to support the growing and diverse requirements of the Life Sciences market, from pharmacovigilance to demand-driven supply chains. The consolidated financial statements include the operating results of Taratec Development Corporation effective 1 July 2007, the designated effective date for convenience purposes. The purchase price of US$ 15,680,226 (including direct acquisition related expenses of US$ 435,008), was paid in cash on 23 July 2007.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed US$ 13,200,000. The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly, will record the contingent payments, other than payments to certain employees under the incentive plan described below, as goodwill in the periods in which the contingency is resolved.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed US$ 3,500,000 over the next three years. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Accordingly, US$ 156,974 and US$ 17,867 have been recorded as Cost of revenues and Selling, General and Administrative expenses, respectively for the year ended 31 December 2007.

This transaction has been accounted using the purchase method of accounting as required by SFAS No. 141 “Business Combinations”. The purchase price, net of cash acquired of US$ 2,843,782, has been allocated to the acquired assets and assumed liabilities as per management’s estimates and independent valuation as summarized below:

Net current assets		$2,528,948
Deferred tax asset		920,600
Property, plant and equipment		84,538
Deferred tax liability		(696,000)
Intangible assets
- Customer contracts and non contractual customer relationships	1,550,000
- Intellectual property rights	190,000	1,740,000
Goodwill		8,258,358
Total purchase price		$12,836,444

Goodwill generated from the above acquisition was allocated to “Manufacturing services”

4.            Significant events

The Company’s executive directors, Mr Gajendra K. Patni and Mr Ashok K. Patni, under contract of employment until 22 October 2010, ceased to be executive directors effective 1 October 2007 to become founder-directors. Termination benefit payments as provided in the contract of employment are as per the Indian Companies Act and amounted to US$ 2,220,139, which have been recorded as selling, general and administrative expenses in the consolidated statement of income for the year ended 31 December 2007.

In their capacity as non-executive directors, an amount of US$ 141,074 has been recorded as commission payable to Non-executive directors which forms a part of selling, general and administrative expenses.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

5.	Investments

5.1.1	Investment securities consist of the following:	(Amount in US$)

	As of 31 December 2006
		Gross unrealized	Gross unrealised
	Carrying value	holding gains	holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	126,858,670	1,125,406	(9,391)	127,974,685
- Fixed Maturity Plan	102,437,905	3,350,195	—	105,788,100
Other Investments	9,205,263	—	—	9,205,263
Amount reported as investments - current	238,501,839	4,475,601	(9,391)	242,968,048
Held to maturity:
Bonds	3,048,092	—	—	3,048,092
Amount reported as investments- non current	3,048,092	—	—	3,048,092

	As of 31 December 2007
		Gross unrealized	Gross unrealised
	Carrying value	holding gains	holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	136,918,416	1,446,308	(10,226)	138,354,498
- Fixed Maturity Plan	135,584,588	7,475,568	—	143,060,156
Other Investments	16,311,529	—	—	16,311,529
Amount reported as investments - current	288,814,533	8,921,876	(10,226)	297,726,183
Held to maturity:
Bonds	3,425,527	—	—	3,425,527
Amount reported as investments- non current	3,425,527	—	—	3,425,527

5.1.2

Dividends from securities available for sale, during the year ended 31 December 2005, 2006 and 2007 were US$ 2,488,691, US$ 5,941,888 and US$ 9,946,965, respectively. Gross realized gains on sale of securities classified as available for sale was US$ 1,141,015, US$ 1,963,728 and US$ 6,399,319, gross realised losses on sale of securities, available for sale was US$ 12,945, US$ 284,631 and US$ 31,861 for the years ended 31 December 2005, 2006 and 2007, respectively.

5.1.3	Maturity of investment securities classified as available-for-sale and held-to-maturity were as follows as of 31 December 2007:

Carrying Value	Fair Value
Available for Sale:
Mutual Fund Units (Fixed Maturity Plan)
- Within one year	133,047,161	140,507,961
- Due after one year through five years	2,537,427	2,552,195
$135,584,588	$143,060,156
Held to Maturity:
Bonds
- Due after one year through five years	$3,425,527	$3,425,527

6	Accounts receivable

6.1.1	Accounts receivable consist of the following:

As of 31 December	2006	2007
Receivables	$118,724,268	$138,699,173
Less: Allowances for doubtful accounts	(3,105,764)	(2,327,490)
$115,618,504	$136,371,683

6.1.2	The activity in the allowance for doubtful accounts receivable for the years ended 31 December 2005, 2006 and 2007 is as follows:

As of 31 December	2005	2006	2007
Allowance for doubtful accounts as of the beginning of the year	$3,435,320	$2,495,219	$3,105,764
Additions charged (net of recoveries) to provision for doubtful debts during the year	(164,464)	1,147,109	1,050,245
Write-downs charged against the allowance during the year	(775,637)	(536,564)	(1,828,519)
Allowance for doubtful accounts as of the end of the year	$2,495,219	$3,105,764	$2,327,490

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

7.	Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

As at 31 December	2006	2007
Cost incurred on uncompleted contracts	$28,813,363	$37,932,876
Estimated earnings	21,676,222	33,967,584
	50,489,585	71,900,460
Less: Billings till date	(30,979,821)	(43,038,314)
	$19,509,764	$28,862,146
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	22,834,345	32,417,391
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,324,581)	(3,555,245)
	$19,509,764	$28,862,146

8.	Other assets

Other assets consist of the following:

As at 31 December	2006	2007
Advances to vendors	$1,340,596	$1,969,206
Prepaid gratuity costs	918,045	—
Refundable security deposit	6,708,622	7,907,629
Deferral of cost in respect of revenue arrangements	902,063	3,303,564
Due from employees	2,695,126	3,356,975
Derivative contracts	3,035,271	13,292,568
Leasehold Land	5,223,196	17,225,046
Deposit with tax authorities	—	6,829,927
Others	495,069	1,191,310
	$21,317,988	$55,076,225
Less: Other current assets
Advances to vendors	(1,340,596)	(1,969,206)
Refundable security deposit	(1,424,163)	(2,403,420)
Deferral of cost in respect of revenue arrangements	(902,063)	(3,303,564)
Due from employees	(2,663,601)	(3,181,259)
Derivative contracts	(3,035,271)	(11,721,845)
Deposit with tax authorities	—	(6,829,927)
Others	(495,069)	(1,191,310)
	(9,860,763)	(30,600,531)
Other assets	$11,457,225	$24,475,694

9.	Property, plant and equipment

9.1.1	Property, plant and equipment consists of the following:

As at 31 December	2006	2007
Land	$24,476	$4,339
Building	31,944,802	56,168,539
Leasehold improvements	5,814,610	7,833,303
Computer – Hardware and other service equipment	41,075,166	55,676,933
Computer – Software	23,109,772	29,953,484
Furniture and fixtures	18,092,401	20,818,460
Other equipment	27,003,946	41,844,783
Vehicles	2,295,679	2,133,390
Asset held for sale	—	3,421,179
Capital work-in-progress	26,864,096	36,962,152
Capital advances	20,537,480	18,271,144
	196,762,428	273,087,706
Less: Accumulated depreciation and amortization	(71,004,604)	(102,060,924)
	$125,757,824	$171,026,782

9.1.2

Depreciation and amortization expense on property, plant and equipment was US$ 15,212,682, US$ 18,605,047 and US$ 22,965,130 for the years ended 31 December 2005, 2006 and 2007, respectively and include amortization for computer software of US$ 3,642,520, US$ 4,437,291 and US$ 4,796,933 respectively. Unamortized computer software cost as at 31 December 2006 and 2007 amounted to US$ 7,399,398 and US$ 6,065,303, respectively.

9.1.3	Fixed assets include building amounting to US$ 3,421,179 which is retired from active use and held for sale to an identified buyer and the sale transaction has been concluded subsequently.

10.	Goodwill and Intangible Assets

10.1.1	Intangible assets as at 31 December 2006 and 2007 consist of the following:

As at 31 December	2006	2007
Customer related intangibles	$11,176,500	$14,009,439
Technology related intangibles	497,879	497,879
Intellectual property rights	—	21,448,600
	11,674,379	35,955,918
Less: Accumulated amortization	(1,986,936)	(4,074,782)
	9,687,443	31,881,136

During the year ended 31 December 2007, Patni has, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to US$ 20,368,600 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Company intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A Royalty of 5% is payable to seller on such sales.

10.1.2

Amortization for the years ended 31 December 2005, 2006 and 2007 amounted to US$ 748,023, US$ 968,501 and US$ 2,087,930 respectively. The estimated amortization for the intangible assets, for the next five years will be as follows:

	2008	2009	2010	2011	2012
Amortization	4,513,661	4,404,189	3,959,397	3,380,405	3,241,855

10.1.3	The movement in goodwill balance is given below:

As at 31 December	2006	2007
Balance at beginning of the year	$27,987,198	$39,831,664
Add: Additional goodwill arising on account of contingent consideration for Patni Telecom	12,184,832	12,402,039
Add: Goodwill on business acquisition	—	14,712,296
Less: Tax benefit on incentive stock option of Patni Telecom	(340,366)	(235,057)
Add: Exchange Difference		2,228
Balance at end of the year	$39,831,664	$66,713,170

Goodwill as of 31 December 2007 includes $ 6,453,938 which is deductible for tax purposes as per local taxation laws in the United Kingdom.

10.1.4	Goodwill as of 31 December 2006 and 2007 has been allocated to the following reportable segments:

As at 31 December	2006	2007
Segment
Financial services	$2,594,374	$2,594,374
Communication, Media and Entertainment	$37,237,290	$55,860,438
Manufacturing Services	—	$8,258,358
Total	$39,831,664	$66,713,170

11.	Change in estimate

During 2006, the Company reached a settlement with the Internal Revenue Service (the “IRS”) relating to its tax returns of its U.S. operations (Patni USA and its US branch) for fiscal years 2001 and 2002. The settlement addressed transfer pricing, branch tax matters and payroll taxes. The Company was unable to substantiate to the IRS that returns pertaining to its U.S. branch for the years ended 31 March 2002 and 2003 were filed within 18 months from the respective due dates and hence were deemed as delinquent returns by the IRS. Accordingly, the IRS disallowed all of the deductions on the branch income tax returns and assessed additional income tax obligations of US$ 15.2 million. Delinquent tax returns were treated as errors in computation of income taxes for the years in which such tax returns were due for filing under the IRS rules and the Company restated its 2003 and 2004 financial statements for such errors.

The Company reviewed the adequacy of the previously established tax exposure reserves with respect to prior years in July 2006 in light of certain positions taken by the IRS during the settlement for 2001 and 2002 and based on such positions, the Company revised its estimate for tax exposure relating to various income tax matters along with related adjustments to accrued interest. The IRS settlement for 2001 and 2002 also covered payroll tax matters for which a provision had previously been established. The settlement resulted in a liability that was less than the amount previously provided for, in part due to the liability being offset by an increase in income tax liability during settlement. As a result, the Company reduced its accrual for payroll taxes exposure during 2006 with a consequential reversal of the related deferred tax asset.

These revisions to the established tax exposure reserves represented a revision to previous reserve estimates, and accordingly, such amounts have been recorded as part of the consolidated statement of income for the company’s fiscal year ended 31 December 2006 as a change in estimate as follows:

Reduction of accrual for payroll taxes (1)	$(9,041,958)
Increase in interest expense	2,600,608
Increase in other expense (2)	(3,743,032)
Increase in income taxes - current	26,928,920
Increase in income taxes - deferred	3,421,312
$20,165,850

1) Included under cost of revenues

2) Included under other income/expense

The respective annual amounts with respect to the above amount are shown in the table provided below:

2001	2002	2003	2004	2005	Total
$(1,248,987)	$(372,881)	$2,572,523	$10,862,317	$8,352,878	$20,165,850

12.	Accrued expenses consist of the following:

As of 31 December	2006	2007
Employee costs	$21,427,493	$31,718,079
Subcontractor accruals	5,029,497	5,553,123
Professional fees payable	1,512,893	2,786,817
Others	15,337,618	15,021,905
	$43,307,501	$55,079,924

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

13.	Other liabilities

Other liabilities consist of the following:

As of 31 December	2006	2007
Deferred revenue	$1,095,217	$4,188,096
Provision for leave encashment	12,321,032	15,440,999
Provision for retirement benefits	8,073,273	9,922,971
Capital expenditure payable	5,524,966	6,715,195
Provision for Payroll tax matters	6,481,233	6,481,233
Interest on corporate taxes and other related expenses	5,744,001	8,633,630
Advance from customers	185,968	1,237,237
Others	6,920,116	7,030,853
	$46,345,806	$59,650,214
Less: Other Current liabilities
Deferred revenue	(1,095,217)	(4,188,096)
Provision for leave encashment	(12,321,032)	(15,440,999)
Provision for retirement benefits	—	(164,127)
Capital expenditure payable	(5,524,966)	(6,715,195)
Provision for Payroll tax matters	(6,481,233)	—
Interest on corporate taxes
and other related expenses	(5,744,001)	—
Advance from customers	(185,968)	(1,237,237)
Others	(6,869,329)	(6,541,601)
	(38,221,746)	(34,287,255)
Other Liabilities	$8,124,060	$25,362,959

14.	Leases

14.1.1

Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded under such capital lease is US$ 1,255,948 with accumulated depreciation of US$ 556,251 as at 31 December 2006. The gross amount recorded in property, plant and equipment under such capital leases is US$ 1,375,858 with accumulated depreciation of US$ 757,413 as at 31 December 2007. The depreciation expense in respect of these assets aggregated US$ 321,127, US$ 264,623 and US$ 347,542 for the years ended 31 December 2005, 2006 and 2007, respectively.

14.1.2

Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-6 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

14.1.3

Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

14.1.4

Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-3 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

14.1.5

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of 31 December 2007 are as follows:

	Capital	Operating
	leases	leases
2008	$300,863	$9,994,991
2009	199,958	6,364,603
2010	105,434	3,037,729
2011	40,456	753,667
beyond 2011	—	342,984
Total minimum lease payments	$646,711	$20,493,974
Less: Amount representing interest	(43,155)
Present value of net minimum capital lease payments	603,557
Less: Current installments of obligations under capital leases	(277,704)
Obligations under capital leases, excluding current installments	$325,853

The related assets for capital leases are included under vehicles in property, plant and equipment in the consolidated balance sheets.

14.1.6	Rental expense for all operating leases for the years ended 31 December 2005, 2006 and 2007 was US$ 10,228,316, US$ 12,510,436 and US$ 14,291,084, respectively.

15.	Derivatives financial instruments

15.1.1

The Company frequently enters into foreign currency forward and option contracts to hedge inter company and end customer receivables, both anticipated and firm commitments. These contracts are entered into to mitigate foreign currency risk caused by changes in exchange rates and are used to hedge these inter company and end customer receivables. At 31 December 2007, the Company’s foreign currency contracts mature within one to twenty nine months.

Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, the forward contracts are highly effective in hedging the cash flows of the Company’s inter company and end customer receivables. These forward contracts also meet the criteria for cash flow hedge accounting treatment and, accordingly, part of revaluation gains or losses on these forward contracts are included in other comprehensive income (loss) and are recognized in the consolidated statement of income based on occurance of the underlying transaction.

For forward contracts designated as a cash flow hedge, the hedge effectiveness is assessed based on changes in fair value

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

attributable to changes in spot prices and accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward or futures price would be excluded from assessment of hedge effectiveness and recognised in consolidated statements of income together with any ineffective portion of the hedge.

At 31 December 2007, the Company had US$ 462,451 of net gains related to cash flow hedges deferred in Accumulated Other Comprehensive Income.

At 31 December 2007 US$ 390,968 of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges which were discontinued during the year because of non-occurence of forecasted transaction.

15.1.2	The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	2006	2007
Forward contracts, sell	USD	$182,564,103		$165,170,000
Forward contracts, sell	JPY	—	JPY	481,580,000
Forward contracts, sell	EURO	—	4,000,000
Foreign currency written options, sell	EURO	—	5,000,000
Foreign currency purchased options, sell	USD	—		$81,500,000
Foreign currency written options, net sell	USD	$19,500,000		$2,500,000

16.	Shareholders’ equity

Common shares

16.1.1

The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

16.1.2

In December 2005, pursuant to an Initial Public Offering of American Depositary Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares) for a net proceeds of US$ 117,021,852 (after adjusting for direct expenses relating to ADSs of US$ 8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

Retained earnings and dividends

16.1.3

Retained earnings as of 31 December 2006 and 2007 include profits aggregating US$ 4,389,546 and US$ 5,221,083, which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

16.1.4

The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with local regulations to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

17.	Employee stock compensation plans

17.1.1

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year and expire at the end of 5 years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003- Revised 2006” has come into force with effect from 21 June 2006.

The Company issued 200,000 Performance Linked options in May 2006 to certain Senior Management Personnel under the “Patni ESOP 2003-Revised 2006” Plan wherein vesting of options is dependant on achieving certain set targets.Vesting is triggered on achievement of the targets, but no lesser than 12 months after grant of options. Based on set targets, as at 31 December 2007, 70,000 options vested. Compensation cost is recognised on a cumulative catch up basis based on the assessment of probability of performance criteria being achieved.

17.1.2

The weighted average grant date fair values of options granted during the year ended 31 December 2005 and 2006 are US$ 3.10 and US$ 3.85 respectively.The weighted average grant date fair values of options granted during the year ended 31 December 2007 was US$ 3.58 for equity linked options and US$ 4.39 for ADR linked options respectively.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

17.1.3                  Stock options activity under the plan is as follows:

	Year ended 31 December 2006
			Weighted average
		Shares arising	remaining contractual
	Exercise price	out of options	life (months)

Outstanding at the beginning of the year	$ 3.16	1,759,550	67
	$ 5.51 - $7.35	2,574,007	75
	$ 8.71 - $10.25	851,710	86
Granted during the year	$ 7.29 - $10.93	1,968,750	90
Forfeited during the year	$ 3.16	(101,650)	—
	$ 7.35	(254,560)	—
	$ 8.71 - $10.93	(189,600)	—
Exercised during the year	$ 3.16	(414,934)	—
	$ 5.51 - $7.35	(68,520)	—
Outstanding at the end of the year	$ 3.16	1,242,966	56
	$ 5.51 - $7.35	2,420,927	65
	$ 8.37 - $10.93	2,460,860	81
Exercisable at the end of the year	$ 3.16	727,016	47
	$ 5.51 - $7.35	1,108,256	51
	$ 8.71 - $10.25	186,149	56

	Year ended 31 December 2007
			Weighted average
		Shares arising	remaining contractual
	Exercise price	out of options	life (months)

Outstanding at the beginning of the year	$ 3.16	1,242,966	56
	$ 5.51 - $7.35	2,420,927	65
	$ 8.37 - $10.93	2,460,860	81
Granted during the period (including 154,000 ADR linked options)	$ 7.55 - $11.18	425,000	90
Forfeited during the year	$ 3.16	(65,075)	—
	$ 5.51 - $7.35	(194,579)	—
	$ 8.71 - $11.18	(416,363)	—
Exercised during the year	$ 3.16	(594,065)	—
	$ 5.51 - $7.35	(140,479)	—
	$ 8.71 - $10.25	(3,442)	—
Outstanding at the end of the year	$ 3.16	583,826	47
	$ 5.51 - $7.35	2,085,869	53
	$ 7.55 - $11.18	2,466,055	71
Exercisable at the end of the year	$ 3.16	583,826	47
	$ 5.51 - $7.35	1,474,250	46
	$ 8.37 - $10.93	706,655	53

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

17.1.4               The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for the equity linked options.

Year ended	2006	2007
Dividend yield	0.59% - 0.63%	0.78%
Weighted average dividend yield	0.61%	0.78%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	6.45% - 7.85%	8.00% - 8.22%
Volatility	30.22% - 55%	32.84% - 42.32%
Weighted Average Volatality	37.96%	36.68%

17.1.5               The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for ADR linked options.

Year ended	2007
Dividend yield	0.65% - 0.79%
Weighted average dividend yield	0.76%
Expected life	3.5-6.5 years
Risk free interest rates	4.25% - 475%
Volatility	34.32%44.07%
Weighted average volatility	38.80%

17.1.6               The aggregate intrinsic value of options exercised during the years 2005, 2006 and 2007 was US$ 2,914,354, US$ 2,420,290 and US$ 4,160,153 respectively and the aggregate fair value of options vested during the years 2005, 2006 and 2007 was US$ 1,750,742, US$ 2,534,827 and US$ 4,850,500 respectively. As of 31 December 2007 and 2006 the options outstanding under the plan had intrinsic value of US$ 2,984,374 and US$ 13,235,201 respectively and options exercisable under the plan had an intrinsic value of US$ 2,885,587 and US$ 6,566,550 respectively. The method used to estimate the expected term of the instruments in our option valuation model is the ‘Simplified Method’ as per SAB 107.

17.1.7               The compensation expense recognized for the year ended ended 31 December 2006 is US$ 1,668,108 as cost of revenues and US$ 2,315,963 as selling, general and administrative expenses. The compensation expense recognized for the year ended 31 December 2007 is US$ 1,832,103 as cost of revenues and US$ 2,841,180 as selling, general and administrative expenses, respectively.

As on 31 December 2007 the total compensation cost related to non-vested awards not yet recognized is US$ 3,976,472 and the weighted average period over which it is expected to be recognized is 22 months.

17.1.8               During the year ended 31 December 2007 the company granted 425,000 options (including 154,000 ADR linked options) of which 53,000 options were valued using the Binomial Model.

The fair value of options granted after 1 April 2007 is estimated on the date of grant using the Binomial model with the following assumptions for equity linked options.

Year ended	31 December 2007
Dividend yield	07%-0.8%
Expected life	3.5-6.5 years
Risk free interest rates	7.93% - 8.01%
Volatility	38.2% - 38.3%

18.                               Income Tax

18.1.1               Total income tax for the year ended December 2005, 2006 and 2007 were allocated as follows:

For the year ended 31 December	2005	2006	2007
Income from operations	$13,802,583	$47,691,763	$21,783,963
Shareholders’ equity, for
- unrealized holding gain/loss on investment securities	261,520	1,076,106	(424,845)
- pension	194,848	(305,835)	118,638
- gratuity	—	(17,820)	(71,454)
- tax benefit arising on exercise of stock options	(136,816)	317,028	(442,165)
Goodwill and intangible assets	(3,351,045)	(340,366)	(235,057)
Total	$10,771,090	$48,420,876	$20,729,081

18.1.2               Income tax expense attributable to income from continuing operations consists of the following:

For the year ended 31 December	2005	2006	2007
Current taxes
Domestic	$1,787,316	$1,655,461	$9,186,360
Foreign	13,904,560	41,691,833	22,727,637
	15,691,876	43,347,294	31,913,997
Deferred taxes
Domestic	(91,396)	(336,467)	(5,731,246)
Foreign	(1,797,897)	4,680,936	(4,398,789)
	(1,889,293)	4,344,470	(10,130,035)
Total	$13,802,583	$47,691,763	$21,783,963

Pre-tax income from domestic and foreign operations is set out below:

For the year ended 31 December	2005	2006	2007
Pre-tax income
Domestic	58,644,162	71,188,552	110,443,904
Foreign	16,025,097	35,753,981	25,315,553
Total	$74,669,259	$106,942,533	$135,759,457

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

18.1.3               The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2006	2007
Deferred tax assets:
Accrued expenses and provisions	$8,794,129	$12,027,255
Accounts receivable	867,320	673,881
Deferred revenue	146,010	431,829
Carry forward business and other losses	501,719	2,736,959
Payroll taxes and interest on payroll and corporate taxes	4,394,379	5,941,881
ESOP compensation costs	705,135	1,451,337
Others	1,015,345	—
Mat Credit Entitlement	—	7,209,533
Gross deferred assets	16,424,037	30,472,674
Less: Valuation allowance	(501,719)	(934,150)
Total deferred tax assets	$15,922,318	$29,538,524
Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	(846,115)	(1,512,755)
Property, plant and equipment	(855,386)	(2,862,844)
Undistributed earnings of US branch	(1,892,887)	(1,806,178)
Unrealised gain on available for sale securities	(1,520,939)	(1,078,481)
Intangible assets	(3,695,708)	(3,839,354)
Tax deduction available for notional interest deduction	(321,119)	(499,851)
Tax deductible Goodwill	—	(195,190)
Others	(32,383)	(191,514)
Total deferred tax liabilities	(9,164,537)	(11,986,168)
Net Deferred tax assets	$6,757,781	$17,552,356
Classified as
Deferred tax assets
Current	$10,240,528	$6,879,161
Non current	370,529	12,479,374
Deferred tax liabilities
Current	108,637	—
Non current	3,744,639	1,806,178
Net Deferred tax assets	$6,757,781	$17,552,356

18.1.4               In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions curently available to the company, in making this assessment. Based on the level of historical taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2005, 2006 and 2007 aggregated US$ 16,336,603, US$ 29,143,691 and US$ 34,905,541 respectively.

18.1.5               Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of 2006 and 2007 aggregating US$ 4,688,485 and US$ 4,732,486 respectively has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of 31 December 2007, the undistributed earnings of these subsidiaries were approximately US$ 31,549,905.

18.1.6               The net change in the year 2005 is attributable to reversal of valuation allowance on carry forward losses of Patni Telecom (which was acquired during the year 2004) aggregating US$ 2,918,367 and reversal of valuation allowance of US$ 67,623 on impairment of leasehold land. The net change in valuation allowance in the year 2006 is mainly on account of deferred tax created on business loss of Japan branch for the year 2006 aggregating to US$ 501,719. The net change in valuation allowance in the year 2007 is mainly on account of deferred tax created on business loss of Australia branch aggregating to US$ 370,305.

18.1.7               The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

	2005	2006	2007
Income before income taxes	$74,669,259	$106,942,533	135,759,457
Weighted average enacted tax rate in India	34.39%	33.66%	33.91%
Computed expected income tax expense	$25,680,625	$35,996,857	$46,032,638
Effect of: Income exempt from tax	(21,756,426)	(29,673,705)	(32,290,707)
Changes in valuation allowance	(67,623)	501,719	370,305
Non deductible expenses	1,866,968	5,767,090	792,881
US State taxes, net of federal tax benefit	787,336	1,698,868	1,407,693
Branch taxes	6,461,722	5,928,986	8,162,897
Foreign income taxed at different rates	(105,635)	(12,403)	194,339
Change in statutory tax rate on deferred taxes	(16,432)	—	(22,301)
Profit on sale of investments taxed at other than statutory rate	(261,606)	(571,740)	(2,047,266)
Change to prior year estimates	—	27,401,735	—
Others	1,213,654	654,356	(816,516)
Reported income tax expenses	$13,802,583	$47,691,763	$21,783,963

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

18.1.8               Upon acquisition of Patni Telecom, the Company was entitled to utilize tax benefits on carry forward business losses of Patni Telecom. Based on preliminary projections of future taxable income and tax planning strategies, management believed that there existed sufficient uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, the Company recorded a valuation allowance for the carry forward business losses of Patni Telecom. In 2005, the Company evaluated the expected realization of such carry forward losses and available tax planning strategies and believed that the Company would make sufficient profits in future years to set off the carry forward losses. Accordingly, the valuation allowance has been reversed and adjusted against goodwill.

18.1.9               A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2009. The aggregate effect on net income of the tax holiday and export incentive scheme were US$ 18,957,774, US$ 25,304,980 and US$ 28,931,047 for 2005, 2006 and 2007 respectively. Further, the per share effect was US$ 0.15, US$ 0.18 and US$ 0.20 for 2005, 2006 and 2007 respectively.

18.1.10         During the year 2005, the Company has sold leasehold land for a consideration of US$ 3,768,186 and recognised a gain on sale of US$ 3,285,169. As required by the Indian Income Tax law, the Company has reinvested the proceeds from this sale in prescribed securities for a period of three years so as to realize the gain on sale in a tax free manner.

18.1.11         The Company and some of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2006 that is anticipated to be completed by the end of 2008. As of 31 December 2007, the IRS has proposed no significant adjustments to the Company’s tax positions. The Company does not anticipate that adjustments resulting from this examination would result in a material change to its financial position. However, the Company anticipates that it is reasonably possible that no additional payment will be made by the end of 2008

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on 1 January 2007. As a result of the implementation of Interpretation 48, the Company recognized no increase/decrease in the tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at 1 January 2007	$41,701,814
Additions based on tax positions related to the current year	7,631,819
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—
Balance at 31 December 2007	$49,333,633

During the year ended 31 December 2007, the Company recognized US$ 3,520,294 in interest and penalties. As of 31 December 2007, the Company has US$ 9,264,295 of accrued interest and penalties related to uncertain tax positions.

We conduct our business globally, and, as a result, the Company and some of its subsidiaries file income tax returns in India, the U.S., and various foreign jurisdictions. The tax years ended 31 March 2000 to 31 March 2007 remain open to examination by the Indian tax authorities. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2002. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the third quarter of 2006. As of 31 December 2007, the IRS has proposed no significant adjustments to the Company’s tax positions. The Company does not anticipate that total unrecognized tax benefits will change significantly due to the settlement of audits or the expiration of statute of limitations prior to 31 December 2008.

As of 31 December 2007 the Company had US$ 46,023,702 of net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate if recognized.

19                               Retirement benefits to employees

Gratuity benefits

19.1.1               In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

19.1.2               Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprise of approved debt and other securities and deposits with banks.

19.1.3               With regard to Patni India and Patni Telecom India’s (formerly known as Cymbal Information Services Pvt. Ltd.) Gratuity Plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is 31 December.

At 31 December	2006	2007
Change in benefit obligation
Projected benefit obligation (“PBO”) at 1 January	$4,307,971	$4,482,982
Service cost	982,652	1,091,201
Interest cost	329,613	401,351
Translation loss/(gain)	178,931	621,133
Actuarial loss	(583,370)	493,318
Benefits paid	(732,815)	(781,725)
PBO at 31 December	4,482,982	6,308,260
Fair value of plan assets as at 1 January	4,790,090	5,308,811
Actual return on plan assets	273,829	322,368
Employer contributions	873,430	253,798
Benefits paid	(732,815)	(781,725)
Translation gain	104,277	695,302
Plan assets at 31 December	5,308,811	5,798,553
Funded status	825,829	(519,063)
Accumulated benefit obligation	2,353,522	4,309,009
Amounts recognized in the consolidated balance sheets consists of:
Prepaid benefit cost (included in ‘other assets’)	$(918,045)	—
Provision for Gratuity (included in ‘other current liabilities’)	1,513	10,714
Provision for Gratuity (included in other liabilities)	90,703	508,349
	$(825,829)	$519,063

19.1.4               Key weighted average assumptions used to determine the benefit obligation were as follows:

	2006	2007
Discount rate	8.85%	9%

For the actuarial valuation at 31 December 2007 and 2006, compensation levels have been assumed to increase at 15% p.a. for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long- term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

19.1.5               Net periodic gratuity cost included the following components:

Year ended 31 December	2005	2006	2007
Service cost	$919,286	$982,652	$1,091,201
Interest cost	302,722	329,613	401,351
Expected return on assets	(276,826)	(378,065)	(416,245)
Amortization	99,371	41,284	(920)
Net gratuity cost	$1,044,553	$975,484	$1,075,387

19.1.6                Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2005	2006	2007
Discount rate	7.50%	8.00%	8.85%
Expected return on assets	7.50%	7.50%	7.50%

For the actuarial valuation at 31 December 2007 and 31 December 2006, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter. For determining the net periodic cost for the year ended 31 December 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter.

19.1.7               Patni’s expected contribution to gratuity fund for the calendar year 2008 is US$ 645,071. The expected benefit payments for next ten years are as follows:

Expected benefit payments
2008	$1,458,648
2009	$1,549,048
2010	$1,728,825
2011	$1,936,031
2012	$2,102,867
2013 - 2017	$6,989,140

Pension benefits

19.1.8               Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. These plans are not funded.

19.1.9               With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

dates used to measure benefit obligation is 31 December for each fiscal year.

At 31 December	2006	2007
Change in benefit obligation
PBO at 1 January	$1,868,072	$1,909,302
Service cost	66,718	71,175
Interest cost	148,860	181,987
Translation loss/(gain)	37,573	245,816
Actuarial loss/(gain)	(211,921)	(61,101)
Benefits paid	—	(37,156)
PBO at 31 December	1,909,302	2,310,023
Funded status	(1,909,302)	(2,310,023)
Accumulated benefit obligation	$1,327,907	$2,310,023

19.1.10         Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	2006	2007
Discount rate	8.85%	9%
Increase in compensation levels	10%	0%

19.1.11         Net periodic pension cost of Patni India pension plan included the following components:

Year ended 31 December	2005	2006	2007
Service cost	$52,950	$66,718	$71,175
Interest cost	131,830	148,860	181,987
Amortization	137,066	—	—
Net pension cost	$321,846	$215,578	$253,162

19.1.12         Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended 31 December	2005	2006	2007
Discount rate	7.5%	8%	8.85%
Rate of compensation increase	10%	10%	10%

19.1.13         Patni’s expected contribution for the calendar year 2008 is US$ 153,413. The expected benefit payments for next ten years are as follows:

2008	$153,413
2009	$153,413
2010	$153,413
2011	$153,413
2012	$153,413
2013 – 2017	$997,183

Expected benefit payments

19.1.14         With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is 31 December for each fiscal year.

As at 31 December	2006	2007
Change in benefit obligation
PBO at 1 January	$5,716,530	$6,071,754
Service cost	171,332	191,148
Interest cost	284,566	327,036
Translation loss/(gain)	110,751	774,259
Actuarial loss/ (Gain)	(211,425)	(270,312)
PBO at 31 December	6,071,754	7,093,885
Funded status	(6,071,754)	(7,093,885)
Accumulated benefit obligation	$4,147,099	$4,004,314

19.1.15         Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

	2006	2007
Discount rate	5.0%	4.50%
Increase in compensation levels	10%	10%

19.1.16         Net periodic pension cost of Patni USA pension plan included the following components:

Year ended 31 December	2005	2006	2007
Service cost	$117,766	$171,332	$191,148
Interest cost	234,240	284,566	327,036
Amortization	713,714	196,139	44,169
Net pension cost	$1,065,720	$652,037	$562,353

19.1.17         Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended 31 December	2005	2006	2007
Discount rate	5.0% per annum	5% per annum	5% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

19.1.18         Net periodic amount included in Other comprehensive Income consisted of actuarial (gain)/Loss. Amount recognised in net periodic employee benefit costs from other comprehensive Income in the current year amount to US$ 43,249, expected amortisation out of Other comprehensive Income in 2008 is US$ 151,689.

Provident fund

All employees of Patni India and Patni Telecom India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

Patni contributed US$ 2,613,644, US$ 3,895,116 and US$ 4,145,932 to the Provident Fund Plan in 2005, 2006 and 2007 respectively.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

20                                 Segment Information

20.1.1               SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

20.1.2               Industry segments of the Company comprise financial services, insurance services, manufacturing companies, communications media and entertainment, technology services (comprising independent software vendors and product engineering) and others such as energy and utilities, retail, logistics and transportation. The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant & equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant & equipment and their services are used interchangeably between segments.

Until 31 December 2006, the Company reported Product Engineering Services (PES) and Independent Software Vendors(ISV) as separate industry segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. Effective 1 January 2007, the Company has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients. (ii) leveraging the domain skills and platform skills to provide end-to-end solutions. Segment data for previous period have been reclassified to conform to current period presentation.

20.1.4               Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services. Substantial portion of Patni’s long lived assets are located in India.

20.1.5               Based on the economic characteristics of the telecommunication business segment the company has renamed the segment as communications, media and entertainment.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

20.1.6 Industry segments

				Communication,
	Financial			Media &	Product
Particulars	Services	Insurance	Manufacturing	Entertainment	Engineering	Others	Total
	31 December 2005
Revenues	$72,185,157	$124,885,014	$98,655,217	$68,860,317	$56,438,107	$29,308,120	$450,331,932
Accounts receivables, net	13,627,715	16,468,689	17,230,008	9,089,355	11,345,994	6,659,400	$74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(188,409)	(383,407)	(758,503)	(451,553)	(277,144)	(291,330)	$(2,350,346)
Advance from customers	(1,208,504)	(94,910)	(71,927)	—	(1,688)	(12,928)	$(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,577,862	5,148,267	3,553,636	9,163,047	4,632,132	1,019,150	$26,094,094

	31 December 2006
Revenues	$88,360,525	$134,513,555	$125,395,979	$109,204,432	$82,457,792	$38,918,599	$578,850,882
Accounts receivables, net	16,469,861	21,301,154	26,507,789	22,694,977	16,927,759	11,716,964	$115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(207,662)	(211,665)	(727,686)	(489,852)	(818,284)	(869,432)	$(3,324,581)
Advance from customers	(4,833)	(18,172)	(121,713)	—	(38,721)	(2,529)	$(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,425,124	1,017,735	4,756,834	10,414,219	2,445,959	1,774,474	$22,834,345

	31 December 2007
Revenues	$93,725,976	$156,608,255	$157,413,791	$89,387,331	$111,063,050	$54,713,266	$662,911,669
Accounts receivables, net	17,458,013	27,515,894	35,482,616	19,919,098	21,762,194	14,233,868	$136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(322,417)	(337,306)	(1,429,386)	(418,269)	(772,703)	(275,163)	$(3,555,245)
Advance from customers	(189,649)	(400,875)	(135,283)	(82,437)	(288,354)	(140,638)	$(1,237,237)
Cost and estimated earnings in excess of billings on uncompleted contracts	3,644,377	1,907,851	9,243,504	7,945,259	6,217,741	3,458,660	$32,417,391

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

20.1.7                  Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total
	31 December 2005
Revenues	$381,887,038	$41,055,863	$19,362,908	$1,442,292	$6,583,831	$450,331,932
Accounts receivables, net	59,329,356	11,315,359	2,204,954	167,705	1,403,787	$74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,456,655)	(731,554)	(162,137)	—	—	$(2,350,346)
Advance from customers	(1,333,823)	—	—	(2,021)	(54,113)	$(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	20,216,375	2,424,521	2,846,253	149,507	457,438	$26,094,094

	31 December 2006
Revenues	$467,907,248	$67,281,267	$21,827,569	$2,367,695	$19,467,103	$578,850,882
Accounts receivables, net	84,143,450	24,949,728	3,441,415	1,562,956	1,520,955	$115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,658,212)	(914,024)	(675,485)	(60,767)	(16,093)	$(3,324,581)
Advance from customers	(132,511)	(20,580)	(3,367)	(3,356)	(26,154)	$(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	11,488,904	8,518,364	1,348,568	172,637	1,305,872	$22,834,345

	31 December 2007
Revenues	$516,438,299	$97,712,926	$20,044,614	$5,376,202	$23,339,629	$662,911,669
Accounts receivables, net	100,096,293	28,257,749	2,915,162	1,245,098	3,857,380	$136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,833,086)	(624,628)	(839,150)	(172,146)	(86,233)	$(3,555,245)
Advance from customers	(1,054,657)	(98,860)	(73,768)	(9,952)	—	$(1,237,237)
Cost and estimated earnings in excess of billings on uncompleted contracts	19,824,710	8,047,805	1,894,379	268,574	2,381,923	$32,417,391

20.1.8              One customer accounted for 22%, 15% and 12% of the total revenues for the year ended 31 December 2005, 2006 and 2007, respectively. Net receivables from this customer as at 31 December 2006 and 2007, amounted to 12% and 9% of the total net receivables, respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 12%, 10% and 9% of the total revenues for the years ended 31 December 2005, 2006 and 2007, respectively. Net receivables for this customer as at 31 December 2006 and 2007, amounted to 4% and 6% of the total net receivables respectively.

21                                Foreign exchange (gain)/loss

Aggregate foreign exchange (gain)/loss for the years ended 31 December 2005, 2006 and 2007 amounted to US$ 4,218,141, US$ 3,456,706 and (US$ 23,350,920) respectively. Foreign exchange loss amounting to US$ 2,524,996, US$ 708,780 and US$ Nil for the years ended 31 December 2005, 2006 and 2007 respectively, have been included in “Other (expense)/income, net” in the consolidated statements of income.

22                                Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Year ended 31 December	2005	2006	2007
Common shares
Weighted average number of shares outstanding	125,736,592	137,957,477	138,660,785
Effect of dilutive equivalent shares-stock options outstanding	1,721,040	947,383	909,148
Weighted average number of equity shares and dilutive equivalent shares outstanding	127,457,632	138,904,860	139,569,933

Options to purchase Nil, 2,630,860 and 1,992,055 equity shares were outstanding during the year ended 31 December 2005, 2006 and 2007, respectively, but were not included in the computation of diluted earnings per share because the

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

exercise price of the options was greater than the average market price of the equity shares.

23                                  Related party transactions

23.1.1                Patni has various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd, PCS Cullinet, PCS Finance, Ashoka Computers - all affiliates, directors of Patni and their relatives. Such transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions.

23.1.2                Expenses

Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred for the same were US$ 266,325, US$ 127,748 and US$ 93,725 for the years ended 31 December 2005, 2006 and 2007, respectively. Amounts payable with respect to these obligations as at 31 December 2006 and 2007 were US$ 14,495 and US$ 13,799 respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at 31 December 2006 and 31 December 2007 were US$ 107,203 and US$ 120,478 respectively.

23.1.3                Patni has given donations to a public charitable trust, the trustees of which include a director of the Company and his relatives. The donations paid during the years ended 2005, 2006 and 2007 were US$ 56,699, US$ Nil and US$ Nil, respectively.

Due from employees

23.1.4                Patni grants personal loans to eligible employees, either for housing or personal purposes and advances to meet initial conveyance and living expenses. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans and advances are repayable in equal installments over periods ranging from 6-60 months. Interest on these loans and advances is charged at 0- 7.5%. Loans outstanding at 31 December 2006 and 2007 were US$ 267,328 and US$ 620,271 respectively.

23.1.5                Patni USA, Patni UK, Patni GmbH, Patni Telecom and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses. Such loans and advances are repayable over a period of 6 months. Interest charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at 31 December 2006 and 2007 were US$ 2,427,797 and US$ 2,736,703 respectively.

23.1.6                Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement.

24                                  Line of Credit

The Company has an overall Line of Credit of Rs. 140,000,000 (US$ 3,160,984) and Rs. 610,000,000 (US$ 15,478,305) as of 31 December 2006 and 2007, respectively, from its bankers for various requirements such as pre & post shipment loan, Export Bill Discounting, Overdrafts, Working capital demand loan, Financial Guarantees, Guarantees - Bid Bond / Performance,etc. These facilities bear interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the company. Patni Inc and Patni Telecom have a line of credit of US$ Nil and US$ 2,000,000 as of 31 December 2006 and 2007, respectively, each for meeting the working capital requirements bearing interest at Bank Prime rate less 1%. This facility has not been availed as of 31 December 2007. In addition Patni Inc has a facility for issuance of Letters of credit to the extent of US$ Nil and US$ 500,000 as of December 2006 and 2007, respectively.

25                                  Commitments and Contingencies

25.1.1                The Company is obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated US$ 31,907,505 and US$ 33,395,547 at 31 December 2006 and 2007 respectively.

25.1.2                Guarantees given by a bank on behalf of Patni amounted US$ 1,204,985 and US$ 3,857,802 as at 31 December 2006 and 2007, respectively and letter of credit issued by bank was US$ Nil and US$ 1,472,183 as at 31 December 2006 and 2007 respectively.

25.1.3                In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs. 630.17 million, including an interest demand of approximately Rs. 186.85 million (US$ 15,990,012 including an interest demand of approximately US$ 4,734,311) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until 31 December 2007, the Company has deposited a sum of Rs. 269.17 million (US$ 6,829,927). Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management believes that the disallowance is not tenable and management therefore is confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Subsequently, in February 2008 the Company has received a order from the Commissioner of Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A. The Company has received the refund of taxes paid after adjustment of the new demand for the assessment year 2002-03.

In December 2007, the Company received another demand, of Rs. 261.70 million inclusive an interest demand of approximately Rs. 139.88 million (US$ 6,640,524 including an interest demand of approximately US$ 3,549,285) for the assessment year 2002-03. The new demand concerns the same issue of disallowance of tax benefits under Section 10A.

In the opinion of management, and based on advice received, the demand is not tenable against the Company and the company has already filed an appeal with the appellate authority.

Subsequently, in March 2008 the Company has received a order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A. The total amount paid till March 2008 of Rs. 261.70 million (US$ 6,524,633) is receivable as refund.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

26                                  Fair value of financial instruments

The fair value of Patni’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements. The fair value and carrying value of capital lease obligations is set out below:

Capital lease obligations	Fair Value	Carrying value
At 31 December 2006	$655,088	$691,791
At 31 December 2007	$578,708	$603,557

Risk Management

“Growth means change and change involves RISK, stepping from the known to the unknown”

The risk management function is integral to the Company and its objectives include ensuring that critical risks are identified continuously, monitored and managed effectively in order to protect the Company’s businesses.

Framework

Patni has adopted an integrated risk management framework that enables continuous identification, assessment, monitoring and management of the organization’s risks. The audit committee of the board monitors the risk management framework to provide direction to the management. The framework is designed to identify and assess risks at the operational as well as entity level. The mitigation plan is designed based on management’s response to the assessed risks. The risk framework seeks to address the following key risks.

Business Risks

Being the driver of the Company’s strategy, the top management is well acquainted with the risks inherent to the software development business and the risks emerging from its strategic decisions. Therefore, top management plays a significant role in addressing business risks. These risks can be classified as follows:

Concentration of Service Offerings

We derive a significant proportion of our revenues from insurance, manufacturing and financial services verticals. A breakdown of the industries is as follows:

Year 2005

Year 2006

Year 2007

The Company has demonstrated strong domain knowledge, a large scalable operation and a full services capability from multiple service lines including application development and maintenance, enterprise application systems, infrastructure management services, and business process outsourcing. The Company endeavors to enhance its portfolio of industry segments and service offerings.

Client Concentration

A significant proportion of the Company’s revenues are derived from a small number of customers, of which GE is the largest. While maintaining a strong relationship with GE, the Company has made continuous efforts to obtain larger business from other customers. In 2007, GE revenues were less than the previous year’s levels, while the revenues from all our other clients grew by 18.0%. Revenues from clients outside the top 10 grew by 28.5% in 2007 as compared to 2006. Thereby, the share of business from GE reduced from 22.1% in 2005 to 14.6% in 2006 to 11.8% in 2007.

Country Concentration

Patni primarily derives its revenues from the U.S geography. With slowdown in the recent trend of economy in the U.S., cycle times of technology spending by clients maybe elongated. This may negatively impact the Company’s business by lowering the demand for its services. The Company therefore continues to focus on market expansion in Europe and other emerging markets. To achieve this, the Company has augmented its sales teams and opened new offices and establishments in some of these regions. Our U.S. based revenues grew by 10.4% whereas revenues from other regions grew by 32.0% in 2007.

The following is the geography-wise break-up of revenues for 2005, 2006 and 2007:

Year 2005

Year 2006

Year 2007

Scanning the Competitive Environment

The Company operates in a highly competitive environment. It faces competitive pressure from Indian IT services companies, multinational IT services companies, in-house IT departments, consulting firms, other countries such as China and Philippines and intermediaries. The Company has expanded its business in recent years through development, enhancement and acquisition of new service offerings and industry expertise and broadening of geographic presence. Patni strives to provide customers with superior solutions, by continuously developing technology intensive and innovative solutions.

In order to enhance market focus and to address customer requirement the company has embarked upon value added service offering. To address such offering the company has created a new unit named Customer Dynamics and Intelligence which involves value added selling in CRM, BI and EAI space.

The Delivery Innovation group is focused on operational excellence and serving customers in the most efficient manner. This group’s activities include developing and refining methodologies, tools and techniques, implementing metrics, improving estimation processes and adopting new technologies.

Business Models and Structure

Patni offers a wide spectrum of services in several industry and technology practices. The Company is continuously working towards enhancing the number of industry segments and service lines to manage revenue concentration and excessive dependence on any one industry practice, technology practice or service lines. The Company currently derives approximately 32.4% of its revenues from fixed price contracts, as compared to 35.2% in the previous year. All fixed price contracts are monitored closely to ensure that all contractual obligations and project deadlines are met and to mitigate the delivery risk. Patni has a dedicated enterprise risk management team that focuses on project delivery risks. It identifies the critical projects and monitors the delivery risks faced in relation to such projects. The Company faces potential risks arising out of political instability, changes in the currently favorable policies of the government towards the software sector, etc. The Indian government has recognized the global competitiveness of the Indian software industry and continues to adopt progressive policies to encourage sustainable growth of the industry.

Accounts Receivable

The Company’s receivables position, measured in terms of days’ sales outstanding, is at about 73 days. The Company primarily has Fortune 1000 customers and hence carries low credit risks. In case of non Fortune 1000 customers, the Company undertakes suitable credit assessments to secure itself from credit defaults and bad debts on account of such customers. The Company has suitably streamlined its processes to develop a more focused and aggressive receivables management system to ensure timely collections.

Existence and adequacy of Internal Controls

The Company has a well defined internal control system that is adequate and commensurate with the size and nature of its business. Clear roles, responsibilities and authorities, coupled with robust internal information systems, ensure appropriate information flow to facilitate effective monitoring. Adequate controls are established to ensure that assets of the Company are safeguarded and transactions are executed in accordance with documented policies. Compliance with the above policies is monitored through regular internal audits of processes as well as underlying transactions. The Company has appointed independent audit firms as internal auditors. The Audit Committee periodically reviews their reports and recommendations. Action plans are agreed with the process owners to facilitate proper implementation of the recommendations. The auditors also conduct follow up reviews to report on the efficacy of the implementation process.

Risks emerging from nature of Financial Operations

Foreign Exchange Fluctuations

The Company earns revenues in various currencies, with revenues in US dollars comprising the bulk, whereas a significant part of costs is in Indian Rupee. This exposes the Company to risks arising out of fluctuations in the foreign exchange rates, especially in case of USD-INR. The Company seeks to reduce effect of such risks by using hedging instruments such as currency forwards and options. The treasury team focuses on mitigating foreign exchange fluctuation risks in accordance with the Forex policy framed by the Audit Committee in this regard.

Liquidity Management

The Company’s cash reserves and liquid assets are managed through efficient treasury operations. Patni is a nearly zero-debt Company except for a small exposure towards car leases . Its investment policy is driven by the objectives of i) ensuring adequate liquidity to meet any business exigency and ii) safety of its investments. Accordingly, the investible surpluses are deployed in debt mutual funds such as cash / liquid / liquid plus or short term debt funds. We also invest in fixed maturity plans of various tenors. The investments are governed by various prudential norms in order to mitigate risk and are made in accordance with the Investment policy framed by the Audit Committee in this regard.

Legal and Regulatory Risks

Conformity with Local Laws and Regulation

The Company has transnational operations, with a global workforce. This requires it to ensure that its diverse workforce is sensitive to and compliant with local laws. The Company has processes to make the workforce aware of local employment laws and significant legal requirements pertaining to work practices.

The Company has issued ADRs in the US and is listed on the New York Stock Exchange in December 2005. The company is exposed to regulatory requirements in the US. The Company is suitably represented by competent legal firms at different locations where it has its operations. These firms advise the Company on various requirements.

Directors and Officers Liability

Directors’ and Officers’ (D&O) liabilities are risks arising out of their commitments, statements and decisions which may result in legal liability to any third party. The Company has appropriately and sufficiently insured itself to mitigate such risks. In addition, there are internal policies, procedures and communications that guide the officers to act with proper diligence.

Contracts

Contractual risks may arise out of non-performance of contracts or any other breach in the contracts signed by the Company with its customers or other external entities. The Company has a centralized contract management cell that reviews contracts with the Company’s customers, key suppliers, business partners and associates. Suitable insurance covers including Errors & Omission and Commercial & General Liability have also been obtained. These insurances protect the Company from financial risks emanating from nonperformance of contractual obligations.

Taxation

The Company has trans-national operations. The Company operates in various geographies and is exposed to international tax laws including various elements of payroll taxes in such geographies. The Company is suitably represented by competent legal firms in such geographies where it has its operations. These firms advise the Company on various legal requirements. The Company takes a proactive approach and engages experts and consultants before the operations are set-up, so as to be compliant from initial stages itself.

Fixed Asset and Employee Insurance

The fixed assets and facilities of the Company are comprehensively covered under suitable insurance policies. The Company has taken mediclaim cover for employees and their dependants. The Company also covers them for personal accident, permanent disability and critical illness. In addition, the Company covers the risks associated with medical illnesses for employees traveling abroad on deputation onsite.

Intellectual Property

The Company has developed a comprehensive approach to protect itself against infringement of Intellectual Property (IP). The IP may belong to its customers, third parties or even to the Company. Processes are in place to protect the Company’s IP from misuse by third parties. At the same time, the Company has controls in place to ensure that it is not exposed to risks associated with the misuse of IP or technology products owned by third parties. In addition, the Company ensures that only licensed software is used in all its facilities. Further, the legal cell ensures that IP related issues are given due consideration while executing agreements with customers or third parties.

Conducive environment for employee retention and development

The Company operates in a sector, where human resources are the most critical resources in business. Its human resources division, the resource management team and the business units work closely with each other to ensure timely and effective recruitment to support the growing business needs of the Company. The skills and experience of employees are aligned with the job requirements on a continuous basis to ensure the most productive and efficient allocation of resources. The Company also conducts training programmes to continuously enhance technical and behavioural skills of its employees. The Company encourages functional movements to promote employee development and growth thereby helping the Company in its pursuit of employee retention and improved productivity.

The Company operates in a sector where attrition rates are high. It therefore may face the challenge of attracting and retaining professional and skilled talent to be able to continuously deliver a superior quality of service. Patni endeavours to attract and retain the best professional talent, by creating a professional work culture, by offering exciting growth opportunities and by exposing employees to new technologies through on-going training programmes. The Company also offers ESOPs to certain employees.

Leadership development and continuity

The Company has a leadership development framework called Leadership Excellence At Patni (LEAP) through which it identifies employees with leadership potential who can lead the Company during challenging and difficult times.

Technology obsolescence, business continuity and disaster recovery planning

The Company could face problems with its existing infrastructure such as unavailability of internet, voice and international links, power failures, network systems failures, etc. which could adversely impact the delivery of services. Each development centre is connected to the national backbone built with high speed multiple data links from multiple vendors. The national backbone is designed with state-of-the-art technologies and protocols. The Company has several links to US Data Centers, using different routes provided by multiple service providers. Redundancy in data centre and communications room for air-conditioning, UPS, generators, power supply, fiber optic back bone for connecting LAN switches and a 24x7 tracking and monitoring system ensures that standby mechanisms take over immediately whenever any mission critical system breaks down. For mission critical systems and application the Company is using the high end blade and cluster servers with built-in high availability and redundancy. Company has also started deploying Virtualization technology to get advantage of better utilization of IT assets and efficient recovery of servers and applications. The Company’s IT infrastructure is being monitored with the help of state-of-art monitoring applications with automatic notification and escalation mechanism. There is also a 24x7 on-site team operating out of Global Visibility Center (GVC), which provides online support to the Company IT infrastructure. The Company has a very efficient multi tier virus tracking and scanning system to ensure a virus free environment. The Company has deployed multi tier security mechanism to protect Company’s IT infrastructure from malicious users. Multi-tier clustered firewalls and intrusion prevention and/or detection systems are in place at all internet gateways to ensure adequate safety to all the Company’s systems and to prevent hacking.

The Company has reviewed and further strengthened its Disaster Recovery and Business Continuity Plans (DR/BCP) for all its operations over the last fiscal year. Periodic reviews are carried out to ensure that all the DR/BCP compliance requirements are met. Mock drills and audits are conducted to ensure the currency of the DR/BCP plans. The logical security of information systems is adequate and reviewed regularly since new threats occur every day. The security audit and architecture organization was strengthened with adoption of the ISO27001 standard for information security to further enhance the security processes. Once in a year company carries out independent third party assessment of Security called as Vulnerability assessment and Penetration testing or Ethical Hacking.

Recommendations and Remediation are implemented on the basis of the impact of the vulnerability. Data backups are taken daily and stored in fireproof safes. Backups are stored at secured remote locations. The Company has ensured un-interrupted power supply to all its development and data centers by deploying adequate redundant power sources to take care of power outages. The Company has deployed technologies like Storage Area Network (SAN) to ensure high availability of its own data.

Patni World-wide

NORTH AMERICA

Patni Americas, Inc.

One Broadway

Cambridge, MA 02142.

Tel: +1 617-914-8000

Fax: +1 617-914-8200

E-mail: patni-usa@patni.com

Patni Americas, Inc.

11260 Chester Road, Suite # 600

Spectrum Office Tower

Cincinnati, OH 45246.

Tel: +1 513-772-2072

Fax: +1 513-772-5082

E-mail: patni-usa@patni.com

Patni Americas, Inc.

5901 Peachtree Dunwoody Road NE

Suite B-390

Atlanta, GA 30328.

Tel: +1 770-395-0300

Fax: +1 770-395-9911

E-mail: patni-usa@patni.com

Patni Americas, Inc.

222 W Las Colinas

Suite 742 E

Irving, TX 75039.

Tel: +1 972-401-4800

Fax: +1 972-401-4801

E-mail: patni-usa@patni.com

Patni Americas, Inc.

1521 California Circle

Milpitas, CA 95035.

Tel: +1-408-934-4800

Fax: +1-408-935-9690

E-mail: patni-usa@patni.com

Patni Americas, Inc.

Harborside Plaza 5

Suite 2910, 29th Floor

Jersey City, NJ 07311.

Tel: +1 201-680-7600

Fax: +1 201 680-2180

E-mail: patni-usa@patni.com

Patni Life Sciences, Inc.

1170, US Highway 22 East

Bridgewater, NJ 08807.

Tel: +1 908-255-1600

Fax: +1 908-725-8999

E-mail: patni-usa@patni.com

Patni Americas, Inc.

Southfield, MI 48076.

Tel: +1 248-663-4098

Fax: +1 248-663-4029

E-mail: patni-usa@patni.com

Patni Americas, Inc.

1400 Opus Place

Suite 525, Downers Grove

IL 60515.

Tel: +1 630-874-1801

Fax: +1 630-271 9296

E-mail: patni-usa@patni.com

Patni Americas, Inc.

940 South Coast Drive

Suite 175

Costa Mesa, CA 92626.

Tel: +1 714-241-9555

Fax: +1 714-241-9556

E-mail: patni-usa@patni.com

Patni Americas, Inc.

205 N. Main Street

Bloomington, IL.

Tel: +1 309-823-4000

E-mail: patni-usa@patni.com

CANADA

Patni Americas, Inc.

Telsec Business Centres

Suite 1801, 1 Yonge St

Office 21A, Toronto Star Building

Toronto, Ontario M5E 1W7.

Tel: +1 416-214-7840

Fax: +1 416-369-0515

E-mail: patni-usa@patni.com

EUROPE

Patni Computer Systems (UK) Ltd.

Vistacentre

50 Salisbury Road, Hounslow

Middlesex TW4 6JQ.

Tel: +44 20 8538 0120

Fax: +44 20 8538 0276

E-mail: patni-uk@patni.com

Patni Computer Systems (UK) Ltd.

22 Upper Grosvenor Street

London W1K 7PE.

Tel: +44 (0) 207 629 4243

Fax: +44 (0) 207 629 4263

E-mail: patni-uk@patni.com

Patni Computer Systems GmbH.

Bockenheimer Landstraße 17/19

60325 Frankfurt am Main

Germany.

Tel: +49 69 710 455-231

Fax: +49 69 710 455-450

E-mail: patni-germany@patni.com

Patni Computer Systems Ltd.

Indien Filial, Kista Entre,

Knarrarnasgatan 7-9

164 40 Kista, Sweden.

Tel: +46 0 8 5229 1845

Fax: +46 0 8 5229 1846

E-mail: patni-sweden@patni.com

Patni Computer Systems Ltd.

Beech Avenue 54 - 80

1119 PW Schiphol-Rijk

The Netherlands.

Tel: +31 20 6586158

Fax: +31 20 6586111

E-mail: patni-nl@patni.com

APAC

Patni Computer Systems Ltd.

Akruti, MIDC Cross Road No 21

Andheri (E), Mumbai 400 093.

Tel: +91 22 6693 0500

Fax: +91 22 6693 0211

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Suite 202, 54 Miller Street

North Sydney, NSW 2060.

Tel: +61 2 8920 1122

Fax: +61 2 8920 1622

E-mail: patni-australia@patni.com

Patni Computer Systems Ltd.

Level 40, 140 William Street

Melbourne, VIC 3000.

Tel.: +61 03 9607 8371

Fax: +61 03 9607 8282

E-mail: patni-australia@patni.com

Patni Computer Systems Ltd.

55, SDF II, SEEPZ

Andheri (E), Mumbai 400 096.

Tel: +91 22 2829 1454

Fax: +91 22 2829 2764

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Electronic Sadan, No: III

TTC Industrial Area, Mhape

Navi Mumbai 400 701.

Tel: +91 22 2763 7000

Fax: +91 22 2761 9602

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Building Nos. 305 & 306, Sector No. II

Millennium Business Park, Mahape

Navi Mumbai 400 710.

Tel: +91 22 2778 3600

Fax: +91 22 2778 1086

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Patni Knowledge Park

IT 1 / IT 2, TTC Industrial Area

Thane-Belapur Road, Airoli,

Navi Mumbai 400 708.

Tel: +91 22 3917 5000

Fax: +91 22 3917 5002

E-mail: patni-airoli@patni.com

Patni Computer Systems Ltd.

Unit 5-8, Electronic Sadan III, MIDC

Bhosari

Pune 411 026.

Tel: +91 20 2710 5000

Fax: +91 20 2712 1882

E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

EL 31/10, “J” Block

MIDC, Bhosari, Pune 411 026.

Tel: +91 20 3985 6000

Fax: +91 20 2712 3396

E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

Level 0,1,2,5 & 6 Tower III

Cyber City, Magarpatta City, Hadapsar

Pune 411 013.

Tel.: +91 20 3984 2000

Fax: +91 20 3984 2082

E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

C-28, Sector 58

Noida 201301.

Tel: +91 120 3062 000

Fax: +91 120 2589 711

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-100, Sector 58

Noida 201301.

Tel: +91 120 3065 001

Fax: +91 120 3065 235

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-4/5, 3rd Floor, Logix Park

Sector 16, Noida 201301.

Tel: +91 120 2516 880-3

Fax: + 91 120 2516 890

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-78/9, GIDC Electronics Estate

Sector 25, Gandhinagar 382 016.

Tel: +91 79 2328 7000

Fax: +91 79 2328 7007

E-mail: patni-gnr@patni.com

Patni Computer Systems Ltd.

Sipcot IT Park

Old Mahabalipuram Road

Siruseri, Chennai 603 103.

Tel : +91 44 4744 4444

Fax: +91 44 4744 4445

E-mail: patni-chennai@patni.com

Patni Computer Systems Ltd.

43, Electronics City Phase 1

Hosur Road

Bangalore 560 100.

Tel: +91 80 4190 2100

Fax: +91 80 2852 7150

E-mail: patni-bangalore@patni.com

Patni Computer Systems Ltd.

Maximus Towers ‘2B’, III & IV Floors

Raheja Mindspace IT Park

Software Units Layout,

Madhapur, Hyderabad 500 081.

Tel: +91 40 3071 5000

Fax: +91 40 3071 5001

E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

5Q4-A1 & A2, Cyber Towers

Hitec City, Madhapur

Hyderabad 500 081.

Tel: +91 40 2311 9800

Fax: +91 40 2311 9801

E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

E-2 & E-3, Mariner Block, Phase-1

Vanenburg IT Park, Plot-17

Software Units Layout

Madhapur, Hyderabad 500 081.

Tel: +91 40 5000 9800

Fax: +91 40 5000 9801

E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

Japan Branch

Kudan Center Building 1F

4-1-7, Kudan-Kita, Chiyoda-ku

Tokyo 102-0073, Japan.

Tel: +81-3-3222-8031

Fax: +81-3-3222-8030

E-mail: patni-japan@patni.com

Patni Telecom Solutions Pvt Ltd.

Dubai Branch

Office No 3, 1st Floor

International Automotive Building

Plot No. 215-256, Umm Ramool

Dubai, UAE.

Tel: 971-4-2852826

Fax: 971-4-2859926

E-mail: patni-dubai@patni.com

Corporate Information

Board of Directors

Mr. Narendra K Patni, Chairman & CEO

Mr. Louis Theodoor van den Boog, Executive Director

Mr. Gajendra K Patni, Non-Executive Director

Mr. Ashok K Patni, Non-Executive Director

Mr. William O Grabe, Non-Executive Director

Mr. Arun Duggal, Independent Director

Mr. Pradip Shah, Independent Director

Mr. Ramesh Venkateswaran, Independent Director

Dr. Michael A Cusumano, Independent Director

Mr. Arun Maira, Independent Director

Mr. Abhay Havaldar, Alternate Director to Mr. William O Grabe

Company Secretary

Mr. Arun Kanakal

Bankers

Standard Chartered Bank

90 M G Road, Fort

Mumbai 400 001

India.

Investor Relations Office

Akruti Softech Park

MIDC Cross Road No. 21

Andheri (E) Mumbai 400 093

India.

Tel: +91 22 – 6693 0500

Fax: +91 22 – 2832 1750

e-mail: investors.redressal@patni.com

Registrars and Transfer Agents

Karvy Computershare Private Limited

Plot No. 17 - 24

Vittal Rao Nagar, Madhapur

Hyderabad 500 081

India.

Tel: +91 40 – 2342 0851–820

Fax: +91 40 – 2342 0814

e-mail: igkcpl@karvy.com

Auditors to the Company

BSR & Co.

KPMG House

Kamala Mills Compound

448, Senapati Bapat Marg

Lower Parel

Mumbai 400 013

India.

Tel: +91 22 – 3989 6000

Fax: +91 22 – 3983 6000

Registered Office

S-1A, F-1, Irani Market Compound

Yerawada, Pune 411 006

India.

Tel: +91 20 – 2669 3457

Fax: +91 20 – 2669 3859

Corporate Office

Akruti Softech Park

MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093

India.

Tel: +91 22 – 6693 0500

Fax: +91 22 – 2832 1750

NOTES

NOTES

NOTES

NOTES

This report is printed on 100% recycled paper

www.patni.com

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune-411 006.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirtieth Annual General Meeting of the Members of Patni Computer Systems Limited will be held at Hotel Le Meridien, R.B.M. Road, Opposite Pune Railway Station, Pune-411 001 on Thursday, 26 June 2008, at 11:30 a.m. to transact the following business:

Ordinary Business:

1.    To receive, consider and adopt the audited Balance Sheet as at 31 December 2007 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.

2.    To declare dividend on equity shares for the year ended 31 December 2007.

3.    To appoint a director in place of Mr. Arun Duggal, who retires by rotation and being eligible, offers himself for reappointment.

4.    To appoint a director in place of Mr. William Grabe, who retires by rotation and being eligible, offers himself for reappointment.

5.    To appoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration.

Special Business:

6.    Appointment of Branch Auditors

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution: “RESOLVED THAT pursuant to the provisions of sub-section 3 of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Board of Directors be and is hereby authorised to appoint M/s. MGI Revideco AB, Authorised Public Accountants, as Sweden Branch Auditors to hold office from the conclusion of this Meeting to the conclusion of the next Annual General Meeting and to fix their remuneration for auditing the accounts of the Company’s branch office at Sweden for the year ended 31 December 2007 and 31 December 2008.”

7.    Appointment of Mr. Louis Theodoor van den Boog as an Executive Director of the Company

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 198, 269 and 309 and other applicable provisions, if any, of the Companies Act, 1956, and subject to other approvals as may be necessary including the approval from the Central Government, the Members of the Company hereby accord its approval for the appointment of Mr. Louis Theodoor van den Boog as an Executive Director of the Company upto 31 March 2013 on the terms and conditions as set out in the Explanatory Statement.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to vary, alter or modify the different components of the remuneration as may be agreed by the Board of Directors and Mr. Louis Theodoor van den Boog.”

8.    Patni ESOP 2003 (Revised 2006) - Modification of Terms of Options – Repricing of Options

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended and other applicable provisions, if any, and subject to such consent, approval, permission, as may be required, the approval of the Company be and is hereby given for modification/repricing of Options (including ADR Linked Options), granted at market related price to the Employees of the Company (including Executive and Non-executive directors of the Company but excluding the Promoter Directors) under the Patni ESOP 2003 (Revised 2006) by reducing Exercise Price of each Option at Rs. 2/- (being face value of Share) per share and by reducing the number of Options granted to such Employees to be determined by the ‘Board’ which term shall be deemed to include the Compensation and Remuneration Committee or any other Committee which the Board may constitute to exercise its power, including the power conferred by this resolution for determining the number of Options to be reduced for each Employee as a result of the modification/repricing, be and is hereby authorised on behalf of the Company to do all such things, deeds and acts to give effect to this resolution.

RESOLVED FURTHER THAT the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to include the Compensation and Remuneration Committee or any other Committee which the Board may constitute to exercise its powers, including the powers conferred by this resolution) be and is hereby authorised on behalf of the Company to do all such things, deeds and acts and to execute and deliver all such instruments, documents, directions and writings and perform such other things as may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolution, including but not limited to, amending the Patni Stock Option Plan, making any filings in India, the United States or any other jurisdiction, with the stock exchanges and/or applicable regulatory authorities.

RESOLVED FURTHER THAT the equity shares and/or American Depositary Shares (“ADSs”) to be issued and allotted pursuant to the exercise of the Options shall rank pari passu in all respects with the then existing equity shares and/or ADSs of the Company.

RESOLVED FURTHER THAT the total number of Options to be issued/granted or the identification of classes of employees entitled to participate, the price, the appraisal process for determining eligibility of employees, and the maximum number of Options to be issued per employee and in the aggregate shall be decided by the Board in accordance with the Resolutions, the Patni ESOP 2003 (Revised 2006), the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended and any other applicable laws, rules, regulations and guidelines.”

9. Patni ESOP 2003 (Revised 2006) - Modification of Terms of Options – Repricing of Options

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended and other applicable provisions, if any, and subject to such consent, approval, permission, as may be required, the approval of the Company be and is hereby given for modification/repricing of Options (including ADR Linked Options) granted at market related price to the Employees of the Subsidiaries of the Company (including Executive and Non-executive directors of such Subsidiaries of the Company but excluding the Promoter Directors) under the Patni ESOP 2003 (Revised 2006) by reducing Exercise Price of each Option at Rs. 2/- (being face value of Share) per share and by reducing the number of Options granted to such Employees, to be determined by the ‘Board’ which term shall be deemed to include the Compensation and Remuneration Committee or any other Committee which the Board may constitute to exercise its power, including the power conferred by this resolution for determining the number of Options to be reduced for each Employee as result of the modification / repricing, be and is hereby authorised on behalf of the Company to do all such things, deeds and acts to give effect to this resolution.

RESOLVED FURTHER THAT the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to include the Compensation and Remuneration Committee or any other Committee which the Board may constitute to exercise its powers, including the powers conferred by this resolution) be and is hereby authorised on behalf of the Company to do all such things, deeds and acts and to execute and deliver all such instruments, documents, directions and writings and perform such other things as may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolution, including but not limited to, amending the Patni Stock Option Plan, making any filings in India, the United States or any other jurisdiction, with the stock exchanges and/or applicable regulatory authorities.

RESOLVED FURTHER THAT the equity shares and/or American Depositary Shares (“ADSs”) to be issued and allotted pursuant to the exercise of the Options shall rank pari passu in all respects with the then existing equity shares and/or ADSs of the Company.

RESOLVED FURTHER THAT the total number of Options to be issued/granted or the identification of classes of employees entitled to participate, the price, the appraisal process for determining eligibility of employees, and the maximum number of Options to be issued per employee and in the aggregate shall be decided by the Board in accordance with the Resolutions, the Patni ESOP 2003 (Revised 2006), the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended and any other applicable laws, rules, regulations and guidelines.”

29 April 2008	By Order of the Board
Corporate Office:
Akruti Softech Park,	Arun Kanakal
MIDC Cross Road No.21,	Company Secretary
MIDC, Andheri (East), Mumbai-400 093

NOTES:

1.     The Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956, in respect of the business under item nos. 6 to 9, is annexed hereto.

2.     A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

The Instrument appointing a Proxy, to be effective, must be duly filled, stamped and signed and must reach the Company’s Registered Office not less than 48 hours before the commencement of the Meeting.

3.     The Register of Members and the Share Transfer Books of the Company will be closed from 19 June 2008 to 26 June 2008 (both days inclusive) for the purpose of payment of dividend.

The dividend, if declared, will be paid on or after 30 June 2008 but within the statutory time limit of 30 days, to those Members entitled thereto whose names appear in the Register of Members of the Company as on 19 June 2008. In respect of shares held in dematerialized form in the Depository System, dividend thereon will be paid to the beneficial owners as per the list to be provided by the NSDL/CDSL, as on 19 June 2008.

All correspondence regarding shares of the Company should be addressed to the Company’s Registrar and Share Transfer Agent, Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad - 500 081.

4.     Members may avail of the facility for making nominations by nominating, in the prescribed form, a person to whom Member’s shares in the Company shall vest in the event of Member’s death. Interested Members may write to the Company / R & T Agent for the prescribed form.

5.     Queries, if any, on Accounts and Operations of the Company may please be sent to the Company seven days in advance of the Meeting so that the answers may be available at the Meeting.

6.     Members are requested to bring their personal copy of the Annual Report to the Meeting.

EXPLANATORY STATEMENT

Pursuant to Section 173(2) of the Companies Act, 1956

The following Explanatory Statement sets out all material facts relating to item nos. 6 to 9 of the accompanying Notice of the Annual General Meeting to be held on 26 June 2008.

Item No. 6

The Company has a branch office in Sweden. The Company had appointed M/s. Baker Tilly Stockholm, Chartered Accountants, as Auditors of the Sweden Branch as per requirements of Swedish law, until the conclusion of this Annual General Meeting. However, M/s. Baker Tilly Stockholm have resigned as the Auditors of the Sweden Branch before the conclusion of this Annual General Meeting. In view of their resignation, it is proposed to appoint M/s. MGI Revideco AB, Authorised Public Accountants, as Sweden Branch Auditors. M/s. MGI Revideco AB have confirmed their willingness to act as the Auditors, if appointed.

None of the Directors of the Company are concerned or interested in the resolution.

The Board recommends the resolution for your approval.

Item No. 7

Mr. Louis Theodoor van den Boog (Mr. Boog) was appointed as an Executive Director of the Company by the Board of Directors of the

Company, at the Board Meeting held on 29 April 2008. The appointment is further subject to the approval of Members at the Annual General Meeting and also subject to approvals of the statutory authorities including Central Government under Section 269 of the Companies Act, 1956 and other applicable provisions.

Mr. Boog brings over 25 years of experience in the software industry. He has held various executive level positions in international software companies, as well as chairman and other board positions in a variety of private and public companies. During his tenure with Oracle from 1984-1996, he played a significant role in the corporation’s sterling growth. In his last position, he was Senior V.P. of Oracle Europe, Middle East & Africa (EMEA) with 8000 staff and $1.5 billion in revenues. Mr. Boog recently also held CEO positions at Meta4 as well as at Cordys B.V., a leading provider of SOA and BPM technology. Mr. Boog was a Special Advisor to General Atlantic.

Mr. Boog is currently a member of the Board of Directors of the Company and was also a member of the Audit Committee. In view of his vast experience in software industry, the Board thought it fit to appoint him as an Executive Director of the Company.

An abstract of terms of his appointment is set out below:

1.     Mr. Boog shall perform such duties as shall, from time to time, be entrusted to him subject to the superintendence, direction and control of the Board of Directors, and he shall perform such other duties as shall, from time to time, be entrusted by the Board of Directors.

2.     Salary: An annual consolidated salary will be in Indian Rupees equivalent to US$ 1,250,000 per annum payable on monthly in accordance with the Company’s standard payroll procedures and subject to applicable withholding taxes.

3.     Sign-on-Bonus: Mr. Boog will receive a sign-on-bonus of Indian Rupees equivalent to US$ 150,000 within fourteen days from the date of his effective appointment.

4.     Tenure: Mr. Boog will be an Executive Director of the Company upto 31 March 2013 unless extended by the Board with the consent of Mr. Boog.

5.     Equity Compensation: Participation in Equity linked Restricted Stock Units (RSUs): Mr. Boog will be entitled to 96,000 RSUs under Patni ESOP 2003 (Revised 2006) at a purchase price equal to the par value of per share of the Company’s common stock. The RSUs shall vest annually over a period of four years in equal installment of 25% every year from the grant date. The Compensation and Remuneration Committee may, in its absolute discretion, vest in him all the unvested RSUs after expiry of 12 months from the grant date and may allow him to exercise both vested and unvested RSUs at any time after expiry of 12 months from the grant date.

6.     Other Benefits / Expenses: As per the rules of the Company.

7.     Medical / Life Insurance: The Company will reimburse the current medical / life insurance costs of Mr. Boog.

8.     Provision for car / driver: As per the rules of the Company.

Accordingly, it is proposed to seek the approval of the Members as per the resolution proposed.

Mr. Louis Theodoor van den Boog is directly interested in this item.

None of other directors are concerned or interested in the proposed resolution.

The Board recommends the resolution for your approval.

Item Nos. 8 & 9

With the objective of attracting, motivating, rewarding and retaining employees of the Company and of its subsidiaries, for their high levels of individual performance and for their efforts to improve the financial performance of the Company and their loyalty to the Company, the Members of the Company passed a Special Resolution at the 25th Annual General Meeting of the Company held on 30 June 2003 authorising the Board to issue upto 11,142,085 equity shares of the Company to certain eligible employees under the Patni ESOP 2003. After Initial Public Offering (IPO) in February 2004, the said Resolution was later ratified by the Members of the Company by passing the Special Resolutions at the 26th Annual General Meeting held on 29 June 2004 (“The Resolutions”). Pursuant to Patni ESOP 2003, the Board was authorised to grant, to the eligible employees, stock options to purchase equity shares of the Company. Subsequent to this, in December 2005, the Company also completed its initial offering of American Depositary Shares (“ADSs”) in the United States. The ADSs evidenced by American Depositary Receipts are currently traded in the United States on the New York Stock Exchange under the code PTI. In view of the above and in order to provide liquidity to employees of the Company or its subsidiaries, located outside India, to acquire ADSs or equity shares of the Company, the Company at its 28th Annual General Meeting held on 21 June 2006 amended the Patni ESOP 2003 to the extent that certain number of Options [2,000,000 ADSs (Representing 4,000,000 equity shares of Rs. 2/- each)] would be granted in the form of ADR Linked Options to enable certain employees to acquire the ADSs provided that the aggregate stock options, at any point in time, shall not exceed 11,142,085 equity shares (including the underlying shares issued in respect of ADSs) of par value of Rs.2/- of the Company.

As the abovementioned Options were issued on market related prices, the recent fall in the market prices in general and the information technology companies shares in particular, the Options granted to the employees have become unattractive. In order to make them attractive and to motivate the employees to perform better, it is now proposed to modify Options terms, inter alia, by modifying/repricing the terms of Options (both vested and unvested, but not exercised) at the option of the employees as decided by the Board/ the Compensation and Remuneration Committee by modification of Option terms.

The salient features of modification/repricing of Options are as follows:

(a)	(i)	The total number of Options under the Plan	(i)	11,142,085 Options
(as approved by the Members on 30 June 2003).
	(ii)	Total number of Options granted	(ii)	Approximately 9,818,992
	(iii)	Total number of Options exercised	(iii)	Approximately 1,912,140
	(iv)	Total number of outstanding Options including	(iv)	Approximately 5,800,000
ADR Linked Options
	(v)	Modification/repricing of terms of Options	(v)	i)	Exercise Price per Option reduced to Rs. 2/- per share;
				ii)	Reduction in the number of Options granted. The reduction percentage is approximately in the range of 38% to 92% as may be determined by the Board/Compensation and Remuneration Committee.

(b)	Identification of classes of employees entitled to participate in the repricing of Options.

All the employees of the Company and its subsidiaries, who are Optionholders, are entitled to opt for the modification of terms of Options, inter alia, at revised price of Options. It is also applicable to Executive directors as well as Non-executive directors who have been granted Options as per Patni ESOP but not to the Promoter Directors.

(c)	Requirements of vesting and period of vesting

Subject to the minimum and maximum periods, the Vesting period in respect of any modified/repriced Options shall be the same as applicable to Options originally granted or as determined by the Compensation and Remuneration Committee.

(d)	Exercise price	Options will be exercisable at the price of Rs. 2/- per share. [Fringe Benefit Tax (FBT), as applicable, will be recovered from the employees]

(e)	Exercise period and process of exercise

The Options granted under the said Plan shall be exercisable at such times and under such conditions as determined by the Compensation and Remuneration Committee. The Options shall be deemed to have exercised when the Company receives:

		a.	Written notice (Exercise Form) from a Optionholder entitled to exercise the Options; and
		b.	Full payment for the shares with respect to which the Options are exercised plus applicable FBT amount.

(f)	Maximum number of Options to be issued per employee and in aggregate	The Minimum and Maximum number of Options to be issued will be decided by the Compensation and Remuneration Committee.

(g)	Cost to the Company	Cost of modification/repricing will be recognised in the Profit & Loss Account in accordance with the Guidance Note on Accounting issued by The Institute of Chartered Accountants of India (ICAI).

The Company shall conform to the accounting policies specified in clause 13.1 of the ESOS/ESPS Guidelines and the Guidance Note on Accounting for Employee Share Based Payments issued by ICAI.

The Resolutions as set out in item nos. 8 & 9 relate to the modification to the terms of Options. The Board recommends for your approval the resolutions set out in item nos. 8 & 9.

The copy of the Patni ESOP 2003 (Revised 2006) is available for inspection at the Registered Office of the Company during the business hours till the date of the Annual General Meeting.

None of the Directors of the Company are concerned or interested in these resolutions except to the extent of Options which have been granted to them pursuant to this Plan.

For Patni Computer Systems Limited

Arun Kanakal
Dated: 29 April 2008	Company Secretary

Annexure to item nos. 3 & 4

Details of Directors seeking reappointment at the Annual General Meeting

Mr. Arun Duggal has been a director of the Company since November 2003. Mr. Duggal is an experienced international Banker advising Corporations on Financial Strategy, M&A and Capital Raising areas. He has been an International Advisor to a number of Corporations, major Financial Institutions and Private Equity firms.

He is a Chairman of Board of Directors of Shriram Transport Finance Company, Shriram Properties Ltd, Shriram City Union Finance Ltd., and Shriram EPC Limited. He is a Chairman and CEO of Tanglewood Financial Advisors (P) Limited and Balckstone Investment Company (P) Limited. He is the Vice Chairman of International Asset Reconstruction Company.

He is on the Board of Directors of Jubilant Energy Ltd., Fidelity Fund Management, Petronet LNG (Nominee Director of Asian Development Bank), Manipal Acunova Limited, Zuari Industries, Info Edge (India), Dish TV India Ltd., Mundra Port & SEZ Ltd., The Bellwether Microfinance Fund, and Hertz (India).

He is a Chairman of Audit Committee of Petronet LNG and Info Edge (India). He is a member of Audit Committee of Zuari Industries Limited. He is a member of Remuneration Committee of Petronet LNG and Dish TV India. He is a member of Shareholders Investors Grievance Committee of Petronet LNG.

Mr. Duggal is involved in several initiatives in social sector and with a number of environmental projects.

A Mechanical Engineer from the prestigious Indian Institute of Technology, Delhi, Mr. Duggal holds an MBA from the Indian Institute of Management, Ahmedabad. He teaches Banking & Finance at the Indian Institute of Management, Ahmedabad as a visiting Professor.

Mr. Duggal is a Chairman of Audit Committee of the Company.

As on date, Mr. Duggal does not hold any shares in the Company, but holds options granted under Company’s Stock Option Scheme.

Mr. William Grabe has been a director of the Company since September 2002. Since 1992, Mr. Grabe has been a Managing Director at General Atlantic LLC, a worldwide private equity firm. Prior to that, he was a Vice President of IBM and held various positions, the last of which was head, North America Sales and Marketing.

He is a Director of various companies including Compuware Corporation, Gartner Inc., Infotech Enterprises Limited and Lenovo Group Company.

Mr. Grabe has a BS degree in Engineering from New York University and an MBA from the University of California, Los Angeles.

Mr. William Grabe is a member of Shareholders’ / Investors’ Grievance Committee.

As on date, Mr. Grabe neither holds any shares in the Company nor have any options been granted to him under the Company’s Stock Option Scheme.

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune-411 006.

Proxy Form

Ledger Folio No.	DP ID*

Client ID*	No. of Shares held

I/We

of                                                                                                             being a Member(s) of the abovenamed Company, hereby appoint                                                                              or failing him

                                                                                                      of

as my/our proxy to attend and vote for me/us on my/our behalf at the THIRTIETH ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R. B. M. Road, Opp. Pune Railway Station, Pune-411 001, to be held on Thursday, 26 June 2008, at 11 :30 a.m. or at any adjournment thereof.

Please affix
Signed this day of , 2008	Revenue
Stamp

* Applicable to Members holding shares in electronic form.	(Signature of the Member)

Note: This form, duly completed and signed, should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting.

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune-411 006.

Attendance Slip

To be handed over at the entrance of the Meeting Hall

Ledger Folio No.	DP ID*

Client ID*	No. of Shares held

Full Name of the Member attending (IN BLOCK LETTERS):

Full Name of Proxy (IN BLOCK LETTERS):

(To be filled in if Proxy attends instead of the Member)

I hereby record my presence at the THIRTIETH ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R. B. M. Road, Opp. Pune Railway Station, Pune-411 001, on Thursday, 26 June 2008, at 11: 30 a.m.

(Signature of the Member)

* Applicable to Members holding shares in electronic form.	(To be signed at the time of handing over this slip)

Note: Members are requested to bring their copies of the Annual Report to the meeting.

PATNI COMPUTER SYSTEMS LIMITED

Instructions to The Bank of New York, as Depositary

(Must be received prior to 5:00 PM (New York time) on June 18, 2008)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Patni Computer Systems Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on May 22, 2008 (US Record Date) at the Annual General Meeting of Shareholders of Patni Computer Systems Limited to be held on June 26, 2008 at Hotel Le Meridien, R.B.M. Road, opposite Pune Railway Station, Pune – 411001, India in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.

2. In absence of any instructions, a discretionary proxy will be given to a person designated by the Issuer.

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments	PATNI COMPUTER SYSTEMS LIMITED
(Mark the corresponding box on the reverse side)	PROXY PROCESSING
PO BOX 3549
S HACKENSACK NJ 07606-9249

FOLD AND DETACH HERE

Please mark your votes as indicated in this example	☒

Voting on this proxy card is by reference to the Notice of Meeting for the Annual General Meeting
issued by the Company dated April 29, 2008.

For a copy of the annual report and financial statements please go to www.patni.com.

ORDINARY BUSINESS		FOR	AGAINST	ABSTAIN

1.	To receive, consider and adopt the audited Balance Sheet as at 31 December 2007 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.	☐	☐	☐

2.	To declare dividend on equity shares for the year ended 31 December 2007.	☐	☐	☐

3.	To appoint a director in place of Mr. Arun Duggal, who retires by rotation and being eligible, offers himself for reappointment.	☐	☐	☐

4.	To appoint a director in place of Mr. William Grabe, who retires by rotation and being eligible, offers himself for reappointment.	☐	☐	☐

5.	To appoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration .	☐	☐	☐

SPECIAL BUSINESS

6.	Appointment of Branch Auditors.	☐	☐	☐

7.	Appointment of Mr. Louis Theodoor van den Boog as an Executive Director of the Company.	☐	☐	☐

8.	Patni ESOP 2003 (Revised 2006) – Modification of Terms of Options-Repricing Options.	☐	☐	☐

9.	Patni ESOP 2003 (Revised 2006) – Modification of Terms of Options-Repricing Options.	☐	☐	☐

Mark Here for Address Change or Comments SEE REVERSE	☐

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

FOLD AND DETACH HERE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 11, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary